Execution Version
Exhibit 99.2
CREDIT AGREEMENT

Among

BAYTEX ENERGY CORP.
as Borrower
- and -
THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED
FROM TIME TO TIME HEREIN AS LENDERS
as Lenders

- and -

THE BANK OF NOVA SCOTIA
as Agent of the Lenders

MADE AS OF DECEMBER 19, 2025

CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF MONTREAL ROYAL BANK OF CANADA
AND THE BANK OF NOVA SCOTIA
as Joint Lead Arrangers and Joint Bookrunners
CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL BANK OF CANADA, BANK OF MONTREAL,
NATIONAL BANK OF CANADA AND ATB FINANCIAL
as Co-Syndication Agents
NATIONAL BANK OF CANADA AND ATB FINANCIAL
as Co-Documentation Agents

Norton Rose Fulbright Canada LLP
Torys LLP

CAN_DMS: \1013821876\10

1.1    DEFINITIONS    1
1.2    HEADINGS; ARTICLES AND SECTIONS    42
1.3    GENDER AND NUMBER; INCLUDING; SUCCESSORS; IN WRITING    42
1.4    ACCOUNTING PRINCIPLES    43
1.5    REFERENCES TO AGREEMENTS AND ENACTMENTS    44
1.6    PER ANNUM CALCULATIONS    44
1.7    SCHEDULES    44
1.8    CHANGES IN ARO FRAMEWORK    44
1.9    INTEREST RATES; BENCHMARK NOTIFICATION    45
ARTICLE 2 THE CREDIT FACILITIES    46
2.1    THE CREDIT FACILITIES    46
2.2    TYPES OF AVAILMENTS; OVERDRAFT LOANS    46
2.3    PURPOSE    46
2.4    AVAILABILITY AND NATURE OF THE CREDIT FACILITIES    46
2.5    MINIMUM DRAWDOWNS    47
2.6    NOTICE PERIODS FOR DRAWDOWNS, CONVERSIONS AND ROLLOVERS    47
2.7    CONVERSION OPTION    48
2.8    ROLLOVERS; SELECTION OF INTEREST PERIODS    48
2.9    ROLLOVERS AND CONVERSIONS NOT REPAYMENTS    49
2.10    AGENT’S OBLIGATIONS WITH RESPECT TO CANADIAN PRIME RATE LOANS, U.S. BASE RATE LOANS, SOFR LOANS AND CORRA LOANS    49
2.11    LENDERS’ AND AGENT’S OBLIGATIONS WITH RESPECT TO CANADIAN PRIME RATE LOANS, U.S. BASE RATE LOANS, SOFR LOANS AND CORRA LOANS    49
2.12    IRREVOCABILITY    49
2.13    OPTIONAL CANCELLATION OR REDUCTION OF CREDIT FACILITIES    49
2.14    OPTIONAL REPAYMENT OF CREDIT FACILITIES    49
2.15    MANDATORY REPAYMENT OF CREDIT FACILITIES ON MATURITY DATE    50
2.16    ADDITIONAL REPAYMENT TERMS    51
2.17    CURRENCY EXCESS    51
2.18    HEDGING WITH LENDERS AND HEDGING AFFILIATES    52
2.19    EXTENSION OF SYNDICATED FACILITY MATURITY DATE    52
2.20    EXTENSION OF OPERATING FACILITY MATURITY DATE    54
2.21    REPLACEMENT OF LENDERS    54
2.22    HOSTILE ACQUISITIONS    55
2.23    ACCORDION FOR INCREASE IN CREDIT FACILITIES    56
ARTICLE 3 CONDITIONS PRECEDENT    58
3.1    CONDITIONS PRECEDENT TO EFFECTIVENESS    58
3.2    CONDITIONS PRECEDENT FOR ALL DRAWDOWNS    59
3.3    WAIVER    59
ARTICLE 4 EVIDENCE OF DRAWDOWNS    60
4.1    ACCOUNTS AND RECORDS    60

Contents
Section        Page
ARTICLE 5 PAYMENTS OF INTEREST AND FEES    60
5.1    INTEREST ON CANADIAN PRIME RATE LOANS    60
5.2    INTEREST ON U.S. BASE RATE LOANS    60
5.3    INTEREST ON SOFR LOANS    60
5.4    INTEREST ON TERM CORRA LOANS    61
5.5    INTEREST ON DAILY COMPOUNDED CORRA LOANS    61
5.6    INTEREST ACT (CANADA); CONVERSION OF 360-DAY RATES    61
5.7    NOMINAL RATES; NO DEEMED REINVESTMENT    61
5.8    STANDBY FEES    62
5.9    AGENT’S FEES    62
5.10    INTEREST ON OVERDUE AMOUNTS    62
5.11    WAIVER    62
5.12    MAXIMUM RATE PERMITTED BY LAW    63
ARTICLE 6 LETTERS OF CREDIT    63
6.1    AVAILABILITY    63
6.2    CURRENCY, TYPE, FORM AND EXPIRY    63
6.3    NO CONVERSION    63
6.4    POA LC PROVISIONS    63
6.5    FRONTED LC PROVISIONS    65
6.6    LETTERS OF CREDIT IF A FRONTING LENDER CEASES TO BE A FRONTING LENDER    66
6.7    RECORDS    66
6.8    REIMBURSEMENT OR CONVERSION ON PRESENTATION    66
6.9    FRONTING LENDER INDEMNITY    66
6.10    FEES AND EXPENSES    67
6.11    ADDITIONAL PROVISIONS    67
6.12    CERTAIN INFORMATION AND NOTICES TO THE AGENT WITH RESPECT TO LETTERS OF CREDIT    71
6.13    EXISTING LETTERS OF CREDIT    71
ARTICLE 7 PLACE AND APPLICATION OF PAYMENTS    71
7.1    PLACE OF PAYMENT OF PRINCIPAL, INTEREST AND FEES; PAYMENTS TO AGENT    71
7.2    DESIGNATED ACCOUNTS OF THE LENDERS    71
7.3    FUNDS    71
7.4    APPLICATION OF PAYMENTS    72
7.5    PAYMENTS CLEAR OF TAXES; FATCA    72
7.6    SET-OFF    74
7.7    MARGIN CHANGES; ADJUSTMENTS FOR MARGIN CHANGES    74
ARTICLE 8 REPRESENTATIONS AND WARRANTIES    74
8.1    REPRESENTATIONS AND WARRANTIES    74
8.2    DEEMED REPETITION    79
8.3    EFFECTIVE TIME OF REPETITION    80
8.4    NATURE OF REPRESENTATIONS AND WARRANTIES    80

Contents
Section        Page
ARTICLE 9 GENERAL COVENANTS    80
9.1    AFFIRMATIVE COVENANTS    80
9.2    NEGATIVE COVENANTS    86
9.3    FINANCIAL COVENANTS    89
9.4    MOST FAVOURED LENDERS    90
9.5    AGENT MAY PERFORM COVENANTS    90
ARTICLE 10 SECURITY    91
10.1    SECURITY ON ALL ASSETS    91
10.2    REGISTRATION AND FIXED CHARGE SECURITY    92
10.3    FORMS    93
10.4    CONTINUING SECURITY    93
10.5    DEALING WITH SECURITY    93
10.6    EFFECTIVENESS    94
10.7    RELEASE AND DISCHARGE OF SECURITY    94
10.8    TRANSFER OF SECURITY    94
10.9    AFFILIATES OF LENDERS    95
10.10    SECURITY FOR HEDGING AND CASH MANAGEMENT WITH FORMER LENDERS    95
ARTICLE 11 EVENTS OF DEFAULT AND ACCELERATION    96
11.1    EVENTS OF DEFAULT    96
11.2    ACCELERATION    99
11.3    CONVERSION ON DEFAULT    99
11.4    REMEDIES CUMULATIVE AND WAIVERS    100
11.5    TERMINATION OF LENDERS’ OBLIGATIONS    100
11.6    ACCELERATION OF ALL LENDER OBLIGATIONS    100
11.7    APPLICATION AND SHARING OF PAYMENTS FOLLOWING ACCELERATION    100
11.8    CALCULATIONS AS AT THE ADJUSTMENT TIME    101
11.9    SHARING REPAYMENTS    101
11.10    ADJUSTMENTS AMONG LENDERS UNDER CREDIT FACILITIES    101
ARTICLE 12 CHANGE OF CIRCUMSTANCES    102
12.1    TEMPORARY MARKET DISRUPTION    102
12.2    BENCHMARK REPLACEMENT SETTING    103
12.3    CHANGE IN LAW    107
12.4    PREPAYMENT OF PORTION    109
12.5    ILLEGALITY    109
12.6    DISRUPTION EVENTS    110
ARTICLE 13 COSTS, EXPENSES AND INDEMNIFICATION    111
13.1    COSTS AND EXPENSES    111
13.2    GENERAL INDEMNITY    111
13.3    ENVIRONMENTAL INDEMNITY    112
13.4    JUDGMENT CURRENCY    113
13.5    LIMITS ON LIABILITY OF INDEMNIFIED PARTIES    113

Contents
Section        Page
ARTICLE 14 THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITY    114
14.1    AUTHORIZATION AND ACTION    114
14.2    PROCEDURE FOR MAKING LOANS UNDER THE CREDIT FACILITIES    114
14.3    REMITTANCE OF PAYMENTS    115
14.4    REDISTRIBUTION OF PAYMENT    115
14.5    DUTIES AND OBLIGATIONS    116
14.6    PROMPT NOTICE TO THE LENDERS    117
14.7    AGENT’S AND LENDERS’ AUTHORITIES    117
14.8    LENDER CREDIT DECISION    118
14.9    INDEMNIFICATION OF AGENT    118
14.10    SUCCESSOR AGENT    118
14.11    TAKING AND ENFORCEMENT OF REMEDIES    119
14.12    RELIANCE UPON AGENT    119
14.13    NO LIABILITY OF AGENT    120
14.14    THE AGENT, FRONTING LENDERS AND DEFAULTING LENDERS    120
14.15    ERRONEOUS PAYMENTS BY THE AGENT    122
14.16    ARTICLE FOR BENEFIT OF AGENT AND LENDERS    124
ARTICLE 15 GENERAL    124
15.1    EXCHANGE AND CONFIDENTIALITY OF INFORMATION    124
15.2    NATURE OF OBLIGATION UNDER THIS AGREEMENT; DEFAULTING LENDERS    126
15.3    NOTICES    127
15.4    GOVERNING LAW    128
15.5    BENEFIT OF THE AGREEMENT    128
15.6    ASSIGNMENT    128
15.7    PARTICIPATIONS    129
15.8    SEVERABILITY    130
15.9    WHOLE AGREEMENT    130
15.10    AMENDMENTS AND WAIVERS    130
15.11    FURTHER ASSURANCES    133
15.12    ATTORNMENT    133
15.13    TIME OF THE ESSENCE    133
15.14    WAIVER OF JURY TRIAL    133
15.15    KNOW YOUR CUSTOMER/ANTI-MONEY LAUNDERING LAWS    133
15.16    NO FIDUCIARY DUTY    134
15.17    CREDIT AGREEMENT GOVERNS    134
15.18    ELECTRONIC COMMUNICATIONS    134
15.19    PLATFORM    135
15.20    ACKNOWLEDGEMENT AND CONSENT TO BAIL-IN OF AFFECTED FINANCIAL INSTITUTIONS    135
15.21    ACKNOWLEDGMENT REGARDING ANY SUPPORTED QFCS    136
15.22    PAYMENTS SET ASIDE    137
15.23    COUNTERPARTS    137

CREDIT AGREEMENT
THIS AGREEMENT is made as of December 19, 2025
AMONG:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED FROM TIME TO TIME HEREIN AS LENDERS (hereinafter collectively referred to as the “Lenders” and individually referred to as a “Lender”),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as administrative agent of the Lenders hereunder (hereinafter referred to as the “Agent”),
OF THE THIRD PART.
WHEREAS the Borrower has requested the Lenders to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;
AND WHEREAS the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;
AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
Article 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“2030 Note Indenture” means the indenture dated as of April 27, 2023 among the Borrower as issuer, the guarantors party thereto, and Computershare Trust Company, N.A., as trustee in respect of the 2030 Notes.
“2030 Notes” means the 8.50% senior notes due 2030 in the initial aggregate principal amount of U.S.$800,000,000 issued by the Borrower under the 2030 Note Indenture.

“2032 Note Indenture” means the indenture dated as of April 1, 2024 among the Borrower as issuer, the guarantors party thereto, and Computershare Trust Company, N.A. as trustee in respect of the 2032 Notes.
“2032 Notes” means the 7.375% senior notes due 2032 in the initial aggregate principal amount of U.S.$575,000,000 issued by the Borrower under the 2032 Note Indenture.
“Abandonment/Reclamation Order” means (a) any ARO Security Requirements and (b) any abandonment, remediation, reclamation and/or non-compliance order or directive issued by an Energy Regulator (excluding ARO Minimum Spending Requirements) which, in each case, relates to the Borrower, any of the Material Subsidiaries or their respective assets.
“Acceleration” has the meaning set out in Section 11.10(1).
“Acceleration Notice” means a written notice delivered by the Agent to the Borrower pursuant to Section 11.2 declaring all Obligations of the Borrower outstanding hereunder to be due and payable.
“Account Control Agreement” means an account control agreement (or equivalent in any other applicable jurisdiction) with respect to a deposit account or securities account of the Borrower or a Material Subsidiary outside of Canada, in each case acknowledged and agreed to by the institution at which such account is held and in form and substance satisfactory to the Agent, acting reasonably.
“Additional Compensation” has the meaning set out in Section 12.3(1).
“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that, if Adjusted Daily Compounded CORRA as so determined for any day shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor for such day.
“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that, if the Interest Period with respect to the applicable Term CORRA Loan is a Non-Standard Interest Period, then Adjusted Term CORRA shall be the CORRA Interpolated Rate; and provided further that, if Adjusted Term CORRA as so determined for any day shall be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor for such day.
“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non-Standard Interest Period, then Adjusted Term SOFR shall be the SOFR Interpolated Rate; and provided further that, if the Adjusted Term SOFR as so determined for any day shall be less than the Floor, then the Adjusted Term SOFR shall be deemed to be the Floor for such day.
“Adjustment Time” means the time of occurrence of the last event necessary (including the delivery of a Demand for Payment) to ensure that all Secured Obligations are thereafter due and payable.
“Advance” means an advance of funds made by the relevant Lenders or by any one or more of them to the Borrower (including by way of overdraft under the Operating Facility), but does not include any Conversion or Rollover.
“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.
“Affected Loan” has the meaning set out in Section 12.4.
“Affiliate” means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.

“Agency Fee Agreement” means an agency fee agreement agreed to in writing between the Borrower and the Agent from time to time respecting the payment of certain fees and other amounts to the Agent for its own account.
“Agent Parties” has the meaning set out in Section 15.19.
“Agent’s Accounts” means the following accounts maintained by the Agent to which payments and transfers in respect of the Syndicated Facility under this Agreement are to be effected:
(a)for Canadian Dollars:
[redacted]

(b)for United States Dollars:
[redacted]
or such other account or accounts as the Agent may from time to time designate by notice to the Borrower and the Syndicated Facility Lenders.
“Agreement” means this credit agreement, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
“AML/KYC Legislation” has the meaning set out in Section 15.15.
“Applicable Laws” or “applicable law” means, in relation to any Person, transaction or event:
(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority; and
(b) all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event.
“Applicable Pricing Rate”, as regards any Loan or the standby fees payable in accordance with Section 5.8, means when the Senior Secured Debt to EBITDA Ratio (calculated as at the Quarter End for the 12 months ended on such date) is one of the following, the percentage rate per annum set forth opposite such ratio in the column applicable to the type of Loan in question or such standby fee:

Level	Senior Secured Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on SOFR Loans, CORRA Loans and Issuance Fees for Letters of Credit	Standby Fee
1	[redacted]	[redacted]	[redacted]	[redacted]
2	[redacted]	[redacted]	[redacted]	[redacted]
3	[redacted]	[redacted]	[redacted]	[redacted]
4	[redacted]	[redacted]	[redacted]	[redacted]
5	[redacted]	[redacted]	[redacted]	[redacted]

provided that, in each case:
(c)the above rates per annum applicable to SOFR Loans are expressed on the basis of a year of 360 days and the above rates per annum applicable to all other Loans are expressed on the basis of a year of 365 days;

(d)standby fees shall be calculated daily on the unutilized portion of each Credit Facility and be payable quarterly in arrears;
(e)issuance fees for Non-Financial LCs shall be [redacted] % of the rate specified above; provided that, if any such Non-Financial LC is determined by OSFI or any other applicable Governmental Authority having jurisdiction to not be a Non-Financial LC after the issuance thereof, the foregoing rate for such Non-Financial LC shall be adjusted back to 100% of the rate specified above with retroactive effect to the date of issuance and the incremental issuance fee payable for the period from the date of issuance to the date of such determination by OSFI or such other applicable Governmental Authority shall be payable on the first (1st) Banking Day following the Quarter End in which OSFI or such other applicable Governmental Authority makes such determination; and
(f)changes in the Applicable Pricing Rate in respect of the Credit Facilities shall be effective in accordance with Section 7.7.
“Approved Fund” means any Fund that is administered or managed by:
(g)a Lender;
(h)an Affiliate of a Lender; or
(i)a Person or an Affiliate of a Person that administers or manages a Lender.
“ARO Assessment Report” shall mean (a) with respect to ARO Assets located in the Province of Alberta, the licensee capability assessment used by the applicable Energy Regulator, (b) with respect to ARO Assets located in the Province of British Columbia, the permittee capability assessment used by the applicable Energy Regulator, and (c) with respect to those ARO Assets located in any other jurisdiction in Canada, or, to the extent the reports referred to in the foregoing clauses (a) or (b), as applicable, have been discontinued in the jurisdictions referred to therein, any summary, report, profile or other similar document issued by the Energy Regulator in such jurisdiction in respect of its assessment of the capabilities of licensees, approval holders, permittees or other similar persons to meet their respective regulatory and liability obligations throughout the energy development life cycle. Unless the context requires otherwise, references herein to ARO Assessment Report shall be deemed to refer to an ARO Assessment Report of the Borrower and the Material Subsidiaries.
“ARO Assets” means all oil and gas wells, well sites, facilities, facility sites, pipelines and any other assets, property and undertaking which have abandonment and reclamation obligations and liabilities associated therewith in which the Borrower or any Material Subsidiary has an interest (whether as owner, licensee, operator or otherwise), in each case, located in Canada or, if the context requires, any jurisdiction therein.
“ARO Liabilities” means, as at any date of determination, the uninflated and undiscounted abandonment and reclamation obligations and liabilities (expressed in nominal dollars) of the Borrower and the Material Subsidiaries in respect of their respective ARO Assets, calculated in a manner which is consistent in all material respects with the methodology used in the then most recent Engineering Report delivered pursuant to Section 9.1(e)(vi).
“ARO Minimum Spending Requirements” means any mandatory closure quotas/targets or expenditure requirements issued by an Energy Regulator from time to time setting forth a minimum amount of work or money to be spent (or both) on ARO Liabilities, excluding mandatory closure/remediation expenditures or other mandatory expenditures which are required to be made as a result of any deficiency in an ARO Assessment Report or similar license capability deficiencies or non-compliance with abandonment and reclamation obligations.
“ARO Security Requirements” means any order, directive or demand to post security deposits issued by an Energy Regulator to the Borrower or any Material Subsidiary or in respect of its ARO Assets or ARO Liabilities (excluding any security deposits which are mandatorily required to be provided by any owner, licensee or operator of ARO Assets without regard to (a) the financial condition or creditworthiness of such Person or (b) the licensee capability or abandonment and reclamation obligations determined to be applicable to such Person by an Energy Regulator).

“Assigned Interests” has the meaning set out in Section 2.19(5)(a).
“Assignment Agreement” means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, acting reasonably.
“Assumed Acquisition Liens” means (a) Security Interests on any property or assets of a Person existing at the time such Person is amalgamated, merged with or into or consolidated with the Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such liens were in existence prior to and not incurred in the contemplation of such amalgamation, merger or consolidation and do not extend to any property or assets other than those of the Person amalgamated, merged into or consolidated with the Borrower or Subsidiary (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing); and (b) Security Interests on any property or assets existing at the time of acquisition thereof by the Borrower or any Subsidiary or on any property or assets of a Person at the time of acquisition of such Person by the Borrower or any Subsidiary and do not extend to any other property or assets (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), in either case, in a transaction permitted by this Agreement (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), provided that such liens were not incurred in contemplation of any such acquisition.
“Attributable Debt” means, in respect of any lease (whether characterized as a capital lease or an operating lease under GAAP or not) entered into by a Person or a Subsidiary thereof as lessee, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding for certainty, amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges.
“Available Tenor” means, as of any date of determination and with respect to any then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 12.2(d).
“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.
“Bail-In Legislation” means:
(j)with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and
(k)with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).
“Banking Day” means any day other than a Saturday or a Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Calgary, Toronto, Montreal, Québec and New York; provided that, when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term “Banking Day” means any such day that is also a U.S. Government Securities Business Day.

“Basel III” means the agreements on capital requirements, leverage ratios and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, modified, supplemented, reissued or replaced from time to time, and “Basel III: The liquidity coverage ratio and liquidity risk monitoring tools” published by the Basel Committee on Banking Supervision in January 2013, as amended, modified, supplemented, reissued or replaced from time to time.
“Benchmark” means, initially, (a) in respect of any SOFR Loan, the Term SOFR Reference Rate, (b) in respect of any Term CORRA Loan, the Term CORRA Reference Rate and (c) in respect of any Daily Compounded CORRA Loan, CORRA; provided in each case that if a Benchmark Transition Event has occurred with respect to any then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 12.2(a).
“Benchmark Fallback Loans” means (a) in respect of any SOFR Loans, U.S. Base Rate Loans, (b) in respect of any Term CORRA Loans, Daily Compounded CORRA Loans and (c) in respect of any Daily Compounded CORRA Loans, Canadian Prime Rate Loans.
“Benchmark Loan” means any Loan that bears interest with reference to any Benchmark (or any Benchmark Replacement thereof).
“Borrower” means Baytex Energy Corp. and its successors and permitted assigns.
“Canadian Dollars” and “Cdn.$” mean the lawful money of Canada.
“Canadian Prime Rate” means, for any day, the greater of:
(l)the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers of varying degrees of creditworthiness in Canada for Canadian Dollar demand loans in Canada; and
(m)Adjusted Term CORRA for a one-month tenor in effect for such day, plus 1.00% per annum, provided that, (i) if both such rates are equal or if such one month Adjusted Term CORRA is unavailable for any reason on any date of determination, then the “Canadian Prime Rate” shall be the rate specified in (a) above and (ii) rate as determined above for any day would be less than the Floor, the Canadian Prime Rate shall be deemed to be the Floor for such day.
“Canadian Prime Rate Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the Canadian Prime Rate.
“Capital Adequacy Requirements” means the Guideline dated October 2023, entitled “Capital Adequacy Requirements (CAR)” issued by OSFI and all other guidelines or requirements relating to capital adequacy issued by OSFI or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.
“Cash Management Arrangements” means any arrangement entered into or to be entered into by the Borrower or any of its Subsidiaries with a Cash Manager for or in respect of cash management services for the Borrower and its Subsidiaries, including centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing, and for certainty, includes the Existing Cash Management Arrangements.

“Cash Management Documents” means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements.
“Cash Management Obligations” means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries under, pursuant or relating to the Cash Management Arrangements or Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower and its Subsidiaries under the Cash Management Arrangements or Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrower and its Subsidiaries to a Cash Manager for or in relation to each of the following:
(n)daylight credit associated with wire transfers;
(o)daylight credit associated with inter-account transfers; and
(p)daylight credit for foreign exchange settlement,
and for certainty includes the Existing Cash Management Obligations.
“Cash Manager” means each Lender or an Affiliate thereof which, from time to time, is a provider of Cash Management Arrangements to the Borrower and its Subsidiaries, and which includes The Bank of Nova Scotia.
“Change of Control” means and shall be deemed to have occurred if and when:
(q)any Person or Persons acting jointly or in concert (within the meaning ascribed to such phrase in the Securities Act (Alberta)) shall beneficially own or control, directly or indirectly, Voting Shares in the capital of the Borrower which have or represent more than 50% of all the votes entitled to be cast by shareholders for an election of the board of directors of the Borrower;
(r)other than in the case of an Excluded Replacement, individuals who were elected as members of the board of directors of the Borrower by the most recent resolutions of the shareholders of the Borrower shall no longer constitute a majority of the board of directors of the Borrower at any time prior to the next following resolutions of the shareholders of the Borrower relating to the election of the same; or
(s)other than in the case of an Excluded Replacement, individuals who were members of the board of directors of the Borrower immediately prior to resolutions of the shareholders of the Borrower relating to the election of directors shall not constitute a majority of the board of directors following such election.
“Code” means the Internal Revenue Code of 1986 (United States).
“Commitment” means, as the context requires, a Syndicated Facility Commitment or an Operating Facility Commitment.
“Commodity Agreement” means any agreement for the making or taking of delivery of any commodity (including Petroleum Substances), any commodity swap agreement, floor, cap or collar agreement or commodity future, forward, derivative or option transaction or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the making or taking of physical delivery of any commodity (including Petroleum Substances) in the ordinary course of business or the physical purchase or sale of any commodity (including Petroleum Substances) by the Borrower or a Subsidiary entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of the Borrower or a Subsidiary to fluctuations in the prices of commodities (including Petroleum Substances and, for certainty, any such agreement for the physical making, taking, purchase or sale of Petroleum Substances referred to in (a) or (b) of this definition shall constitute a “Commodity Agreement” for all purposes hereof).
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Communications” has the meaning set out in Section 15.19.
“Compliance Certificate” means a certificate of the Borrower signed on its behalf by any one of the president and chief executive officer, chief financial officer, chief operating officer, vice president finance or treasurer of the Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Borrower pursuant hereto.
“Conforming Changes” means, with respect to either the use or administration of any Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “Canadian Prime Rate”, “U.S. Base Rate,” “Banking Day,” “U.S. Government Securities Business Day”, “Interest Period”, “Interest Payment Date” or any similar or analogous definition in respect of the foregoing, the timing and frequency of determining rates and making payments of interest, the timing of Drawdown Notices, Conversion Notices, Rollover Notices or Repayment Notices, the applicability and length of lookback periods, the applicability of breakage provisions and other technical, administrative or operational matters,) that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Documents).
“Consolidated Assets” means, on any date of determination, the assets of the Borrower determined on a consolidated basis in accordance with GAAP.
“Consolidated Tangible Assets” means, with respect to the Borrower, Consolidated Assets less:
(t)any value attributed to intangible assets (such as, but not limited to, goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges); and
(u)minority interests,
in either case, as shown on the consolidated balance sheet of the Borrower and determined in accordance with GAAP.
“Conversion” means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof; provided that, the conversion of a Loan under a Credit Facility denominated in one currency to a Loan denominated in another currency shall be effected by (a) repayment of the Loan or portion thereof being converted in the currency in which it was denominated and (b) re-advance to the Borrower of the Loan into which such conversion was made. “Convert” and “Converted” have the meanings correlative thereto.
“Conversion Date” means the date specified by the Borrower as being the date on which the Borrower has elected to Convert, or this Agreement requires the Conversion of, one type of Loan under a given Credit Facility into another type of Loan under the same Credit Facility and which shall be a Banking Day.
“Conversion Notice” means a notice substantially in the form annexed hereto as Schedule D to be given to the Agent by the Borrower pursuant hereto.

“Convertible Debentures” means, with respect to the Borrower, convertible subordinated debentures issued by the Borrower which have all of the following characteristics:
(v)the obligations under, pursuant or relating to such debentures and the indenture or agreement governing such debentures shall be unsecured obligations of the Borrower, and no Subsidiary thereof shall have provided a Guarantee or any financial assistance or any security in respect of any of such obligations;
(w)an initial final maturity, or due date in respect of repayment of principal, which is after each Maturity Date in effect at the time such debentures are issued;
(x)no scheduled or mandatory payments, redemptions or purchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of common shares in the capital of the Borrower as contemplated in (g) below and other than on a change of control of the Borrower where a Change of Control of the Borrower also occurs) prior to each Maturity Date in effect at the time such debentures are issued;
(y)upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Secured Obligations which has not been rescinded, (i) all amounts payable by the Borrower in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such debentures are subordinate and junior in right of payment to all the Secured Obligations and (ii) no enforcement steps or proceedings may be commenced in respect of such debentures;
(z)upon any distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of such Person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Borrower, or otherwise), all the Secured Obligations shall first be paid in full in cash, or provisions made for such payment, before any payment by the Borrower is made on account of principal, premium (if any), interest or other obligations payable in regard to such debentures;
(aa)a default, event of default under, or acceleration of the time for repayment of, any Debt (including any of the Secured Obligations) or enforcement of the rights and remedies by the holder of such Debt (including the Agent and the Lenders hereunder or under any other Document, Cash Management Documents or Lender Financial Instrument or document delivered pursuant hereto or thereto) shall not:
(i)cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or
(ii)cause or permit the obligations under, pursuant or relating to such debentures to be due and payable prior to the stated maturity thereof;
provided however that, notwithstanding the foregoing provisions of subparagraph (f) (but, for certainty, without limiting or affecting in any manner whatsoever the other provisions of this definition), such debentures and the indenture or agreement governing the same may provide that an event of default under another indenture, agreement or instrument evidencing indebtedness for borrowed money of the Borrower or a Material Subsidiary which has resulted in (A) indebtedness for borrowed money thereunder in excess of the Threshold Amount being accelerated and (B) the holders of such indebtedness being entitled to commence, and such holders having commenced, the enforcement of the security they hold for such indebtedness (if any) or the exercise of any other creditors’ remedies to collect such indebtedness, may constitute an “event of default” under and as defined in such debentures and indenture or agreement governing the same;
(ab)except during an event of default under and as defined in the indenture or agreement governing such debentures, payments of principal due and payable under, pursuant or relating to such debentures can be satisfied, at the option of the Borrower, by issuing and delivering common shares in the capital of the Borrower in accordance with the indenture or agreement governing such debentures; and
(ac)except during an event of default under and as defined in the indenture or agreement governing such debentures, payments of interest due and payable under, pursuant or relating to such debentures can be satisfied, at the option of the Borrower and in accordance with the indenture or agreement governing such debenture, by payment of the proceeds of the issue and sale of common shares in the capital of the Borrower resulting from a bid process whereby the trustee under the indenture or agreement governing such debentures:
(i)accepts delivery from the Borrower of such common shares;
(ii)accepts bids with respect to, and consummates sales of, such common shares, each as the Borrower shall direct in its absolute discretion; and
(iii)uses the proceeds received from such sale of common shares to satisfy such interest, where the acceptance of any such bid in accordance with (ii) above is conditional on the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of common shares equalling the interest due on the applicable interest payment date.
“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the CORRA Administrator.
“CORRA Administrator” means the Bank of Canada, or any successor administrator of the Canadian Overnight Repo Rate Average.
“CORRA Interpolated Rate” means, for any Term CORRA Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term CORRA for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that is shorter than the Non-Standard Interest Period of such Term CORRA Loan and (b) Adjusted Term CORRA for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that exceeds the Non-Standard Interest Period of such Term CORRA Loan, at such time; provided that when determining the CORRA Interpolated Rate for a Non-Standard Interest Period which is less than one month, the CORRA Interpolated Rate shall be deemed to be Adjusted Term CORRA for an Interest Period of one month’s duration.
“CORRA Loans” means, collectively, Term CORRA Loans and Daily Compounded CORRA Loans.
“Credit Facilities” means, collectively, the Syndicated Facility, the Operating Facility and any Incremental Facility established pursuant to Section 2.23(7), and “Credit Facility” means any one of such credit facilities.
“Currency Excess” has the meaning set out in Section 2.17(1).
“Currency Excess Deficiency” has the meaning set out in Section 2.17(2).
“Currency Hedging Agreement” means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.
“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a five (5) Banking Day lookback period without observational shift) being established by the Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant

Governmental Body for determining compounded CORRA for business loans; provided that if the Agent decides that any such methodology or convention is not administratively feasible for the Agent, then the Agent may establish another methodology or convention in its discretion, acting reasonably; and provided that if the CORRA Administrator has not provided or published CORRA and a Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.
“Daily Compounded CORRA Adjustment” means [redacted] % [redacted] basis points) per annum for an Interest Period of one-month’s duration, and [redacted] % [redacted] basis points) per annum for an Interest Period of three-months’ duration.
“Daily Compounded CORRA Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any of them) to the Borrower with respect to which the Borrower has specified that interest is to be calculated at a rate based on Adjusted Daily Compounded CORRA, and each Rollover in respect thereof.
“Debt” means, with respect to any Person (“X”), without duplication, all obligations, liabilities and indebtedness of X and its Subsidiaries which would, in accordance with GAAP, be classified upon a consolidated balance sheet of X as indebtedness of X and its Subsidiaries for borrowed money and, whether or not so classified, shall include (without duplication):
(a)indebtedness of X and its Subsidiaries for borrowed money;
(b)obligations of X and its Subsidiaries arising pursuant or in relation to letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;
(c)obligations of X and its Subsidiaries with respect to actual unreimbursed drawings under all other letters of credit and letters of guarantee which remain outstanding for at least three (3) Banking Days;
(d)obligations of X and its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other obligations of any other Person which would otherwise constitute Debt within the meaning of this definition if such other Person was X and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another Person in respect of such indebtedness or such other Debt obligations, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);
(e)(i) all indebtedness of X and its Subsidiaries representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment; provided however that such time period shall in no event exceed 90 days, and (ii) all obligations of X and its Subsidiaries created or arising under any conditional sales agreement or other title retention agreement which is not a lease;
(f)all Attributable Debt of X and its Subsidiaries other than in respect of (i) leases of office space or (ii) operating leases under IFRS and, at the option of the Borrower, any present or future lease that would have been characterized as an operating lease under GAAP as in effect on December 31, 2010, in each case entered into in the ordinary course of business (and for certainty, no Sale-Leaseback shall be considered to be entered into in the ordinary course of business of X and its Subsidiaries); and
(g)Prepaid Obligations of X and its Subsidiaries;
but shall exclude, for certainty, each of the following, determined (as required) in accordance with GAAP:
(h)accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;
(i)current taxes payable and future taxes;

(j)dividends or other equity distributions payable;
(k)accrued interest payable;
(l)liabilities in respect of deferred reclamation cost, allowances for dismantlement and sire restoration and other deferred credits and liabilities;
(m)non-cash liabilities resulting from marking-to-market the outstanding Financial Instruments of X and its Subsidiaries to the extent reflected in a consolidated balance sheet of X (but, for certainty, any amounts then due and remaining payable under the outstanding Financial Instruments of X and its Subsidiaries shall be included in the determination of Debt);
(n)irrevocably defeased indebtedness (to the extent irrevocably collateralized);
(o)any indebtedness that has been funded into an escrow account or trust or similar arrangement with, for the benefit of, or in favour of, an unrelated third party pending the satisfaction of one or more conditions, unless and until such proceeds are released to X;
(p)such other similar liabilities as may be agreed by all Lenders from time to time; and
(q)liabilities for principal and interest pursuant to any Convertible Debentures, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Debt” shall be and shall be deemed to be references to Debt of the Borrower and its Subsidiaries.
“Declining Lender” has the meaning set out in Section 2.22(1).
“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.
“Defaulting Lender” means any Lender:
(r)that has failed to fund any payment or its portion of any Loans required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Documents;
(s)that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;
(t)that has failed, within three (3) Banking Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans (for certainty, unless and until such Lender has provided such written confirmation);
(u)that has otherwise failed to pay over to the Agent, a Fronting Lender or any other Lender any other amount required to be paid by it hereunder within three (3) Banking Days of the date when due, unless the subject of a good faith dispute;
(v)in respect of which a Lender Insolvency Event has occurred in respect of such Lender or its Lender Parent;
(w)that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit; or
(x)that has, or that has a Lender Parent that has, become the subject of a Bail-In Action.

“Defaulting Lender Exposure” has the meaning set out in Section 14.14(5).
“Demand for Payment” means an Acceleration Notice or a Financial Instrument Demand for Payment.
“Designated Material Subsidiary” means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 10.1(5) and which would not otherwise fall within part (a), (b) or (c) or the proviso of the definition of “Material Subsidiary”.
“Disruption Event” means, with respect to any of the Agent, a Lender or a Loan Party whose operations are being disrupted by any of the following events (each an “Affected Party”):
(y)a material disruption to those payment or communications systems or to those financial markets which, in each case, are required to operate for the timely making or receipt by such Affected Party of any payment in connection with the Credit Facilities (or otherwise in order for any of the transactions contemplated by the Documents to be carried out); or
(z)the occurrence of any other event which results in a disruption of a technical or systems-related nature to the treasury or payments operations of such Affected Party and prevents such Affected Party:
(i)from performing any of its payment or funding obligations under the Documents; or
(ii)from communicating with other parties to this Credit Agreement in accordance with the terms thereof, provided that (x) such event is not intentionally caused by, and is beyond the reasonable control of, such Affected Party (including as a result of a cyber-attack or similar unauthorized or malicious act which has compromised or disrupted the access to or use of software, hardware, systems, networks or other technological infrastructure related to payment or communications systems) and (y) the Affected Party is using reasonable efforts to mitigate the effects of such Disruption Event in a timely manner.
“Dissenting Lender” has the meaning set out in Section 2.21
“Distribution” means:
(a)the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary (including any return of capital);
(b)the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including options, warrants, conversion or exchange privileges and similar rights;
(c)the making of any loan or advance or any other provision of credit to any shareholder of the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary;
(d)the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by the Borrower to any shareholder of the Borrower, Affiliates of the Borrower or shareholders of Affiliates of the Borrower, other than to a Wholly-Owned Subsidiary; or
(e)(i) the payment of any amount, (ii) the sale, transfer, lease or other disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by the Borrower or any Subsidiary to or in favour of the Borrower, any Affiliate of the Borrower or any other shareholder of the Borrower, other than to or in favour of the Borrower or a Wholly-Owned Subsidiary.

“Documents” means this Agreement, the Security, the Agency Fee Agreement, the Second Lien Intercreditor Agreement (if any) and all certificates, notices, instruments and other agreements or documents delivered or to be delivered to the Agent or the Lenders, or any of them, in relation to the Credit Facilities pursuant hereto or thereto and, when used in relation to any Person, the term “Documents” shall mean and refer to the Documents executed and delivered by such Person.
“Drafts” means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit.
“Drawdown” means:
(f)an Advance of a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan or CORRA Loan; or
(g)the issue of a Letter of Credit.
“Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Banking Day.
“Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent by the Borrower pursuant hereto.
“EBITDA” of the Borrower in any period, means on a consolidated basis in respect of the Borrower and its Subsidiaries, the Net Income for such period, plus (in each case, on a consolidated basis and without duplication):
(h)Interest Expense, to the extent deducted in determining Net Income;
(i)all amounts deducted in the calculation of Net Income in respect of the provision for income taxes (in accordance with GAAP);
(j)all amounts deducted in the calculation of Net Income in respect of non-cash items, including depletion, depreciation, amortization, future taxes and non-cash losses resulting from marking-to-market the outstanding Financial Instruments of the Borrower and its Subsidiaries (in accordance with GAAP), but excluding depreciation in respect of any lease which the Borrower has elected to exclude from Debt pursuant to subparagraph (f) of the definition thereof (based on such lease’s characterization as an operating lease under GAAP as in effect on December 31, 2018);
(k)all amounts deducted in the calculation of Net Income in respect of equity loss and extraordinary and non-recurring losses; and
(l)all amounts which would otherwise constitute EBITDA which are attributable to (i) assets acquired in such period or (ii) shares or other ownership interests in a Person which becomes a Subsidiary of the Borrower acquired in such period (as if such assets, shares or ownership interests were owned during the whole of such period), if, but only if, such acquisition constitutes a Material Acquisition, all as if the Material Acquisition was completed on the first day of such period;
less (in each case, on a consolidated basis and without duplication):
(m)all amounts included in the calculation of Net Income in respect of equity income or attributable to minority interests and extraordinary and non-recurring income and gains;
(n)to the extent included in Net Income, non-cash gains resulting from marking-to-market the outstanding Financial Instruments of the Borrower and its Subsidiaries for such period (in accordance with GAAP)
(o)cash payments in respect of non-cash items added back in computing EBITDA in prior periods;

(p)all amounts included in the calculation of Net Income in respect of refunds for income taxes (in accordance with GAAP); and
(q)EBITDA attributable to (i) assets sold, transferred or otherwise disposed of in such period or (ii) shares or other ownership interests in a Subsidiary of the Borrower sold, transferred or otherwise disposed of in such period, if, but only if, such sale, transfer or disposition constitutes a Material Disposition, all as if the Material Disposition was completed on the first day of such period.
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.
“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
“Effective Date” means the date that all conditions precedent set forth in Section 3.1 are satisfied or waived by all of the Lenders.
“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, means the BC Energy Regulator, (c) with respect to Saskatchewan, means the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Primary Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor agency, department, ministry or commission thereto.
“Engineering Report” means a report or reports (in form and substance satisfactory to all of the Lenders, acting reasonably) prepared by the Independent Engineer or Independent Engineers, as the case may be, respecting the reserves of Petroleum Substances attributable to the assets and undertakings of the Borrower and the Material Subsidiaries, which report or reports shall, as of the effective date of such report or reports, set forth, inter alia, (a) the proved, developed, producing reserves of Petroleum Substances, (b) the proved, developed, nonproducing reserves of Petroleum Substances, (c) proved and undeveloped reserves of Petroleum Substances and (d) the probable reserves of Petroleum Substances, in each case, attributable to the assets and undertakings of the Borrower and the Material Subsidiaries and, for each ensuing 12 month period following the effective date of such report or reports: anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings, including all revenues, expenses and expenditures described above; but not, for greater certainty, any overhead recoveries or operators’ fees or charges from third parties.
“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:
(r)any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(s)any claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.
“Environmental Laws” means all Applicable Laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.
“Equity” means any shares in the capital of the Borrower or any warrants, options or similar rights with respect to any of the shares in the capital of the Borrower of any class (but excluding warrants, options or similar rights relating to compensation to, or performance by, employees, officers or directors of the Borrower or its Subsidiaries).
“Equivalent Amount” means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of United States Dollars to Canadian Dollars or of Canadian Dollars to United States Dollars, as the case may be, at the Exchange Rate.
“Erroneous Payment” has the meaning set out in Section 14.15(1);
“Erroneous Payment Deficiency Assignment” has the meaning set out in Section 14.15(4);
“Erroneous Payment Impacted Facilities” has the meaning set out in Section 14.15(4);
“Erroneous Payment Return Deficiency” has the meaning set out in Section 14.15(4);
“Erroneous Payment Subrogation Rights” has the meaning set out in Section 14.15(4);
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.
“Event of Default” has the meaning set out in Section 11.1.
“Exchange Rate” means, for any date, the average rate of exchange for interbank transactions quoted by the Bank of Canada at approximately the close of business on such date (or, if not so quoted, the average rate of exchange for interbank transactions quoted by the Bank of Canada at approximately the close of business on the Banking Day immediately preceding such date); provided that, if either such average rate is for any reason unavailable, it shall mean the spot rate of exchange for wholesale transactions quoted by the Agent at the close of business on such date in accordance with its usual practice.
“Excluded Replacement” means, with respect to the Borrower, the replacement of those directors who have died or have been found to be of unsound mind by a court of competent jurisdiction.
“Excluded Taxes” means, with respect to the Agent and the Lenders or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any Document (a “Recipient”):
(t)taxes imposed on or measured by its net income or capital, and franchise taxes imposed on it (in lieu of net income taxes), (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is resident in for Tax purposes, is organized in or in which its principal office is located or, in the case of the Agent and the Lenders, in which its applicable lending office is located, or (ii) that are Other Connection Taxes;
(u)any branch profits taxes or any similar tax imposed by any jurisdiction in which the Agent or a Lender is located;
(v)Taxes imposed under FATCA;

(w)any Canadian withholding Tax (including any Tax under Part XIII of the Tax Act or any successor provision thereto) that is withheld or required to be withheld on amounts payable to, credited to, or for the account of a Recipient arising as a result of:
(i)such Recipient not dealing at arm’s length (within the meaning of the Tax Act) with the Borrower;
(ii)the Recipient being a “specified shareholder” (as that term is defined in subsection 18(5) of the Tax Act) of the Borrower or not dealing at arm’s length (within the meaning of the Tax Act) with such a “specified shareholder” of the Borrower ; or
(iii)the Borrower being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of such Recipient, other than where the non-arm’s length relationship arises, or where the Recipient is a “specified shareholder” or does not deal at arm’s length with a “specified shareholder” or is an entity in respect of which the Borrower is a “specified entity”, as applicable, solely as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Lien under, or engaged in any other transaction pursuant to any Document.
“Executive Order” means the executive order No. 13224 of 23 September 2011, entitled “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism”.
“Existing Cash Management Arrangements” means, collectively, all Cash Management Arrangements with any Cash Manager which was a “Cash Manager” as defined in the Prior Credit Agreement and which are outstanding on the Effective Date.
“Existing Cash Management Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Loan Parties under, pursuant or relating to all Existing Cash Management Arrangements.
“Existing Lender Financial Instrument Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Loan Parties under, pursuant or relating to all Existing Lender Financial Instruments.
“Existing Lender Financial Instruments” means, collectively, all Financial Instruments entered into between a Lender or a Hedging Affiliate which was a “Lender” or a “Hedging Affiliate” as defined in the Prior Credit Agreement and which is outstanding on the Effective Date, and which is detailed on Schedule M attached hereto.
“Existing Letters of Credit” means, collectively, those letters of credit issued by The Bank of Nova Scotia in its capacity as “Operating Lender” (as defined in the Prior Credit Agreement) prior to the Effective Date under the Prior Credit Agreement and which are detailed on Schedule L attached hereto.
“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future registrations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code.
“Federal Funds Rate” means, for any day, the rate calculated by the Federal Reserve Bank of New York, based on such day’s federal funds transactions by depositary institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Banking Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Banking Day, such rate for the immediately preceding Banking

Day for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent; provided that, if the rate as so determined above for any day would be less than the Floor, such rate shall be deemed to be the Floor for such day.
“Federal Reserve Board” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.
“Financial Instrument” means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Agreement.
“Financial Instrument Demand for Payment” means a demand made by a Lender or its Hedging Affiliate pursuant to a Lender Financial Instrument demanding payment of the Financial Instrument Obligations which are then due and payable relating thereto and shall include any notice under any agreement evidencing a Lender Financial Instrument which, when delivered, would require an early termination thereof and a payment by the Borrower or a Subsidiary thereof in settlement of obligations thereunder as a result of such early termination.
“Financial Instrument Obligations” means obligations arising under Financial Instruments entered into by the Borrower or a Subsidiary thereof to the extent of the net amount due or accruing due by the Borrower or such Subsidiary thereunder.
“Financing Lender” has the meaning set out in Section 2.22(1).
“Fixed Charge Event” has the meaning set out in Section 10.2(2).
“Floor” means [redacted]% per annum.
“Former Lender” has the meaning set out in Section 10.10.
“Fronted LC” means, in respect the Syndicated Facility, a Letter of Credit issued by a Fronting Lender for the account of the Syndicated Facility Lenders.
“Fronting Lender” means The Bank of Nova Scotia and/or such other Syndicated Facility Lender which is designated by the Borrower, acceptable to the Agent (acting reasonably) and agrees in writing with the Borrower and the Agent to become a Fronting Lender hereunder; provided that (a) no Sanctioned Lender shall become a Fronting Lender and (b) any Fronting Lender which becomes a Sanctioned Lender shall not issue any new Fronted LCs or provide future Rollovers of any existing Fronted LCs and shall resign as soon as it ceases to have any outstanding Fronted LCs.
“Fronting Lender Withdrawal Notice” has the meaning set out in Section 6.6(1).
“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.
“Fundamental Transaction” has the meaning set out in Section 9.2(j).
“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada including, for certainty, IFRS (but only to the extent IFRS is adopted by the Chartered Professional Accountants Canada or any successor thereto (“CPA”) as generally accepted accounting principles in Canada and, then, subject to such modifications thereto as are agreed by the CPA from time to time).
“Governmental Authority” means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.

“Governmental Authorization” means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority.
“Guarantee” means any guarantee, undertaking to assume, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount or the amount of such obligation.
“Guarantor” means a Material Subsidiary which has executed and delivered to the Agent the Security.
“Hazardous Materials” means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety and includes any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance or dangerous good under any Environmental Law.
“Hedging Affiliate” means any Affiliate of a Lender which enters into a Financial Instrument.
“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.
“Incremental Facility” has the meaning set out in Section 2.23(7).
“Indemnified Parties” means, collectively, the Agent, the Lenders (including the Fronting Lenders, and the Operating Lender), and the Lead Arrangers, including a receiver, receiver manager or similar Person appointed under applicable law, and their respective shareholders, Affiliates, officers, directors, employees, advisors and agents and “Indemnified Party” means any one of the foregoing.
“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Document.
“Indemnified Third Party” has the meaning set out in Section 13.3.
“Independent Engineer” means McDaniel & Associates Consultants Ltd. and includes such other firm or firms of independent engineers as may be selected from time to time by the Borrower and approved by the Majority of the Lenders (acting reasonably) in replacement thereof.
“Individual Fronting Limit” means, with respect to each Fronting Lender, the maximum Outstanding Principal of Letters of Credit for which such Fronting Lender is obligated to be a Fronting Lender hereunder, which limit is set forth opposite the name of such Fronting Lender on Part 3 of Schedule A, as the same may be amended from time to time on the direction and with the agreement in writing of such Fronting Lender and the Borrower.
“Information” has the meaning set out in Section 15.1(2).
“Interest Coverage Ratio” means, as at a Quarter End, the ratio of (a) EBITDA for the 12 months ending as at such Quarter End to (b) Interest Expense for the 12 months ending as at such Quarter End.
“Interest Expense” means, for any period, without duplication, interest expense of the Borrower determined on a consolidated basis in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of income of the Borrower and, in any event and without limitation, shall include:

(a)all interest of the Borrower and its Subsidiaries accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations;
(b)all fees of the Borrower and its Subsidiaries (including standby and ticking fees and fees payable in respect of letters of credit, letters of guarantee and similar instruments but excluding any upfront fees and consent fees paid in connection with the establishment of, increase in or amendment of the Credit Facilities) accrued or payable in respect of such period, prorated (as required) over such period;
(c)any difference between the face amount and the discount proceeds of any notes, commercial paper and other obligations of the Borrower or any Subsidiary issued at a discount, prorated (as required) over such period; and
(d)all net amounts charged or credited to interest expense under any Interest Hedging Agreements in respect of such period, but shall exclude interest expense of the Borrower in respect of such period in respect of any Convertible Debentures and any interest expense attributable to leases of office space, operating leases under IFRS and any lease which the Borrower elects to characterize as an operating lease as provided for in (f) of the definition of Debt.
“Interest Hedging Agreement” means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt).
“Interest Payment Date” means:
(e)with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the first (1st) Banking Day of each calendar month;
(f)with respect to each SOFR Loan and CORRA Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than three (3) months, the last Banking Day of each three (3) month period during such Interest Period; and
(g)with respect to each Letter of Credit, each day on which the applicable fees and charges in respect of each such Letter of Credit are payable pursuant to Section 6.10, provided that, in any case, the Maturity Date or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Loans then outstanding under such Credit Facility.
“Interest Period” means:
(h)with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Loan into another type of Loan or for the repayment of such Loan;
(i)with respect to each CORRA Loan, the period selected by the Borrower hereunder and being of one (1) or three (3) months’ duration, subject to market availability, (or, subject to the agreement of all of the applicable Lenders, a longer or shorter period) commencing on the Drawdown Date, Rollover Date or Conversion Date of such Loan;
(j)with respect to each SOFR Loan, a period of one (1), three (3) or six (6) months or such shorter or longer period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be; and
(k)with respect to each Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day the Letter of Credit is outstanding;
provided that (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest Period shall be a Banking Day and if the last day of an Interest Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day immediately preceding the last day of the Interest Period selected by the Borrower; (iii) any Interest Period with respect to a Loan that begins on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of the relevant calendar month at the end of such Interest Period; (iv) unless otherwise contemplated by this Agreement, the last day of all Interest Periods for Loans outstanding under a given Credit Facility shall expire on or prior to the Maturity Date applicable thereto, subject, however, in the case of Letters of Credit issued under the Operating Facility to the provisions of Section 6.2; and (v) no tenor that has been removed from this definition pursuant to Section 12.2(d) shall be available for specification in such Drawdown Notice, Rollover Notice or Conversion Notice.
“Investment” means: (a) any purchase or other acquisition of shares or other securities of any Person; (b) any loan, advance, extension of credit, guarantee, indemnity or other form of financial assistance to or for the benefit of any Person; (c) any capital contribution to any other Person; and (d) any purchase or other acquisition of any assets, property or undertaking.
“Judgment Conversion Date” has the meaning set out in Section 13.4(1).
“Judgment Currency” has the meaning set out in Section 13.4(1).
“Junior Refinancing Debt” means any Debt of the Borrower or any Material Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, the Notes and Other Unsecured Debt or the Second Lien Debt; provided that:
(l)the principal amount (or accreted value, if applicable) of such permitted refinancing Debt does not exceed: (i) the maximum principal amount (or accreted value, if applicable) of the then outstanding Notes and Other Unsecured Debt or Second Lien Debt (as applicable and excluding, for certainty all accrued and unpaid interest on such indebtedness and the amount of all costs, fees, expenses and premiums incurred in connection therewith), plus (ii) the amount of incremental Debt that may be incurred in compliance with Section 9.3(c);
(m)such permitted refinancing Debt has a final maturity date not earlier than the later of (i) two (2) months after the then latest Maturity Date in effect and (ii) the final maturity date of such Notes and Other Unsecured Debt or the Second Lien Debt (as applicable) being extended, refinanced, renewed, replaced, defeased or refunded;
(n)if such permitted refinancing Debt is secured, such permitted refinancing Debt is subject to and not prohibited under the terms of the Second Lien Intercreditor Agreement;
(o)either (i) the covenants and terms of such permitted refinancing Debt are not more restrictive, taken as a whole, than the terms of this Agreement or (ii) the Majority of the Lenders shall be entitled to exercise a “most favoured nation” option which entitles them to incorporate into this Agreement any such covenant or term which is more restrictive than the terms of this Agreement; provided that any such incorporation will only apply if and for so long as such permitted refinancing Debt remains outstanding; and

(p)such permitted refinancing Debt otherwise meets the requirements of the definition of Notes and Other Unsecured Debt or Second Lien Debt, as applicable.
“Lead Arrangers” means, collectively, The Bank of Nova Scotia (carrying on business under the name “Scotiabank”), Canadian Imperial Bank of Commerce, Bank of Montreal and Royal Bank of Canada (carrying on business under the name “RBC Capital Markets”), each in its capacity as a joint lead arranger and a joint bookrunner.
“Lender Financial Instrument” means a Financial Instrument entered into between a Lender or a Hedging Affiliate and the Borrower or a Subsidiary and, for certainty, includes all Existing Lender Financial Instruments.
“Lender Financial Instrument Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Borrower and its Subsidiaries under, pursuant or relating to any and all Lender Financial Instruments, and, for certainty, includes all Existing Lender Financial Instrument Obligations.
“Lender Insolvency Event” means, in respect of a given Lender, such Lender or its Lender Parent:
(q)is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(r)becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
(s)makes a general assignment, arrangement or composition with or for the benefit of its creditors;
(t)(i) institutes, or has instituted against it by a regulator, supervisor or any similar Governmental Authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Governmental Authority takes control of such Lender’s or Lender Parent’s assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Governmental Authority; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a Person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;
(u)has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(v)seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;
(w)has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;
(x)causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or

(y)takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.
“Lender Parent” means any Person that directly or indirectly controls a Lender and, for the purposes of this definition, “control” shall have the same meaning as set forth in the definition of “Affiliate” contained herein.
“Lenders’ Counsel” means the firm of [redacted] or such other firm of legal counsel as the Agent may from time to time designate.
“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s administrative questionnaire or such other office or offices as a Lender may from time to time notify the Agent, and for the purpose of Section 12.3, means its Lending Office in effect as of the date hereof and any other office or offices in the same country (unless otherwise consented to by the Borrower for the purpose of Section 12.3).
“Letter of Credit” or “LC” means a letter of credit or letter of guarantee in form satisfactory to the applicable Fronting Lender, the Operating Lender or the Agent (as the case may be), and issued by (a) in the case of the Operating Facility, the Operating Lender and (b) in the case of the Syndicated Facility, a Fronting Lender for the account of the Syndicated Facility Lenders in the case of a Fronted LC or by the Agent as attorney-in-fact on behalf of each of the Syndicated Facility Lenders in the case of a POA LC, in each case acting at the request of and in accordance with the instructions of the Borrower, to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party.
“Loan” means a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan, CORRA Loan or Letter of Credit outstanding hereunder.
“Loan Parties” means, collectively, the Borrower and the Guarantors, and “Loan Party” means any one of them.
“Majority of the Lenders” means:
(z)during the continuance of a Default or an Event of Default, two or more Lenders, the Rateable Portions of all Outstanding Principal of which are, in the aggregate, at least 66⅔% of all Outstanding Principal; and
(aa)at any other time, two or more Lenders, the Commitments of which are, in the aggregate, at least 66⅔% of the Commitments of all Lenders hereunder, provided that, notwithstanding the foregoing:
(i)for the purposes of determining the Rateable Portions of the Outstanding Principal under the Credit Facilities during the continuance of a Default or Event of Default, such Rateable Portions shall be determined as if an Acceleration had occurred and the purchase of participations and other transactions and adjustments contemplated by Section 11.1(a) had been completed so that the aggregate Outstanding Principal owing to each of the Lenders under the Credit Facilities is in the same proportion as each Lender’s Aggregate Individual Commitment is to the Total Commitment as at any date of determination; and
(ii)with respect to an amendment or waiver of, or consent or determination relating to any matter which (A) only affects one of the Credit Facilities or affects more than one Credit Facility but does not affect all of the Credit Facilities and (B) requires the agreement or waiver of the Majority of the Lenders, the Majority of the Lenders shall be determined by reference to only the applicable Lenders under the affected Credit Facility or Credit Facilities.
“Material Acquisition” means an acquisition (whether in one transaction or in a series of related transactions and including an acquisition by way of amalgamation) by the Borrower or any of its Subsidiaries of (a) assets or (b) shares or other ownership interests in a Person who becomes a

Subsidiary of the Borrower, in each case, which increases Consolidated Assets by more than 10% (net of the amount of any related dispositions).
“Material Adverse Effect” means a material adverse effect on:
(a)the financial condition of the Borrower on a consolidated basis and taken as a whole;
(b)the ability of the Borrower or its Subsidiaries to observe or perform their respective obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof; or
(c)the property, business, operations, liabilities or capitalization of the Borrower and its Subsidiaries on a consolidated basis and taken as a whole.
“Material Disposition” means a sale, transfer or other disposition (whether in one transaction or in a series of related transactions) by the Borrower or any of its Subsidiaries of (a) assets or (b) shares or other ownership interests in a Subsidiary of the Borrower, in each case, which decreases Consolidated Assets by more than 10% (net of the amount of any related acquisitions).
“Material Subsidiary” means any Subsidiary of the Borrower which:
(d)has consolidated assets equal to or greater than 5.0% of the Consolidated Assets;
(e)has consolidated net income equal to or greater than 5.0% of Net Income;
(f)has provided a Guarantee of any Debt, Financial Instrument Obligations or Cash Management Obligations or Convertible Debentures; or
(g)is designated as a Designated Material Subsidiary pursuant to Section 10.1(5).
“Maturity Date” means (a) with respect to the Syndicated Facility, the Syndicated Facility Maturity Date and (b) with respect to the Operating Facility, the Operating Facility Maturity Date.
“Moody’s” means Moody’s Ratings, a division of Moody’s Investors Service, Inc. its Affiliates and any successors thereto.
“Net Income” means, for any fiscal year of the Borrower, the net income of the Borrower determined on a consolidated basis in accordance with GAAP, as set forth in the annual consolidated financial statements of the Borrower for such fiscal year.
“New Rules” has the meaning set out in Section 12.3(2).
“Non-Financial LCs” means Letters of Credit issued under a Credit Facility which are not “direct credit substitutes” within the meaning of the Capital Adequacy Requirements (or within the meaning of the analogous provisions of other Applicable Laws or other applicable guidelines), as determined by the Agent, the Operating Lender or the applicable Fronting Lender (each acting reasonably).
“Non-Standard Interest Period” means, (a) with respect to a SOFR Loan, an Interest Period which is for a term other than one, three or six months and (b) with respect to a Term CORRA Loan, an Interest Period which is for a term other than one or three months.
“Notes and Other Unsecured Debt” means any one or more of the following: (a) the Specified Indebtedness; or (b) any other unsecured indebtedness for borrowed money evidenced by a bond, debenture, note or other similar evidence of indebtedness (excluding Convertible Debentures and Cash Management Obligations).
“Obligations” means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Lenders or the Agent under, pursuant or relating to the Documents or the Credit Facilities and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under this Agreement.
“OECD” means the Organization for Economic Co-operation and Development (or any successor thereto).
“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Officer’s Certificate” means a certificate or notice (other than a Compliance Certificate) signed by any one of the president, chief executive officer, chief financial officer, a vice president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of the Borrower or any of its Subsidiaries, as the case may be, (including, in the case of a partnership, trust or other Person, a certificate or notice signed by such an officer of a general partner, managing partner, trustee, administrator or other similar Person of or with respect to such partnership, trust or other Person); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices shall be executed on behalf of the Borrower by any one of the foregoing Persons or such other Persons as may from time to time be designated by written notice from the Borrower to the Agent.
“Operating Facility” means the credit facility in the maximum principal amount of Cdn.$50,000,000 or the Equivalent Amount in United States Dollars to be made available to the Borrower by the Operating Lender in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof.
“Operating Facility Commitment” means the commitment by the Operating Lender under the Operating Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof) set forth opposite its name in Part 2 of Schedule A annexed hereto, subject to any reduction or increase in accordance with the terms hereof.
“Operating Facility Extension Request” has the meaning set out in Section 2.20(1).
“Operating Facility Maturity Date” means, in respect of the Obligations owing to the Operating Lender under the Operating Facility, June 27, 2030 or such later date to which the same may be extended in accordance with Section 2.20.
“Operating Lender” means the Lender having the Operating Facility Commitment, being initially The Bank of Nova Scotia.
“Operating Lender’s Account” means the following accounts maintained by the Operating Lender to which payments and transfers in respect of the Operating Facility under this Agreement are to be effected:
(h)for Canadian Dollars:
The Bank of Nova Scotia
Business Service Centre
4715 Tahoe Boulevard, 3rd Floor
Mississauga, Ontario, Canada L4W 0B4
SWIFT: [redacted]
Account Number: [redacted]
Ref: Baytex Energy Corp.; and

(i)for United States Dollars:
The Bank of Nova Scotia
Business Service Centre
4715 Tahoe Boulevard, 3rd Floor
Mississauga, Ontario, Canada L4W 0B4

SWIFT: [redacted]
Account Number: [redacted]
Ref: Baytex Energy Corp.,
or such other account or accounts as the Operating Lender may from time to time designate by notice to the Borrower.
“Order” has the meaning set out in Section 6.11(5).
“OSFI” means the Office of the Superintendent of Financial Institutions Canada (or any successor thereto).
“Other Connection Taxes” means, with respect to the Agent or the Lenders or any other Recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any Document, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising solely from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Lien under, or engaged in any other transaction pursuant to any Document).
“Other Taxes” means all present or future stamp, court, recording, filing, documentary Taxes or similar Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any other Document or from the execution, delivery or enforcement or registration of, or performance under, or from the receipt or perfection of a Lien under or otherwise with respect to, any Document (other than Excluded Taxes imposed with respect to an assignment).
“Outstanding Principal” means, at any time, the aggregate of (a) the principal amount of all outstanding U.S. Base Rate Loans and SOFR Loans, (b) the Equivalent Amount in United States Dollars of the principal amount of all outstanding Canadian Prime Rate Loans and CORRA Loans, (c) the maximum amount available to be drawn under all outstanding Letters of Credit denominated in United States Dollars, and (d) the Equivalent Amount in United States Dollars of the maximum amount available to be drawn under all outstanding Letters of Credit denominated in Canadian Dollars; provided that where expressly so indicated, the Outstanding Principal will be determined only with respect to the outstanding Loans and, if applicable, issued Letters of Credit under a particular Credit Facility.
“Overdraft Loans” has the meaning set out in Section 2.2(2).
“P&NG Leases” means, collectively, any and all documents of title including leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farm-out, farm-in, royalty, purchase or other agreements by virtue of which the Borrower or any Subsidiary is entitled to explore for, drill for, recover, take or produce Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or any Subsidiary (as applicable), or to share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits or other interests out of, referable to or payable in respect of Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or any Subsidiary (as applicable), and the rights of the Borrower or any Subsidiary (as applicable) thereunder.
“P&NG Rights” means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of the Borrower and its Subsidiaries in and to any of the following, by whatever name the same are known:
(j)rights to explore for, drill for and produce, take, save or market Petroleum Substances;
(k)rights to a share of the production of Petroleum Substances;

(l)rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances;
(m)rights to acquire any of the rights described in subparagraphs (a) through (c) of this definition;
(n)interests in any rights described in subparagraphs (a) through (d) of this definition; and
(o)all extensions, renewals, replacements or amendments of or to the foregoing items described in subparagraphs (a) through (e) of this definition;
and including interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and freehold, leasehold or other interests.
“Payment Recipient” has the meaning set out in Section 14.15(1).
“Periodic Term CORRA Determination Day” has the meaning set out in the definition of “Term CORRA”.
“Permitted Contest” means action taken by or on behalf of the Borrower or a Subsidiary in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest; provided that:
(p)the Person to which the Tax, claim or Security Interest being contested is relevant (and, in the case of a Subsidiary, the Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by GAAP;
(q)proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and
(r)proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the proved, producing reserves of Petroleum Substances of the Borrower and its Subsidiaries.
“Permitted Dispositions” means, in respect of the Borrower or any of its Subsidiaries, any one or more of the following:
(s)a sale or disposition by the Borrower or such Subsidiary in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;
(t)a sale or disposition of assets (including Voting Shares and other shares or ownership interests) by a Subsidiary of the Borrower to the Borrower, by a Subsidiary to a Material Subsidiary and by the Borrower to a Material Subsidiary;
(u)a sale or disposition by the Borrower or any Subsidiary thereof of its interest in machinery, equipment or other tangible personal property for which Purchase Money Obligations were incurred and which obligations are fully repaid concurrently with such sale or disposition;
(v)a sale or disposition by any of them of P&NG Rights and P&NG Leases resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business and in accordance with sound industry practice when, in its reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights or P&NG Leases; and
(w)any other sale or disposition of assets of the Borrower or a Subsidiary, provided that such sale or disposition: (i) does not include any P&NG Leases or P&NG Rights (for certainty,

such restriction does not include and is not intended to apply to sales of Petroleum Substances actually produced and taken pursuant to such P&NG Leases and P&NG Rights, as opposed to the P&NG Leases and P&NG Rights themselves); and (ii) is made in the ordinary course of business at fair market value to a Person at arm’s length from the Borrower and its Subsidiaries, subject to the express provisions of this Agreement.
“Permitted Encumbrances” means, as at any particular time, any of the following Security Interests on the property or any part of the property of the Borrower or any Subsidiary:
(x)liens for Taxes not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(y)deemed liens and trusts arising by operation of law in connection with workers’ compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(z)liens under or pursuant to any judgment rendered, or claim filed, against the Borrower or a Subsidiary, which the Borrower or such Subsidiary (as applicable) shall be contesting at the time by a Permitted Contest;
(aa)undetermined or inchoate liens and charges incidental to construction, maintenance or current operations which have not at such time been registered or filed pursuant to applicable law against the Borrower or a Subsidiary or the subject property or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(ab)liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of P&NG Rights, related production or processing facilities in which such Person has an interest or the transmission of Petroleum Substances, in each case, as security in favour of any other Person conducting or participating in the exploration, development, operation, production, processing or transmission of the property to which such liens relate, for the Borrower’s or any Subsidiary’s portion of the costs and expenses of such exploration, development, operation, production, processing or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(ac)liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of the Borrower’s or any Subsidiary’s P&NG Rights, provided that such liens do not materially detract from the value of any material part of the property of the Borrower and its Subsidiaries, taken as a whole;
(ad)any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the P&NG Rights of the Borrower or any Subsidiary;
(ae)easements, rights of way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Borrower and its Subsidiaries, taken as a whole;
(af)security given by the Borrower or a Subsidiary to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Borrower or such Subsidiary (as applicable), all in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(ag)the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions and reservations to title;
(ah)any encumbrance or agreement now in effect relating to pooling or a plan of unitization affecting the property of the Borrower or any Subsidiary, or any part thereof;
(ai)royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under P&NG Leases in which the Borrower or a Subsidiary have any interest;
(aj)Security Interests in favour of the Lenders or the Agent on behalf of the Lenders;
(ak)the Security;
(al)Assumed Acquisition Liens;
(am)any operating lease entered into in the ordinary course of business, provided that the same is not a Sale-Leaseback;
(an)Security Interests:
(i)created, incurred or assumed to secure any Purchase Money Obligations, provided that the foregoing Security Interests are limited to the property or assets purchased or acquired and the proceeds thereof; and
(ii)which are not otherwise Permitted Encumbrances; provided that such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or any Subsidiary (such as a Security Interest in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a Person), provided that the aggregate amount of obligations secured thereby does not at any time exceed the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency);
(ao)Security Interests in favour of the Second Lien Creditors in respect of Second Lien Debt for so long as such Security Interests shall be subordinated and postponed to the Security Interests constituted by the Security in accordance with, and shall be subject to, the Second Lien Intercreditor Agreement;
(ap)deposits or pledges of cash or cash equivalents pursuant to the exercise of legal defeasance, covenant defeasance, or the satisfaction or deemed satisfaction of any Debt in accordance with its terms, in each case to the extent that such defeasance or satisfaction is permitted by this Agreement;
(aq)Security Interests granted pursuant to the Royalty Agreement for so long as such Security Interests shall be subordinated and postponed to the Security Interests constituted by the Security in accordance with, and shall be subject to, the Royalty Subordination Agreement;
(ar)any area of dedication or other encumbrances granted pursuant to the facility services agreement dated March 10, 2025 between Gibson Energy Infrastructure Partnership and Baytex Energy Ltd., as amended, modified, supplemented or restated from time to time, including Section 5.1 of thereof; and
(as)any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (t) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased, provided that nothing in this definition shall in and of itself cause the Obligations hereunder to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.
“Person” means any individual, firm, partnership (whether general or limited), company, corporation, limited liability company, unlimited liability company, joint venture entity or other body corporate, Governmental Authority, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual.
“Petroleum Substances” means any one or more of crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.
“Platform” has the meaning set out in Section 15.19.
“POA LC” means a Letter of Credit issued by the Syndicated Facility Lenders (each as to their respective Rateable Portions thereof) under the Syndicated Facility and executed by the Agent in the name and on behalf of, as attorney-in-fact for, the Syndicated Facility Lenders, with each such Letter of Credit to include the provisions and to be substantially in the form annexed hereto as Schedule H.
“Prepaid Obligations” means “take or pay”, forward sale, prepaid or similar liabilities of a Person whereby such Person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise however, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a “production payment” and all such obligations for which such Person is liable without having received and retained a payment therefor or having assumed such obligation.
“Primary Jurisdiction” means, collectively, any province or similar jurisdiction in Canada where the Borrower and the Material Subsidiaries, in aggregate, directly own or operate any assets, property and undertaking if the aggregate Undiscounted Non-Producing ARO in such jurisdiction is in excess of the Threshold Amount.
“Prior Credit Agreement” means the fifth amended and restated credit agreement made as of June 27, 2025 among the Borrower as (Canadian) borrower, Baytex Energy USA, Inc. as (U.S.) borrower, The Bank of Nova Scotia as agent, and the financial institutions party thereto as lenders.
“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation; provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof.
“Quarter End” means March 31, June 30, September 30 and December 31 in each year.
“Rateable” and “Rateably” means, at any date of determination, the proportion that the Equivalent Amount in United States Dollars of the amount of the Secured Obligations of any Secured Party thereof bears to the aggregate of the Equivalent Amount in United States Dollars of the Secured Obligations of all Secured Parties, as determined at the Adjustment Time.

“Rateable Portion”, as regards any Lender, with regard to any amount of money, in respect of the Syndicated Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Syndicated Facility Commitment by (ii) the aggregate of all of the Lenders’ Syndicated Facility Commitments; and when used with reference to (1) the Syndicated Facility taken as a whole, means the product obtained by multiplying the amount of the Drawdown, Conversion, Rollover or Loan, or other amount in respect thereof, by the percentage obtained by dividing the aggregate of that Lender’s applicable Commitments under the Syndicated Facility by the aggregate Commitments of the Syndicated Facility and (2) the Credit Facilities taken as a whole, means the product obtained by multiplying the amount of the Drawdown, Conversion, Rollover or Loan, or other amount in respect thereof, by the percentage obtained by dividing the aggregate of that Lender’s applicable Commitments by the Total Commitment; provided that, for certainty, with respect to a given Lender and the payment of all Obligations owing to such Lender (i) on the Maturity Date applicable to such Lender or (ii) pursuant to Section 2.19, the amount of such payment shall be deemed to be such Lender’s Rateable Portion.
“Release” means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.
“Relevant Governmental Body” means:
(at)in respect of any SOFR Loan (or any Benchmark Replacement thereof), the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto; and
(au)in respect of any CORRA Loan (or any Benchmark Replacement thereof), the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.
“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent by the Borrower pursuant hereto.
“Required Permits” means all Governmental Authorizations which are necessary at any given time for the Borrower and the Material Subsidiaries to own and operate its property, assets, rights and interests or to carry on its business and affairs.
“Required Rating” means, in respect of each Lender, a credit rating for long term senior unsecured and unsubordinated debt of such Lender of at least A+ by S&P and A1 by Moody’s.
“Resolution Authority” means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.
“Rollover” means:
(av)with respect to any SOFR Loan or CORRA Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and
(aw)with respect to Letters of Credit, the extension or replacement of an existing Letter of Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same, in each case, under the same Credit Facility under which the maturing Loan was made. “Rolled Over” has the meaning correlative thereto.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.
“Rollover Notice” means a notice substantially in the form annexed hereto as Schedule G to be given to the Agent by the Borrower pursuant hereto.
“Royalty Agreement” means, collectively: (a) the royalty agreement dated June 3, 2019 between Paramount Resources Ltd. (as successor in interest to Cavalier Energy Inc.) and Burgess Energy Holdings, L.L.C., as assigned by Paramount Resources Ltd. to Lineup Resources Corp. pursuant to an assumption agreement dated April 20, 2023 between Paramount Resources Ltd., Lineup Resources Corp. and Burgess Energy Holdings, L.L.C. in respect of the Earned Interests (as defined in such assumption agreement), as assigned by Lineup Resources Corp. to Baytex Energy Ltd. pursuant to an assumption agreement dated May 5, 2025 and effective December 1, 2024 between Paramount Resources Ltd., Lineup Resources Corp., Burgess Energy Holdings, L.L.C. and Baytex Energy Ltd. in respect of the Earned Assigned Interests (as defined in such assumption agreement), and as may be further amended, modified, supplemented or restated from time to time; and (b) any other royal agreement entered into between a Loan Party and a royalty owner provided that the granting of a royalty is permitted in Section 9.2(d) or the assets are acquired by such Loan Party in accordance with Sections 9.2(f) and 9.2(m), as each such agreement may be amended, modified, supplemented or restated from time to time.
“Royalty Subordination Agreement” means a subordination agreement in form and substance satisfactory to the Agent and the Lenders, acting reasonably, pursuant to which Burgess Energy Holdings, L.L.C. or any other royalty owner agrees to, inter alia, subordinate the Security Interest granted to it under and in connection with the Royalty Agreement over certain property of the applicable Loan Party to the Security Interest of the Agent in the same property of the Borrower granted in connection with the Security.
“S&P” means S&P Global Ratings, a division of S&P Global Inc. its Affiliates and any successors thereto.
“Sale Agreement” means the securities purchase agreement dated November 12, 2025 between BTE USA Intermediate Inc. as seller, Baytex Energy USA, Inc. as the subject company, and Eagle Ford BuyerCo LLC as purchaser, as amended, supplemented or otherwise modified from time to time.
“Sale-Leaseback” means an arrangement, transaction or series of arrangements or transactions under which title to any real property, tangible personal property or fixture is transferred by the Borrower or a Subsidiary (a “transferor”) to another Person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor) and, whether or not in connection therewith, the transferor also acquires a right or is subject to an obligation to acquire such property or a material portion thereof, and regardless of the accounting treatment of such arrangement, transaction or series of arrangements or transactions.
“Sale Transaction” means the disposition by BTE USA Intermediate, Inc. of all of the issued and outstanding equity interests of Baytex Energy USA, Inc. to Eagle Ford BuyerCo, LLC pursuant to the Sale Agreement.
“Sanctioned Lender” means, at any time, (a) a Lender that is a Sanctioned Person or (b) a Lender in respect of which any Sanctions Authority (or any other equivalent sanctions authority with jurisdiction over the Agent or any Lender) has made a public announcement that such Lender has become, or will become, a Sanctioned Person; provided that the Sanctions (or proposed Sanctions) applicable to such Lender makes it (or, in respect of proposed Sanctions, are reasonably expected to make it) unlawful for any Loan Party, the Agent and/or any other Lender to (i) make any payments to such Lender, (ii) receive any payments from such Lender and/or (iii) otherwise engage in any other material dealings with such Lender, in each case, under the Documents.
“Sanctioned Person” means:
(ax)a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;

(ay)a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;
(az)a Person that is otherwise a target of Sanctions (“target of Sanctions” signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or
(ba)any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions.
“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures imposed, administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Export and Import Permits Act (Canada) or the United Nations Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC; provided that, with respect to economic sanctions laws, regulations, embargoes or restrictive measures imposed, administered or enforced from time to time by any Sanctions Authority outside of Canada, only to the extent such sanctions or trade embargoes would not violate Applicable Law in Canada.
“Sanctions Authority” means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including OFAC and Global Affairs Canada, the United States Department of State, and His Majesty’s Treasury of the United Kingdom; and “Sanctions Authorities” means all of the foregoing Sanctions Authorities, collectively.
“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Current Sanctions Imposed by Canada List maintained by Global Affairs Canada, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by His Majesty’s Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.
“Second Lien Creditors” means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Second Lien Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Second Lien Financing Agreement, and includes any replacements thereof in connection with secured Junior Refinancing Debt.
“Second Lien Debt” means all Debt created, incurred or issued by the Borrower and which is owing to the Second Lien Creditors pursuant to the terms of a Second Lien Financing Agreement, which Debt has all of the following characteristics:
(bb)the aggregate principal amount thereof outstanding at any one time shall not exceed, in the aggregate, Cdn.$500,000,000;
(bc)the proceeds thereof are used solely to redeem, retire, defease, purchase, prepay or otherwise acquire for value Notes and Other Unsecured Debt;
(bd)an initial final maturity in respect of repayment of principal later than one years after the then latest Maturity Date in effect at the time such Second Lien Debt is created, incurred, assumed or guaranteed;

(be)no scheduled cash principal payments thereunder prior to the first anniversary after the then latest Maturity Date in effect at time such Second Lien Debt is created, incurred or issued;
(bf)no Default or Event of Default is continuing at the time creation, incurrence or issuance of such Debt or would exist immediately thereafter;
(bg)no mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Secured Obligations prior thereto;
(bh)no cross-default to other Debt (as opposed to a cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test); and
(bi)such Debt is subject to a Second Lien Intercreditor Agreement.
“Second Lien Financing Agreement” means any credit agreement, indenture or other principal financing document by and between the Borrower and the Second Lien Creditors governing the terms and conditions of the Second Lien Debt as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and under the Second Lien Intercreditor Agreement.
“Second Lien Intercreditor Agreement” means an intercreditor agreement by and between the Borrower, the Guarantors, the Second Lien Creditors (or a representative thereof), and the Agent on behalf of itself, the Lenders and the Hedging Affiliates, as amended, restated, supplemented or replaced from time to time, which intercreditor agreement shall incorporate the material terms set forth in Schedule J attached hereto with such amendments as may be agreed to by (a) the Agent in the case of amendments that are solely administrative or immaterial in nature, or (b) in all other cases, the Majority of the Lenders, acting reasonably, and shall otherwise be in form and substance satisfactory to the Agent (acting reasonably).
“Secured Obligations” means, collectively, the Obligations, the Lender Financial Instrument Obligations and the Cash Management Obligations.
“Secured Parties” means, collectively, the Agent, the Lenders, the Cash Manager and the Hedging Affiliates.
“Security” has the meaning set out in Section 10.1(3).
“Security Interest” means mortgages, charges, pledges, hypothecs, assignments by way of security, conditional sales or other title retentions, security created under the Bank Act (Canada), liens, encumbrances, security interests or other interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:
(bj)(i) deposits or transfers of cash, marketable securities or other financial assets or (ii) rights of set-off or (iii) other preferential arrangements, which in any case are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt or (B) preferring some holders of Debt over other holders of Debt;
(bk)the rights of lessors under capital leases and any other lease financing; and
(bl)absolute assignments of accounts receivable, except for absolute assignments of accounts receivable made in conjunction with a sale of related P&NG Rights which is permitted by the provisions hereof.

“Senior Secured Debt” means, on any date of determination, the aggregate of the following (without duplication):
(bm)the principal amount of the Obligations and, to the extent the same are due and payable and have not been paid as and when required by the Financial Instrument governing the same, the Lender Financial Instrument Obligations; and
(bn)the principal amount of the obligations secured by the Permitted Encumbrances referenced in subparagraphs (o) and (q) (and, to the extent relevant to any of such subparagraphs, subparagraph (v)) of the definition thereof.
“Senior Secured Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) Senior Secured Debt as at such Quarter End to (b) EBITDA for the 12 months ending as at such Quarter End.
“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.
“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).
“SOFR Interpolated Rate” means, for any SOFR Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term SOFR for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non-Standard Interest Period of such SOFR Loan and (b) Adjusted Term SOFR for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that exceeds the Non-Standard Interest Period of such SOFR Loan, at such time; provided that when determining the SOFR Interpolated Rate for a Non-Standard Interest Period which is less than one month, the SOFR Interpolated Rate shall be deemed to be Adjusted Term SOFR for an Interest Period of one month’s duration.
“SOFR Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any of them) to the Borrower with respect to which the Borrower has specified that interest is to be calculated at a rate based on Adjusted Term SOFR (other than pursuant to clause (c) of the definition of “U.S. Base Rate”), and each Rollover in respect thereof.
“Specified Indebtedness” means (a) the 2030 Notes, (b) the 2032 Notes and (c) any permitted refinancing Debt in respect of any such Debt (including pursuant to successive refinancings).
“Subsidiary” means, with respect to any Person (“X”):
(bo)any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;
(bp)any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or
(bq)any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of the Borrower.
“Successor Agent” has the meaning set out in Section 14.10.
“Syndicated Facility” means the credit facility in the maximum principal amount of Cdn.$700,000,000 or the Equivalent Amount in United States Dollars to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof.
“Syndicated Facility Commitment” means the commitment by each Lender under the Syndicated Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof) set forth opposite its name in Part 1 of Schedule A annexed hereto, subject to any reduction or increase in accordance with the provisions hereof.
“Syndicated Facility Lenders” means the Lenders having Syndicated Facility Commitments.
“Syndicated Facility Maturity Date” means, in respect of the Obligations owing to a given Lender under the Syndicated Facility, June 27, 2030 or such later date to which the same may be extended from time to time with respect to a given Lender in accordance with Section 2.19.
“Takeover” has the meaning set out in Section 2.22(1).
“Target” has the meaning set out in Section 2.22(1).
“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.
“Taxes” means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and “Tax” and “Taxation” shall be construed accordingly.
“Term CORRA” means, for any calculation with respect to a Term CORRA Loan or a Canadian Prime Rate Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Banking Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Banking Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Banking Day is not more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day. If such first preceding Banking Day is more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day, Section 12.1 will apply.
“Term CORRA Adjustment” means [redacted] per annum for an Available Tenor of one-month’s duration or [redacted] per annum for an Available Tenor of three-months’ duration.
“Term CORRA Administrator” means CanDeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator of the Term CORRA Reference Rate.
“Term CORRA Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any of them) to the Borrower with respect to which the Borrower has specified that interest is to be calculated at a rate based on Adjusted Term CORRA (other than pursuant to clause (b) of the definition of “Canadian Prime Rate”), and each Rollover in respect thereof.
“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Term SOFR” means, for any calculation with respect to a SOFR Loan or a U.S. Base Rate Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided that: (a) if, as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day and (b) if such first preceding U.S. Government Securities Business Day is more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 12.1 will apply.
“Term SOFR Adjustment” means, with respect to Term SOFR, [redacted] per annum for an Interest Period of one, three or six month’s duration.
“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).
“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.
“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.
“Termination Event” means an automatic early termination of obligations relating to a Lender Financial Instrument under any agreement relating thereto without any notice being required from a Lender.
“Threshold Amount” means the greater of:
(br)Cdn.$75,000,000; and
(bs)1.5% of Consolidated Tangible Assets (expressed in Canadian Dollars).
“Total Commitment” means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the Credit Facilities.
“Total Debt” means, on any date of determination, Senior Secured Debt together with all other Debt of the Borrower and its Subsidiaries on a consolidated basis.
“Total Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) Total Debt as at such Quarter End to (b) EBITDA for the 12 months ending as at such Quarter End.
“UK Bribery Act” means the United Kingdom Bribery Act 2010, including any subordinate legislation thereunder.
“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.
“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.
“Undiscounted Non-Producing ARO” means the aggregate ARO Liabilities in respect of all ARO Assets in the applicable Primary Jurisdiction(s) which are inactive (non-producing), suspended or abandoned, calculated in a manner which is consistent in all material respects with the methodology used in the then most recent Engineering Report delivered pursuant to Section 9.1(e)(vi).

“Uniform Customs for Letters of Credit” has the meaning set out in Section 6.11(7).
“Uniform Customs for Letters of Guarantee” has the meaning set out in Section 6.11(7).
“United States Dollars” and “U.S.$” means the lawful money of the United States of America.
“U.S. Base Rate” means, for any day, a rate per annum equal to the greatest of:
(bt)the annual rate of interest announced from time to time by the Agent as being its reference rate of interest then in effect for determining interest rates on United States Dollar demand loans in Canada in effect on such day;
(bu)the rate of interest per annum for such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum, on the basis of a year of 365 days, in accordance with Section 5.4), plus 1.00% per annum; and
(bv)Adjusted Term SOFR for a one-month tenor in effect for such day plus 1.00% per annum, provided that, (i) if all such rates are equal, then the “U.S. Base Rate” shall be the rate specified in clause (a) above and (ii) to the extent such highest rate as so determined above for any day would be less than the Floor, such rate shall be deemed to be the Floor for such day.
“U.S. Base Rate Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the U.S. Base Rate.
“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.
“Voting Shares” means capital stock of any class of any corporation which carries voting rights to elect the board of directors thereof under any circumstances; provided that, for purposes hereof, shares which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event.
“Wholly-Owned Subsidiary” means, with respect to any Person (“X”):
(bw)a corporation, all of the issued and outstanding shares in the capital of which are beneficially held by:
(i)X;
(ii)X and one or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X; or
(iii)two or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X;
(bx)a corporation which is a Wholly-Owned Subsidiary of a corporation that is a Wholly-Owned Subsidiary of X;
(by)a partnership, all of the partners of which are X and/or Wholly-Owned Subsidiaries of X; or
(bz)any Person of which all of the income, capital, beneficial and ownership interests (however designated) are beneficially owned and controlled by X and/or Wholly-Owned Subsidiaries of X,

provided that unless otherwise expressly provided or the context otherwise requires, references herein to “Wholly-Owned Subsidiary” or “Wholly-Owned Subsidiaries” shall be and shall be deemed to be references to Wholly-Owned Subsidiaries of the Borrower.
“Write-Down and Conversion Powers” means:
(ca)with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule; and
(cb)with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.
1.Headings; Articles and Sections
The division of this Agreement into Articles and Sections, the table of contents contained herein and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.
2.Gender and Number; including; successors; in writing
Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them. References herein to any Person shall, unless the context otherwise requires, include such Person’s successors and permitted assigns. References herein to “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile.
3.Accounting Principles
(1)Wherever in this Agreement reference is made to GAAP, such reference shall be deemed to be to the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise expressly provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation or determination is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP applied on a consistent basis.
(2)If the Borrower, the Agent or the Lenders determine at any time that any amount required to be determined hereunder would be materially different if such amount were determined in accordance with GAAP applied by the Borrower in respect of its financial statements on June 4, 2014 (“Old GAAP”), rather than GAAP subsequently in effect and applied by the Borrower in respect of its financial statements and utilized for purposes of determining such amount, then written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.
(3)If the Borrower adopts a change in an accounting policy in the preparation of its financial statements in order to conform to accounting recommendations, guidelines, or similar pronouncements, or legislative requirements, and such change would require disclosure thereof under Old GAAP, or could reasonably be expected to adversely affect (a) the rights of, or the protections afforded to, the Agent or the Lenders hereunder or (b) the position either of the Borrower or of the Agent or the Lenders hereunder, the Borrower shall so notify the Agent, describing the nature of the change and its effect on the current and immediately prior year’s financial statements in accordance with Old GAAP and in detail sufficient for the Agent and the Lenders to make the determination required of them in the following sentence. If either the Borrower, the Agent or the Lenders determine at any time that such change in accounting policy results in an adverse change either (i) in the rights of, or protections afforded to, the Agent or the Lenders intended to be derived, or provided for, hereunder or (ii) in the position either of the Borrower or of the Agent and the Lenders hereunder, written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.
(4)Upon the delivery of a written notice pursuant to Section 1.4(2) or Section 1.4(3), the Borrower and the Agent on behalf of the Lenders shall meet to consider the impact of such change in Old GAAP or such change in accounting policy, as the case may be, on the rights of, or protections afforded to, the Agent and the Lenders or on the position of the Borrower or of the Agent and the Lenders and shall in good faith negotiate to execute and deliver an amendment or amendments to this Agreement in order to preserve and protect the intended rights of, or protections afforded to, the Agent and the Lenders on the date hereof or the position of the Borrower or the Agent and the Lenders (as the case may be); provided that, until this Agreement has been amended in accordance with the foregoing, then for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower’s prior accounting policy. For the purposes of this Section 1.4, the Borrower, the Lenders and the Agent acknowledge that the amendment or amendments to this Agreement are to provide substantially the same rights and protection to the Agent and the Lenders as is intended by this Agreement on the date hereof. If the Borrower and the Agent on behalf of the Lenders do not (for any reason whatsoever) mutually agree (in their respective sole discretions, without any obligation to so agree) on such amendment or amendments to this Agreement within 60 days following the date of delivery of such written notice, the Borrower shall continue to provide financial statements in accordance with Old GAAP and, for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower’s prior accounting policy.
4.References to Agreements and Enactments
Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement if and to the extent such provisions are applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.
5.Per Annum Calculations
Unless otherwise stated, wherever in this Agreement reference is made to a rate “per annum” or a similar expression is used, such rate is expressed on the basis of, and shall be calculated on the basis of a year of 365 days.

6.Schedules
The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	-	Lenders and Commitments
Schedule B	-	Assignment Agreement
Schedule C	-	Compliance Certificate
Schedule D	-	Conversion Notice
Schedule E	-	Drawdown Notice
Schedule F	-	Repayment Notice
Schedule G	-	Rollover Notice
Schedule H	-	Form of POA LC
Schedule I	-	Subsidiaries
Schedule J	-	Summary of Material Terms of Second Lien Intercreditor Agreement
Schedule K	-	Form of Annual ARO Reporting
Schedule L	-	Existing Letters of Credit
Schedule M	-	Existing Lender Financial Instruments

7.Changes in ARO Framework
(1)If, as a result of any change in any applicable law, rule, policy, regulation, order or directive (or any changes of any Energy Regulator in its interpretation of any then existing applicable law, rule, policy, regulation, order or directive), any applicable Energy Regulator creates, institutes, or revises its methodology for determining (a) whether a Person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations, orders or directives in any Primary Jurisdiction, (b) whether any licenses, authorizations or permits, as applicable, for wells, facilities, pipelines and other physical assets can be issued or transferred, (c) whether any security deposits are or will be required to be provided to the applicable Energy Regulator relating to either new or ongoing day to day operations of the Borrower or any of its Subsidiaries or (d) inventory reduction or mandatory spending requirements, as applicable, and such change is determined to be material by the Borrower, the Agent or the Majority of the Lenders (each acting reasonably), then, in any such case, at the written request of the Agent or the Majority of the Lenders to the Borrower, or of the Borrower to the Agent and the Lenders, the Borrower and the Agent shall enter into good faith discussions with a view to amending the provisions relating to the applicable events and circumstances in the foregoing clauses (a) through (d) as set forth herein, with the objective of having the respective positions of the Lenders and the Borrower after such change(s) conform as nearly as reasonably possible to their respective positions immediately prior to such change(s); provided that, until any such agreement is reached and to the extent reasonably practicable, the existing provisions, requirements and all related calculations and thresholds hereunder shall continue to be calculated as if no such change had occurred.
(2)Upon the Borrower and the Agent agreeing on such amendments, the Borrower and the consenting Lenders shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority of the Lenders, such consent not to be unreasonably withheld, notwithstanding anything to the contrary set out herein.
8.Interest Rates; Benchmark Notification
The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event in respect of any Benchmark, Section 12.2 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to: (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including the Canadian Prime Rate, the U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, the Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Canadian Prime Rate, the U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, the Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its discretion, acting reasonably, to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof or any other Benchmark, in each case pursuant to and in accordance with the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.
Article 2
THE CREDIT FACILITIES
1.The Credit Facilities
Subject to the terms and conditions hereof, each of the Syndicated Facility Lenders shall make available to the Borrower such Lender’s Rateable Portion of the Syndicated Facility and the Operating Lender shall make available to the Borrower the Operating Facility. Subject to Section 2.17, the Outstanding Principal under a given Credit Facility shall not exceed the maximum principal amount of such Credit Facility.
2.Types of Availments; Overdraft Loans
(1)The Borrower may, in Canadian Dollars, make Drawdowns, Conversions and Rollovers under either of the Credit Facilities of Canadian Prime Rate Loans and CORRA Loans and may, in United States Dollars, make Drawdowns, Conversions and Rollovers under either of the Credit Facilities of U.S. Base Rate Loans and SOFR Loans. In addition, the Borrower may make Drawdowns and Rollovers under the Credit Facilities of Letters of Credit denominated in Canadian Dollars or United States Dollars; provided that the Outstanding Principal of Letters of Credit outstanding under the Syndicated Facility shall not exceed Cdn.$75,000,000 (or the Equivalent Amount thereof in United States Dollars) at any time. The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.
(2)In addition to the foregoing, overdrafts (each, an “Overdraft Loan”) arising from clearance of cheques or drafts drawn on the Canadian Dollar accounts and United States Dollar accounts of the Borrower maintained with the Operating Lender, and designated by the Operating Lender for such purpose, shall be deemed to be outstanding as Canadian Prime Rate Loans and U.S. Base Rate Loans, respectively, under the Operating Facility. All references to Canadian Prime Rate Loans and U.S. Base Rate Loans (as applicable) shall include Overdraft Loans. For certainty, notwithstanding Section 2.6 or 2.14, no Drawdown Notice or Repayment Notice need be delivered by the Borrower in respect of Overdraft Loans and no Conversions of Overdraft Loans shall be permitted hereunder.
3.Purpose
The Credit Facilities are being made available for the general corporate purposes of the Borrower, subject to Section 2.22.
4.Availability and Nature of the Credit Facilities
(1)Subject to the terms and conditions hereof, the Borrower may make Drawdowns, Conversions and Rollovers under each Credit Facility, in respect of the applicable Commitment of a given Lender thereunder prior to, and only prior to, the Maturity Date applicable to such Lender.
(2)Prior to the Maturity Date applicable to a Lender, each of the Credit Facilities shall be a revolving credit facility; that is, the Borrower may increase or decrease Loans under each such Credit Facility, by making Drawdowns, repayments and further Drawdowns.
For certainty, in no event shall a Lender be required to fund, participate in, or otherwise provide any portion of a Loan under a Credit Facility which has a maturity date or expiry date, or which has an Interest Period which will expire, after the Maturity Date applicable to such Lender in respect of such Credit Facility. In no event shall the Borrower request, or be entitled to obtain, a Loan under a Credit Facility which has a maturity or expiry date, or which has an Interest Period which will expire after the earliest Maturity Date then applicable to a Lender in respect of such Credit Facility.
5.Minimum Drawdowns
(1)Each Drawdown under the Syndicated Facility of the following types of Loans shall be available in the following amounts indicated:
(a)Canadian Prime Rate Loans in minimum principal amounts of Cdn.$3,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;
(b)CORRA Loans in minimum principal amounts of Cdn.$5,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;
(c)SOFR Loans in minimum principal amounts of U.S.$5,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000; and
(d)U.S. Base Rate Loans in minimum principal amounts of U.S.$3,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.
(2)Each Drawdown under the Operating Facility of the following types of Loans (as applicable to the Credit Facility in question) shall be available in the following amounts indicated:
(a)CORRA Loans in minimum principal amounts of Cdn.$500,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and
(b)SOFR Loans in minimum principal amounts of U.S.$500,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.
6.Notice Periods for Drawdowns, Conversions and Rollovers
(1)Subject to the provisions hereof, the Borrower may make any Drawdown, Conversion or Rollover under the Syndicated Facility, by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than:

(a)9:00 a.m. (Calgary time) three (3) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;
(b)9:00 a.m. (Calgary time) two (2) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of CORRA Loans;
(c)9:00 a.m. (Calgary time) one (1) Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and
(d)9:00 a.m. (Calgary time) three (3) Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit under the Syndicated Facility; provided that no Rollover Notice shall be required in respect of a Letter of Credit that has automatic renewal provisions.
(2)Subject to the provisions hereof, the Borrower may make a Drawdown, Conversion or Rollover under the Operating Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Operating Lender (with a copy to the Agent) not later than:
(a)9:00 a.m. (Calgary time) three (3) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;
(b)9:00 a.m. (Calgary time) two (2) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of CORRA Loans;
(c)9:00 a.m. (Calgary time) on the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and
(d)9:00 a.m. (Calgary time) two (2) Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit; provided that no Rollover Notice shall be required in respect of a Letter of Credit that has automatic renewal provisions.
7.Conversion Option
Subject to the provisions of this Agreement and except for Letters of Credit, the Borrower may Convert the whole or any part of any type of Loan under a Credit Facility into any other type of permitted Loan under the same Credit Facility by giving, in the case of the Syndicated Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (with a copy to the Agent), a Conversion Notice in accordance herewith; provided that:
(a)Conversions of SOFR Loans and CORRA Loans may only be made on the last day of the Interest Period applicable thereto;
(b)the Borrower may not Convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion (as set forth in Section 2.5);
(c)in respect of Conversions of a Loan under a Credit Facility denominated in one currency to a Loan denominated in another currency, the Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated; and

(d)a Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns.
8.Rollovers; Selection of Interest Periods
At or before 9:00 a.m. (Calgary time) three (3) Banking Days prior to the expiration of each Interest Period of each SOFR Loan and each CORRA Loan, the Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 2.6 and/or a Repayment Notice pursuant to Section 2.14 (together with a Rollover Notice if a portion only is to be Converted or repaid; provided that a portion of a SOFR Loan or a CORRA Loan may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of Benchmark Loans) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to, in the case of the Syndicated Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (with a copy to the Agent), selecting the next Interest Period applicable to such SOFR Loan or such CORRA Loan, which new Interest Period shall commence on and include the last day of such prior Interest Period. If the Borrower fails to deliver a Rollover Notice to the Agent or the Operating Lender (as applicable) as provided in this Section, the Borrower shall be deemed to have given a Conversion Notice to the Agent or the Operating Lender (as applicable) electing to Convert the entire amount of the maturing SOFR Loan or CORRA Loan into a U.S. Base Rate Loan (in the case of SOFR Loans) or a Canadian Prime Rate Loan (in the case of CORRA Loans).
9.Rollovers and Conversions not Repayments
Any amount Converted shall be a Loan of the type Converted to upon such Conversion taking place, and any amount Rolled Over shall continue to be the same type of Loan under the same Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount Converted or Rolled Over) shall not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility.
10.Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans and CORRA Loans
Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan or CORRA Loan under the Syndicated Facility, the Agent shall forthwith notify the relevant Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender’s Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender’s Rateable Portion is to be credited.
11.Lenders’ and Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans and CORRA Loans
Each Lender shall, for same day value by no later than 10:00 a.m. (Calgary time) on the Drawdown Date specified by the Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan, a SOFR Loan or a CORRA Loan under the Syndicated Facility, credit the applicable Agent’s Account, specified in the Agent’s notice given under Section 2.10 with such Lender’s Rateable Portion of each such requested Loan and for same day value on the same date the Agent shall pay to the Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.
12.Irrevocability
A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by the Borrower hereunder shall be irrevocable and, subject to any options the relevant Lenders may have hereunder in regard thereto and the Borrower’s rights hereunder in regard thereto, shall oblige the Borrower to take the action contemplated on the date specified therein.

13.Optional Cancellation or Reduction of Credit Facilities
The Borrower may, at any time, upon giving at least three (3) Banking Days prior written notice to the Agent (or such shorter period as may be agreed to by the Agent), cancel in full or, from time to time, permanently reduce in part the unutilized portion of a Credit Facility applicable to it; provided, however, that any such reduction shall be in a minimum amount of Cdn.$5,000,000 and reductions in excess thereof shall be in integral multiples of Cdn.$1,000,000. If a Credit Facility is so reduced, the Commitments of each of the Lenders under such Credit Facility shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the amount of such Credit Facility in effect immediately prior to such reduction.
14.Optional Repayment of Credit Facilities
The Borrower may at any time and from time to time repay, without penalty, to the Agent for the account of the applicable Lenders or to the Operating Lender (as applicable) or, in the case of Letters of Credit return the same to the Agent, the applicable Operating Lender or the applicable Fronting Lenders, as the case may be, for cancellation or provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment; provided that:
(a)the Borrower shall (subject to Section 2.2(2) in respect of Overdraft Loans) give a Repayment Notice (executed in accordance with the definition of Officer’s Certificate) to the Agent or the Operating Lender (as applicable) not later than (or such earlier period as may be agreed to by the Agent):
(i)9:00 a.m. (Calgary time) three (3) Banking Days prior to the date of the proposed repayment, for SOFR Loans and CORRA Loans;
(ii)9:00 a.m. (Calgary time) two (2) Banking Days prior to the date of the proposed repayment, for Letters of Credit;
(iii)9:00 a.m. (Calgary time) one (1) Banking Day prior to the date of the proposed repayment, for Canadian Prime Rate Loans under the Syndicated Facility;
(iv)9:00 a.m. (Calgary time) one (1) Banking Day prior to the date of the proposed repayment, for U.S. Base Rate Loans under the Syndicated Facility; and
(v)9:00 a.m. (Calgary time) on the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility;
(b)repayments pursuant to this Section may only be made on a Banking Day;
(c)subject to the following provisions and Section 2.16, each such repayment may only be made on the last day of the applicable Interest Period with regard to a SOFR Loan or CORRA Loan that is being repaid;
(d)unexpired Letters of Credit may only be prepaid by the return thereof to the Agent, the applicable Fronting Lenders or the Operating Lender, as the case may be, for cancellation or providing funding therefor in accordance with Section 2.16(2);
(e)except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid and (ii) the principal of the Loan being repaid; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns; and
(f)except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, the Borrower may not repay a portion only of an outstanding Loan unless the unpaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid.
15.Mandatory Repayment of Credit Facilities on Maturity Date
Subject to Section 11.2 and Article 7, the Borrower shall repay or pay, as the case may be, to the Agent, on behalf of the relevant Lenders, or to the Operating Lender (as applicable) all Loans and other Obligations outstanding under each Credit Facility on or before the Maturity Date applicable thereto.
16.Additional Repayment Terms
(1)If any Benchmark Loan is repaid or Converted on other than the last day of the applicable Interest Period, the Borrower shall, within three (3) Banking Days after notice is given by the Agent, pay to the Agent for the account of the relevant Lenders all costs, losses, premiums and expenses incurred by the relevant Lenders by reason of the liquidation or re-deployment of deposits or other funds, or for any other reason whatsoever, resulting in each case from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall, in respect of a Credit Facility, deliver to the Borrower and the Agent, a certificate of such Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.
(2)With respect to the funding of the repayment of unexpired Letters of Credit pursuant to Section 2.14(d) or otherwise hereunder, it is agreed that the Borrower shall provide for the funding in full of the repayment of unexpired Letters of Credit by paying to and depositing with the Agent cash collateral for each such unexpired Letter of Credit equal to the maximum amount thereof, plus the fees payable pursuant to Sections 6.10(1) and 6.10(2) through to the expiry of such Letter of Credit, in each case, in the respective currency which the relevant Letter of Credit is denominated; such cash collateral deposited by the Borrower shall be held by the Agent in an interest bearing cash collateral account with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Agent. Such cash collateral accounts shall be assigned to the Agent as security for the obligations of the Borrower in relation to such Letters of Credit and the Security Interest of the Agent thereby created in such cash collateral shall rank in priority to all other Security Interests and adverse claims against such cash collateral. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder and the Agent is hereby irrevocably directed by the Borrower to so apply any such cash collateral. Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of all of the relevant Lenders, the applicable Fronting Lenders or the Operating Lender, as the case may be; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing. If after expiry of the Letters of Credit for which such funds are held and application by the Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the Agent to the Borrower so long as no Default or Event of Default is then continuing.
17.Currency Excess
(1)If the Agent shall determine that the aggregate Outstanding Principal of the outstanding Loans under a given Credit Facility exceeds the maximum amount of such Credit Facility (the amount of such excess is herein called the “Currency Excess”), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall repay an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans under such Credit Facility within five (5) Banking Days after receipt of such request, such that, except as otherwise contemplated in Section 2.17(2), the Equivalent Amount in United States Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess.
(2)If, in respect of any Currency Excess, the repayments made by the Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the “Currency Excess Deficiency”), the Borrower shall within the aforementioned five (5) Banking Days after receipt of the aforementioned request of the Agent, place an amount equal to the

Currency Excess Deficiency on deposit with the Agent in an interest bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and, if applicable, to be applied to maturing Benchmark Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application or held to provide for the funding of unexpired Letters of Credit in accordance with Section 2.16(2) which shall apply mutatis mutandis). The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Loans as provided in the preceding sentence. In lieu of providing funds for the Currency Excess Deficiency, as provided in the preceding provisions of this Section, the Borrower may within the said period of five (5) Banking Days provide to the Agent an irrevocable standby letter of credit in an amount equal to the Currency Excess Deficiency and for a term which expires not sooner than ten (10) Banking Days after the date of maturity or expiry, as the case may be, of the relevant Benchmark Loans or Letters of Credit, as the case may be; such letter of credit for the Currency Excess Deficiency shall be issued by a financial institution, and shall be on terms and conditions, acceptable to the Agent in its sole discretion. The Agent is hereby authorized and directed to draw upon such letter of credit and apply the proceeds of the same to Benchmark Loans as they mature or to satisfy the obligations of the Borrower for Letters of Credit as payments are made thereunder. Upon the Currency Excess Deficiency being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon shall be returned to the Borrower, in the case of funds on deposit, or such letters of credit shall be cancelled or reduced in amount, in the case of letters of credit.
18.Hedging with Lenders and Hedging Affiliates
If a Lender or Hedging Affiliate enters into a Financial Instrument with the Borrower or any of its Subsidiaries which such Lender or Hedging Affiliate (as the case may be) believes, acting reasonably, in good faith and without any actual notice or knowledge to the contrary, is permitted by Section 9.2(h), then each such Lender Financial Instrument and the Lender Financial Instrument Obligations under such Financial Instrument shall be secured by the Security equally and rateably with the Obligations regardless of whether the Borrower has complied herewith (but, for certainty, without in any manner lessening or relieving the Borrower from its obligation to comply therewith).
19.Extension of Syndicated Facility Maturity Date
(1)For purposes of this Section 2.19:
“Requested Lenders” means those Syndicated Facility Lenders which are not then Non-Extending Lenders; and
“Extension Request” means a written request by the Borrower to the Requested Lenders to extend the Syndicated Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing.
(2)The Borrower may, once in each calendar year, by delivering to the Agent an executed Extension Request, request the Requested Lenders to extend the Syndicated Facility Maturity Date applicable to such Lenders by one or more years (or any portion thereof); provided that (a) such request may be made at any time but only once per calendar year and (b) the Syndicated Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than four years after the effective date of such extension in such calendar year.
(3)Upon receipt from the Borrower of an executed Extension Request, the Agent shall forthwith deliver to each Requested Lender a copy of such request, and each Requested Lender shall, within 30 days after the date the Agent receives such request from the Borrower, provide to the Agent and the Borrower either: (a) written notice that such Requested Lender (each such Lender being hereinafter referred to in this Section as an “Extending Lender”) agrees, subject to Section 2.19(4) below, to the requested extension of the current Syndicated Facility Maturity Date applicable to it or (b) written notice that such Requested Lender (each such Lender being hereinafter referred to in this Section as a “Non-Extending Lender”) does not agree to such requested extension; provided that, if a Requested Lender shall fail to so notify the Agent and the Borrower, then such Requested Lender shall be deemed to have delivered such notice and shall be deemed to be a Non-Extending Lender. The determination of each Lender whether or not to extend the Syndicated Facility Maturity Date applicable to it shall be made by each individual Lender in its sole discretion.
(4)If the Extending Lenders have not less than 66⅔% of the Syndicated Facility Commitments, the Syndicated Facility Maturity Date shall be extended in accordance with the Extension Request for each of the Extending Lenders. If the Extending Lenders do not have at least 66⅔% of the Syndicated Facility Commitments, the Syndicated Facility Maturity Date shall not be extended for any of the Requested Lenders. For certainty, the Syndicated Facility Maturity Date for a Non-Extending Lender shall not be extended, regardless of whether the Syndicated Facility Maturity Date is extended for the Extending Lenders as aforesaid.
(5)If the Syndicated Facility Maturity Date has been extended in accordance with the most recent Extension Request delivered pursuant to Section 2.19(2):
(a)the Borrower may require any Non-Extending Lender to assign (for certainty, without releasing such Lender from its obligations under Section 6.9 to the Fronting Lender unless specifically agreed by such Fronting Lender in accordance herewith) its Syndicated Facility Commitment, its Rateable Portion of all Loans and other Obligations outstanding under the Syndicated Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the “Assigned Interests”) to (i) any Extending Lenders which have agreed to increase their Syndicated Facility Commitments and purchase Assigned Interests, and (ii) to the extent the Assigned Interests are not transferred to Extending Lenders, financial institutions selected by the Borrower and acceptable to the Agent and the Fronting Lender, each acting reasonably. Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the Borrower, the Fronting Lender and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned, upon payment by the relevant assignee to the Agent (for the Agent’s own account) of the recording fee contemplated in Section 15.6, and upon provision satisfactory to the Non-Extending Lender (acting reasonably) being made for (A) indemnity in respect of its share of outstanding Letters of Credit or release by the Fronting Lender of its obligations in respect thereof and (B) any costs, losses, premiums or expenses incurred by such Non-Extending Lender by reason of the liquidation or re-deployment of deposits or other funds in respect of Benchmark Loans outstanding hereunder. Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 6.9) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be an Extending Lender; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and
(b)to the extent that any Non-Extending Lender has not assigned its rights and interests to an Extending Lender or other financial institution as provided in subparagraph (a) above, the Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender’s Rateable Portion of all Loans outstanding under the Syndicated Facility, together with all accrued but unpaid interest and fees thereon with respect to its Syndicated Facility Commitments, without making corresponding repayment to the Extending Lenders upon which the Borrower may cancel such Non-Extending Lender’s Syndicated Facility Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 6.9) and the Syndicated Facility shall be reduced by the amount of such Non-Extending Lender’s cancelled Syndicated Facility.

(6)This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Syndicated Facility Maturity Date. If, as of the current Syndicated Facility Maturity Date(before the extension thereof in accordance with the foregoing provisions of this Section 2.19), a Default or Event of Default exists, the Syndicated Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, for an Extending Lender unless (a) such Extending Lender has waived such Default or Event of Default in writing and (b) Extending Lenders having not less than 66⅔% of the Syndicated Facility Commitments have waived such Default or Event of Default in writing.
(7)A Non-Extending Lender may, with the prior written consent of the Borrower, become an Extending Lender with respect to any prior extension of the Syndicated Facility Maturity Date by providing written notice to the Agent revoking the notice referred to in Section 2.19(3)(b) above provided by such Lender; such revocation shall be effective from and after receipt by the Agent of such notice from such Lender together with a copy of the Borrower’s consent in relation thereto.
20.Extension of Operating Facility Maturity Date
(1)For purposes of this Section 2.20, an “Operating Facility Extension Request” means a written request by the Borrower to the Operating Lender to extend the Operating Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate that no Default or Event of Default has occurred and is continuing.
(2)The Borrower may, once in each calendar year, by delivering to the Agent and the Operating Lender an executed Operating Facility Extension Request, request the Operating Lender to extend the Operating Facility Maturity Date by one or more years (or any portion thereof); provided that, (a) such request may be made at any time but only once per calendar year and (b) the Operating Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than four years after the effective date of such extension in such calendar year.
(3)Upon receipt from the Borrower of an executed Operating Facility Extension Request, the Operating Lender shall, within 30 days after the date the Agent receives such request from the Borrower, provide to the Agent and the Borrower either: (a) written notice that the Operating Lender agrees, subject to Section 2.20(4) below, to the requested extension of the current Operating Facility Maturity Date or (b) written notice that the Operating Lender does not agree to such requested extension; provided that, if the Operating Lender shall fail to so notify the Agent and the Borrower, then the Operating Lender shall be deemed to have delivered a notice that the Operating Lender does not agree to such requested extension. The determination of the Operating Lender whether or not to extend the Operating Facility Maturity Date shall be made by the Operating Lender in its sole discretion.
(4)This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Operating Facility Maturity Date. If, as of the current Operating Facility Maturity Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.20), a Default or Event of Default exists, the Operating Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, unless the Operating Lender has waived such Default or Event of Default in writing.
21.Replacement of Lenders
(1)In addition to and not in limitation of or derogation from the other provisions hereof, the Borrower shall have the right, at its option, to (a) replace (by causing a Lender to assign its rights and interests under the applicable Credit Facility to additional financial institutions or to existing Lenders which have agreed to increase their Commitments) or (b) provided that no Default or Event of Default has occurred and is continuing, repay the Obligations outstanding and cancel the Commitments of (without corresponding repayment to or cancellation of the Commitments of other Lenders) or (c) do any combination thereof with respect to: (i) those Lenders which have not agreed to a consent under, waiver of or proposed amendment to the provisions of the Documents (each, a “Dissenting Lender”) requested by the Borrower, (ii) those Declining Lenders which have notified the Borrower that they have a conflict of interest in respect of a Takeover pursuant to Section 2.22, (iii) those Lenders which have notified the Borrower and the Agent of an entitlement to receive Additional Compensation under Section 12.2, (iv) those Lenders which, pursuant to Section 12.5, have declared their obligations under this Agreement in respect of any Loan to be terminated, (v) any Defaulting Lender and (vi) any Sanctioned Lender, and, for such purposes, the provisions of Section 2.19(5) shall apply thereto, mutatis mutandis; provided that, notwithstanding the foregoing:
(a)in the case of the replacement or repayment of a Dissenting Lender, the Borrower shall not be entitled to replace or repay a Dissenting Lender unless, after doing so, the requested consent, waiver or amendment would be approved in accordance with the Documents;
(b)the Borrower shall not be entitled to repay a Dissenting Lender (as opposed to replacing the same) and reduce the amount of any Credit Facility if, after doing so, the Credit Facilities would be reduced by more than 25% in the aggregate or such greater percentage as may be agreed to by all of the Lenders other than the Dissenting Lenders (acting reasonably);
(c)the Borrower shall not be entitled to replace or repay a Dissenting Lender unless it is concurrently repaying or replacing all other Dissenting Lenders; and
(d)the addition of new financial institutions as Lenders or the increasing of Commitments by existing Lenders shall require the consent of the Agent and (in the case of the Syndicated Facility) the Fronting Lender (other than a Lender being replaced), such consents not to be unreasonably withheld.
22.Hostile Acquisitions
(1)In the event the Borrower wishes to utilize proceeds of one or more Loans under a Credit Facility to, or to provide funds to any Subsidiary, Affiliate or other Person to, finance an offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (the “Target”) which constitutes a “take-over bid” pursuant to applicable corporate or securities legislation (in any case, a “Takeover”), then either:
(a)prior to or concurrently with delivery to the Agent of any Drawdown Notice pursuant to Section 2.6 requesting one or more Loans under the Credit Facilities, the proceeds of which are to be used to finance such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target, or the holders of all of the securities of the Target, has or have approved, accepted, or recommended to security holders acceptance of, the Takeover; or
(b)the following steps shall be followed:
(i)at least five (5) Banking Days prior to the delivery to the Agent of any Drawdown Notice pursuant to Section 2.6 requesting one or more Loans intended to be used to finance such Takeover, the Borrower shall advise the Agent, who shall promptly advise an appropriate officer of each Lender of the particulars of such Takeover;
(ii)within three (3) Banking Days of being so advised, each Lender shall notify the Agent of such Lender’s determination as to whether it is willing to finance such Takeover; provided that, in the event such Lender does not so notify the Agent within such three (3) Banking Day period, such Lender shall be deemed to have notified the Agent that it is not willing to finance such Takeover; and
(iii)the Agent shall promptly notify the Borrower of each such Lender’s determination, and in the event that any Lender has notified or is deemed to have notified the Agent that it is not willing to finance such Takeover (each, a “Declining Lender”), then the Declining Lenders shall have no obligation to provide Loans to finance such Takeover, notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (each, a “Financing Lender”) which has advised the Agent it is willing to finance such Takeover shall have an obligation, up to the amount of its Commitment under the relevant Credit Facility, to provide Loans to finance such Takeover, and the Loans to finance such Takeover shall be provided by each

Financing Lender in accordance with the ratio, determined prior to the provision of any Loans to finance such Takeover, that the Commitment of such Financing Lender under the Credit Facility in question bears to the aggregate the Commitments of all the Financing Lenders under the Credit Facility in question.
(2)If Loans are used to finance a Takeover and there are Declining Lenders, subsequent Loans under a Credit Facility shall be funded firstly by Declining Lenders having Commitments under such Credit Facility, and subsequent repayments under such Credit Facility shall be applied firstly to Financing Lenders, in each case, until such time as the proportion that the amount of each Lender’s Outstanding Principal under such Credit Facility bears to the total Outstanding Principal under such Credit Facility is equal to such proportion which would have been in effect but for the application of this Section 2.22.
23.Accordion for Increase in Credit Facilities
The Borrower may, at any time, add one or more additional financial institutions (other than a Sanctioned Lender (or a Person that would be a Sanctioned Lender if that person was a Lender)) hereunder as new Lenders under any Credit Facility and/or, with the consent of the applicable Lender (other than a Defaulting Lender or a Sanctioned Lender), increase the Commitment of such Lender under any Credit Facility and, in each case, thereby increase the Total Commitment; provided that:
(1)at the time of each such increase, no Default or Event of Default has occurred and is continuing;
(2)the Borrower shall have delivered to the Agent:
(a)an Officer’s Certificate of the Borrower in form and substance satisfactory to the Agent, acting reasonably, confirming the accuracy of clause (1) above and confirming (i) the Borrower’s authorization to make each such increase, (ii) the truth and accuracy of its representations and warranties contained in this Agreement as of such date, other than any such representations and warranties which expressly speak as of an earlier date, and (iii) that no consents, approvals or authorizations from any Person are required for each such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of each such increase and attaching a certified copy of a directors’ resolution of the Borrower authorizing each such increase; and
(b)a legal opinion from the Borrower’s counsel with respect thereto in form and substance satisfactory to the Agent, acting reasonably;
(3)after giving effect to each such increase, the Total Commitment shall not exceed Cdn.$1,000,000,000.
(4)in the case of the addition of a financial institution as an additional Syndicated Facility Lender to the Syndicated Facility, the Agent, each Lender under the Syndicated Facility and each relevant Fronting Lender (as applicable) under the Syndicated Facility shall have consented to such financial institution becoming a new Lender under the Syndicated Facility, such consents not to be unreasonably withheld, conditioned or delayed;
(5)in the case of the addition of a financial institution as an additional Lender to the Operating Facility, the Operating Lender shall have consented to such financial intuition becoming a new Lender under such affected Operating Facility, such consent not to be unreasonably withheld, conditioned or delayed; and
(6)concurrently with the addition of a financial institution as an additional Lender under a Credit Facility or the increase of an existing Lender’s applicable Commitment(s) under any Credit Facility, such financial institution or existing Lender, as the case may be, shall purchase from each applicable Lender under such affected Credit Facility such portion of the outstanding Loans of each such Lender as is necessary to ensure that, after giving effect to such increase, each such Lender holds its Rateable Portion of each outstanding Loan under such affected Credit Facility and such new financial institution(s) and/or existing Lender(s) shall execute such documentation as is required by the Agent, acting reasonably, to document such increase and, if applicable, to add any such financial institution as a Lender hereunder; provided that any such purchase of Loans which are outstanding as Benchmark Loans shall occur only on the Conversion Date or Rollover Date applicable thereto; and
(7)if requested by the Borrower, such increase may be effected by establishing an additional credit facility (each an “Incremental Facility”) which may have (i) a revolving or term loan structure and (ii) pricing, amortization or tenor which is different from the then-current pricing, amortization and tenor of the Credit Facilities; provided that:
(a)to the extent such Incremental Facility provides for non-revolving term loans, they must be fully funded on the date such Incremental Facility is made available (and any unfunded portion thereof is cancelled);
(b)the maturity of such Incremental Facility shall not be later than the latest then-current applicable Maturity Date;
(c)the Debt under any Incremental Facility is (i) guaranteed and secured pari passu, pro rata with the Credit Facilities and (ii) otherwise pari passu in right of payment with the other Secured Obligations;
(d)the Incremental Facility shall not be entitled to any additional guarantees or security, unless such additional guarantees or security are granted in respect of all Credit Facilities;
(e)the Borrower shall not be required to drawdown rateably under any of the Credit Facilities and any Incremental Facility;
(f)the conditions precedent to drawdown for any Incremental Facility established for the purposes of an acquisition permitted by this Agreement may be subject to customary “limited conditionality” provisions; and
(g)the increase to the Total Commitment by the establishment of an Incremental Facility shall be documented pursuant to an amendment to this Agreement and the other Documents (if applicable), executed by the Borrower, each Lender agreeing to provide such Incremental Facility, each financial institution added as an additional Lender in respect of such Incremental Facility, if any, and the Agent.
Article 3
CONDITIONS PRECEDENT
1.Conditions Precedent to Effectiveness
As conditions precedent to the effectiveness of this Agreement and the making of the Drawdowns hereunder on the Effective Date, the following conditions shall be satisfied:
(a)Loan Party Documentation: the Agent shall have received in form and substance satisfactory to the Agent, acting reasonably:
(i)a duly executed copy of this Agreement; and
(ii)duly executed copies of the Security from each Loan Party; and
(b)Certificates and Opinions: the Agent shall have received in form and substance satisfactory to the Agent, acting reasonably:
(i)a Compliance Certificate calculating the financial covenants set forth in Section 9.3 on a pro forma basis after giving effect to the Sale Transaction and the repayment of certain Debt on the Effective Date;

(ii)Officers’ Certificates in respect of each Loan Party certifying, among other things: (A) copies of its constating documents, shareholder agreements (or the absence thereof) and other organizational documents; (B) resolutions authorizing the Documents to which it is a party and the transactions thereunder; and (C) the incumbency of the officers, directors, members or other authorized signatory thereof signing the Documents to which it is a party;
(iii)a certificate of status, compliance or good standing, as the case may be, of recent date in respect of each Loan Party’s jurisdiction of organization; and
(iv)customary legal opinion in respect of the Documents and each of the Loan Parties, including as to valid creation and perfection of security;
(c)Registration of Security: all registrations, filings and recordings necessary or desirable (as determined by the Agent and Lenders’ Counsel, acting reasonably) in connection with the Security shall have been made and completed;
(d)Representations and Warranties: each of the representations and warranties in Section 8.1 shall be true, complete and correct on the date of this Agreement, and the Agent shall have received a certificate of the Borrower certifying same;
(e)No Default: no Default or Event of Default shall have occurred and be continuing, and the Agent shall have received a certificate of the Borrower certifying same;
(f)Repayment of Prior Credit Agreement: substantially concurrently with the effectiveness of this Agreement:
(i)all “Obligations” (as defined in the Prior Credit Agreement), other than obligations in respect of Existing Letters of Credit and contingent obligations as to which no claim has been made, shall have been fully and irrevocably repaid;
(ii)the Prior Credit Agreement shall be fully cancelled and terminated (other than customary provisions of such agreements which are expressly stated to survive the termination thereof); and
(iii)all Existing Security (as defined in the Prior Credit Agreement) shall have been irrevocably released and discharged on customary terms and conditions;
(g)Sale Transaction: the Sale Transaction shall have been consummated (or substantially simultaneously with the effectiveness of this Agreement) in all material respects in accordance with the terms of the Sale Agreement and without any material amendment, modification or waiver thereof, or material consent thereunder, in each case, if such amendment, modification, waiver or consent would be adverse to the interests of the Lenders in any material respect, and the Agent shall have received an Officer’s Certificate of the Borrower certifying same;
(h)KYC/AML: at least seven (7) Banking Days prior to the Effective Date, the Borrower shall have provided the documentation and other information to the applicable Lenders that is required by regulatory authorities under applicable AML/KYC Legislation as may be required in accordance with Section 15.15 hereof (including, for certainty, internal compliance requirements of each Lender), including the PATRIOT Act, to the extent requested in writing at least fifteen (15) Banking Days prior to the Effective Date; and
(i)Expenses: all expenses that are payable by the Borrower under or in connection with this Agreement shall have been paid to the extent then due (or arrangements satisfactory to the Agent, acting reasonably, for the payment thereof have been made) and, in the case of any such expenses, to the extent that invoices have been submitted to the Borrower at least two (2) Banking Days prior to the Effective Date (or such shorter period as may be agreed to by the Borrower).

2.Conditions Precedent for All Drawdowns
On or before each Drawdown hereunder, the following conditions shall be satisfied:
(a)the Agent (in the case of a Drawdown under any of the Syndicated Facility) or the Operating Lender (in the case of a Drawdown under the Operating Facility) shall have received a proper and timely Drawdown Notice from the Borrower requesting such Drawdown;
(b)the representations and warranties set forth in Section 8.1 (other than those expressed to be given as of a specific date) shall be true and accurate in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the date of the requested Drawdown; and
(c)no Default or Event of Default shall have occurred and be continuing nor shall the requested Drawdown result in the occurrence of a Default or Event of Default.
3.Waiver
The conditions set forth in Sections 3.1 and 3.2 are inserted for the sole benefit of the Lenders and the Agent and may be waived by the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or the Agent at any time to assert such waived conditions in respect of any subsequent Drawdown; provided that, the conditions set forth in Section 3.1 may only be waived with the consent of all of the Lenders, and, subject to Section 15.10, the conditions set forth in Sections 3.2 may be waived with the consent of the Majority of the Lenders.
Article 4
EVIDENCE OF DRAWDOWNS
1.Accounts and Records
The Agent (or, with respect to the Operating Facility, the Operating Lender on behalf of the Agent) shall open and maintain books of account evidencing all Loans and all other amounts owing by the Borrower to the Lenders hereunder. The Agent (or, with respect to the Operating Facility, the Operating Lender on behalf of the Agent) shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts shall, absent manifest error, constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent (or, with respect to the Operating Facility, the Operating Lender on behalf of the Agent) shall promptly advise the Borrower of such entries made in the Agent’s books of account.
Article 5
PAYMENTS OF INTEREST AND FEES
1.Interest on Canadian Prime Rate Loans
The Borrower shall pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the Canadian Prime Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the Canadian Prime

Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.
2.Interest on U.S. Base Rate Loans
The Borrower shall pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the U.S. Base Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.
3.Interest on SOFR Loans
The Borrower shall pay interest on each SOFR Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to Adjusted Term SOFR with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the Adjusted Term SOFR applicable to an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the SOFR Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.
4.Interest on Term CORRA Loans
The Borrower shall pay interest on each Term CORRA Loan outstanding during each Interest Period applicable thereto at a rate per annum, calculated on the basis of a 365 day year, equal to Adjusted Term CORRA with respect to such Interest Period plus the Applicable Pricing Rate. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the immediately preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of applicable Term CORRA Loan outstanding during such Interest Period and on the basis of the actual number of days elapsed in a year divided by 365.
5.Interest on Daily Compounded CORRA Loans
The Borrower shall pay interest on each Daily Compounded CORRA Loan outstanding during each Interest Period applicable thereto at a rate per annum, calculated on the basis of a 365 day year, equal to Adjusted Daily Compounded CORRA with respect to such Interest Period plus the Applicable Pricing Rate. Such interest shall accrue and compound daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the immediately preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of applicable Daily Compounded CORRA Loan outstanding during such Interest Period and on the basis of the actual number of days elapsed in a year divided by 365. Changes in Daily Compounded

CORRA shall cause an immediate adjustment of the interest rate applicable to Daily Compounded CORRA Loans without the necessity of any notice to the Borrower.
6.Interest Act (Canada); Conversion of 360-Day Rates
(1)Whenever a rate of interest or other rate per annum hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
(2)Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year of 360 days, such rate of interest or other rate shall be expressed as a rate per annum, calculated on the basis of a 365 day year, by multiplying such rate of interest or other rate by 365 and dividing it by 360.
7.Nominal Rates; No Deemed Reinvestment
The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.
8.Standby Fees
(1)The Borrower shall pay to the Agent, for the account of the relevant Lenders, and to the Operating Lender, for its own account, a standby fee in Canadian Dollars in respect of, in the case of payments to the Agent, the Syndicated Facility, and, in the case of payments to an Operating Lender, the Operating Facility, as the case may be, calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under each such Credit Facility for each day in the period of determination is less than the maximum principal amount of such Credit Facility for such day. For the purpose of determining standby fees, the Agent and the Operating Lender shall determine the Outstanding Principal assuming the exchange rate for each day of any month is the Exchange Rate for conversions of United States Dollars to Canadian Dollars established by the Bank of Canada for the first day of such month. Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrower quarterly in arrears and on cancellation in full of a Credit Facility, and on the Maturity Date applicable to such Credit Facility.
(2)As of: (a) the first day of January, April, July and October in each year, (b) the date of any cancellation in full of a Credit Facility and (c) the Maturity Date applicable to a Credit Facility, as the case may be, either the Agent or the Operating Lender, as applicable, shall determine the standby fees under this Section 5.8 in respect of such Credit Facility, for the period from and including the date hereof or the date of the immediately preceding determination, as the case may be, to but excluding that date of determination and shall deliver to the Borrower a written request for payment of the standby fees so determined, as detailed therein. The Borrower shall pay to the Agent, for the account of the relevant Lenders, and to the Operating Lender, for its own account, the standby fees referred to above within five (5) Banking Days after receipt of each such written request.
9.Agent’s Fees
From and after the date hereof, the Borrower shall pay to the Agent, for its own account, until the Credit Facilities have been fully cancelled and all Obligations hereunder have been paid in full, the non-refundable agency fees in the amounts and at the times specified in the Agency Fee Agreement.

10.Interest on Overdue Amounts
Notwithstanding any other provision hereof, in the event that any amount due hereunder (including any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including interest on interest), if and to the fullest extent permitted by applicable law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment prior to 1:00 p.m. (Toronto time)), and such interest shall accrue daily, be calculated and compounded monthly on the last Banking Day of each such month and be payable in the currency of the relevant Loan on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to (a) in respect of amounts due in Canadian Dollars, the rate of interest then payable on Canadian Prime Rate Loans (as set forth in Section 5.1) plus [redacted] per annum or (b) in respect of amounts due in United States Dollars, the rate of interest then payable on U.S. Base Rate Loans (as set forth in Section 5.2) plus [redacted] per annum.
11.Waiver
To the extent permitted by applicable law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders or the Agent and any provision of the Interest Act (Canada) or Judgment Interest Act (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrower.
12.Maximum Rate Permitted by Law
No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by applicable law. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under applicable law.
Article 6
LETTERS OF CREDIT
1.Availability
Subject to the provisions hereof, the Borrower may require that Letters of Credit be issued under a Credit Facility in accordance with the Drawdown Notices and Rollover Notices of the Borrower; provided that: (a) the aggregate Outstanding Principal represented by all outstanding Letters of Credit under the Syndicated Facility shall not exceed Cdn.$75,000,000 at any time (or the Equivalent Amount thereof in United States Dollars) and (b) the aggregate Outstanding Principal of all Fronted LCs issued by a given Fronting Lender shall not exceed the Individual Fronting Limit applicable to such Fronting Lender. The issuance of Letters of Credit shall constitute Drawdowns or Rollovers (as applicable) hereunder and shall reduce the availability of the applicable Credit Facility by the aggregate Outstanding Principal of Letters of Credit under such Credit Facility.
2.Currency, Type, Form and Expiry
Letters of Credit issued pursuant hereto shall be denominated in Canadian Dollars or United States Dollars and amounts payable thereunder shall be paid in the currency in which the Letter of Credit is denominated. A Letter of Credit issued hereunder shall, at the option of the Borrower (as specified in the relevant Drawdown Notice or Rollover Notice), be issued (a) by the Operating Lender under the Operating Facility or (b) under the Syndicated Facility, (i) by a Fronting Lender as a Fronted LC or (ii) by the Agent on behalf of the Syndicated Facility Lenders (each as to their Rateable Portion thereof) as a POA LC. Letters of Credit shall be in a form satisfactory to the Operating Lender, applicable Fronting Lender, or the Agent (as applicable), acting reasonably, and shall have an expiration date not in excess of one year from the date of issue and, in any event, with respect to Letters of Credit under the Syndicated Facility, not later than the then current Syndicated Facility Maturity Date; provided that Letters of Credit may contain customary automatic renewal provisions. On the Operating Facility Maturity Date or the Syndicated Facility Maturity Date, as the case may be, the Borrower shall provide or cause to be provided to, with respect to a Maturity Date in respect of a Credit Facility, the Agent cash collateral or letters of credit (or any combination thereof) in accordance with the provisions of Section 2.16(2) in an amount equal to or greater than the aggregate undrawn amount of all unexpired Letters of Credit outstanding under the applicable Credit Facility; such cash collateral and letters of credit shall be held by the Agent and be applied in accordance with Section 2.16(2) in satisfaction of and security for the Obligations of the Borrower for such unexpired Letters of Credit.
3.No Conversion
Except as provided in Section 6.8, no Borrower may effect a Conversion of a Letter of Credit.
4.POA LC Provisions
(1)Each POA LC shall be issued by all Lenders as a single multi-Lender letter of credit, but the obligation of each Lender thereunder shall be several, and not joint, based upon its Rateable Portion in effect on the date of issuance of such POA LC. Each POA LC shall include the provisions contained in and shall be substantially in the form of Schedule H annexed hereto; provided that, without the prior written consent of each Lender, no POA LC shall be issued which varies the several and not joint nature of the liability of each Lender thereunder.
(2)Each POA LC shall be executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Lender party to such Letter of Credit. The Agent shall act under each POA LC as the agent of each Lender to:
(a)receive Drafts and other documents presented by the beneficiary under such POA LC;
(b)determine whether such Drafts and documents are in compliance with the terms and conditions of such POA LC; and
(c)notify such Lender and the Borrower that a valid drawing has been made and the date that the related payment under such POA LC is to be made; provided that the Agent (in such capacity) shall have no obligation or liability for any payment to be made under any POA LC, and each POA LC shall expressly so provide.
Each Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender each POA LC to be issued by such Lender hereunder. Promptly upon the request of the Agent, each Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary of any POA LC may reasonably request in order to demonstrate that the Agent has the power to act as attorney-in-fact for such Lender to execute and deliver such POA LC. The Borrower and the Lenders agree that each POA LC shall provide that all Drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent at the branch of the Agent specified therein. Each Lender shall be severally liable under each POA LC in proportion to its Rateable Portion on the date of issuance of such POA LC and each POA LC shall specify each Lender’s share of the amount payable thereunder.
(3)The Borrower and each Lender hereby authorize the Agent to review on behalf of each Lender each Draft and other document presented under each POA LC. The determination of the Agent as to the conformity of any documents presented under a POA LC to the requirements of such POA LC shall, in the absence of the Agent’s gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction), be conclusive and binding on the Borrower and each Lender. The Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any POA LC. The Agent shall promptly after such examination:
(a)notify each of the Lenders obligated under such POA LC and the Borrower by telephone (confirmed in writing) of such demand for payment and of each Lender’s share of such payment;
(b)deliver to each such Lender a copy of each document purporting to represent a demand for payment under such POA LC; and
(c)notify each Lender and the Borrower whether said demand for payment was properly made under such POA LC.
With respect to any drawing determined by the Agent to have been properly made under a POA LC, each Lender will make a payment under such POA LC in accordance with its liability under such POA LC and this Agreement, such payment to be made to the relevant Agent’s Account or such other account of the Agent as shall have been most recently designated by it for such purpose by notice to the Lenders. The Agent will make any such payment available to the beneficiary of such POA LC by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any payment by any Lender in respect of any POA LC, the Agent will notify the Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Lenders with respect to any such payment. The responsibility of the Agent and the Lenders in connection with any Draft presented for payment under any POA LC shall, in addition to any payment obligation expressly provided for in such POA LC, be limited to determining that the documents (including each Draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such POA LC. The Agent shall not be required to make any payment under a POA LC in excess of the amount received by it from the Lenders for such payment.
5.Fronted LC Provisions
(1)Each Fronting Lender will exercise and give the same care and attention to each Fronted LC issued by it hereunder as it gives to its other letters of credit and similar obligations, and such Fronting Lender’s, sole liability to each relevant Lender shall be to promptly return to the Agent for the account of the relevant Lenders, each such Lender’s respective Rateable Portions of any payments made to such Fronting Lender, by the Borrower hereunder (other than the fees and amounts payable to such Fronting Lender for its own account) if the Borrower has made a payment to such Fronting Lender hereunder. Each Lender agrees that, in paying any drawing under a Fronted LC, the applicable Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted LC) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. None of the applicable Fronting Lender or any of their representatives, officers, employees or agents shall be liable to any Lender for:
(a)any action taken or omitted to be taken in connection herewith at the request or with the approval of the Lenders;
(b)any action taken or omitted to be taken in connection with any Fronted LC in the absence of gross negligence or wilful misconduct; or
(c)the execution, effectiveness, genuineness, validity, or enforceability of any Fronted LC, or any other document contemplated thereby.
None of any of the Fronting Lenders shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, electronic mail transmittal or similar writing) believed by it to be genuine or to be signed by the proper Person or Persons.

(2)The Borrower and each Lender hereby authorize each applicable Fronting Lender to review on behalf of each Lender each draft and other document presented under each Fronted LC. The determination of the applicable Fronting Lender as to the conformity of any documents presented under a Fronted LC to the requirements of such Fronted LC shall, in the absence of such Fronting Lender’s gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction), be conclusive and binding on the Borrower and each applicable Lender. Such applicable Fronting Lender shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Fronted LC. A Fronting Lender shall promptly after such examination:
(a)notify the Agent and the Borrower, by telephone (confirmed in writing) of such demand for payment;
(b)deliver to the Agent a copy of each document purporting to represent a demand for payment under such Fronted LC; and
(c)notify the Agent and the Borrower whether said demand for payment was properly made under such Fronted LC.
6.Letters of Credit if a Fronting Lender Ceases to be a Fronting Lender
(1)In the event that a Syndicated Facility Lender does not have the Required Rating, or in the opinion of any Fronting Lender, in its sole discretion, such Fronting Lender is not willing to or is no longer able to accept the credit risk of such Lender, then such Fronting Lender, may upon at least 30 days’ notice to the Agent (with a copy to the Borrower), elect not to issue further Fronted LCs from the effective date set forth in such notice (the “Fronting Lender Withdrawal Notice”).
(2)Notwithstanding the foregoing, all Fronted LCs outstanding under the Syndicated Facility as of the effective date of the Fronting Lender Withdrawal Notice shall continue as Fronted LCs pursuant to this Agreement, unless the beneficiary of such Fronted LC agrees that such Fronted LC may be replaced by a new Letter of Credit. The Borrower shall use reasonable commercial efforts to negotiate with such beneficiary to replace any such existing Fronted LCs with a new Fronted LC or a Letter of Credit under the Operating Facility.
7.Records
The Agent and, if applicable, the relevant Fronting Lender, in the case of a Fronted LC, shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and each Lender’s share of such amount and showing for each Letter of Credit issued hereunder:
(a)the dates of issuance and expiration thereof;
(b)the amount thereof; and
(c)the date and amount of all payments made thereunder.
The Agent and, if applicable, the applicable Fronting Lender shall make copies of such records available to the Borrower or any applicable Lender (as applicable) upon its request.
8.Reimbursement or Conversion on Presentation
On presentation of a Letter of Credit and payment thereunder by the Operating Lender, in the case of a Letter of Credit issued under the Operating Facility, by the Syndicated Facility Lenders, in the case of a POA LC, by a Fronting Lender, in the case of a Fronted LC issued under the Syndicated Facility, the Borrower shall forthwith pay to and reimburse the Agent for the account of the Operating Lender, the Lenders, the relevant Fronting Lender (as applicable) for all amounts paid pursuant to such Letter of Credit; failing such payment, the Borrower shall be deemed to have effected a Conversion of such Letter of Credit into: (a) a Canadian Prime Rate Loan, in the case of a Letter of Credit denominated in Canadian

Dollars, or (b) a U.S. Base Rate Loan, in the case of a Letter of Credit denominated in United States Dollars, in each case, under the same Credit Facility as such Letter of Credit was issued and to the extent of the payment by the Operating Lender, the Syndicated Facility Lenders, the relevant Fronting Lender (as applicable) thereunder.
9.Fronting Lender Indemnity
(1)If a Fronting Lender makes payment under any Fronted LC and the Borrower does not fully reimburse such Fronting Lender on or before the date of payment, then Section 6.8 shall apply to deem a Loan under the Syndicated Facility to be outstanding to the Borrower under this Agreement in the manner herein set out. Each Lender shall, on request by such Fronting Lender immediately pay to such Fronting Lender an amount equal to such Lender’s Rateable Portion of the amount paid by such Fronting Lender such that each Lender is participating in the deemed Loan in accordance with its Rateable Portion and, for certainty, regardless of whether any Default or Event of Default is then outstanding or whether any other condition to the making of a Loan has been satisfied or not.
(2)Each Lender shall immediately on demand indemnify a Fronting Lender to the extent of such Lender’s Rateable Portion of any amount paid or liability incurred by such Fronting Lender under each Fronted LC issued by it to the extent that the Borrower does not fully reimburse such Fronting Lender therefor.
(3)For certainty, the obligations in this Section 6.9 shall continue as obligations of those Lenders who were Lenders at the time when each such Letter of Credit was issued notwithstanding that such Lender may assign its rights and obligations hereunder, unless each applicable Fronting Lender specifically releases such Lender from such obligations in writing.
10.Fees and Expenses
(1)The Borrower shall pay to: (a) the Operating Lender, for its own account, in the case of the issuance of a Letter of Credit under the Operating Facility and (b) all Syndicated Facility Lenders, in the case of the issuance of a Letter of Credit under the Syndicated Facility, an issuance fee, payable quarterly in arrears on the first (1st) Banking Day of each calendar quarter and payable on the applicable Maturity Date or (if applicable) any earlier date on which such Credit Facility under which such Letter of Credit is issued is fully cancelled, calculated at a rate per annum equal to the Applicable Pricing Rate and on the average daily amount of each such Letter of Credit for the number of days such Letter of Credit was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of issuance fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 days; provided that the minimum issuance fee for each such Letter of Credit shall be the generally prevailing minimum issuance fee in effect from time to time of the Agent, the Operating Lender, the applicable Fronting Lender (as applicable) issuing the Letter of Credit in question.
(2)The Borrower shall pay with respect to the Syndicated Facility, to the Agent for the account of the Fronting Lender in respect of the issuance of any Fronted LC a fronting fee, payable in arrears on the first (1st) Banking Day of each calendar quarter and payable on the applicable Maturity Date or (if applicable) any earlier date on which the Syndicated Facility is fully cancelled, calculated at a rate per annum as is agreed in writing between the Borrower and the applicable Fronting Lender from time to time (as advised to the Agent in writing by each such Fronting Lender from time to time) on the average daily amount of each such Fronted LC for the number of days which such Fronted LC was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of such fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 days.
(3)In addition, with respect to all Letters of Credit, the Borrower shall from time to time pay to the Operating Lender, the Agent, the applicable Fronting Lender, as the case may be, its usual and customary fees and charges (at the then prevailing rates) for the issuance, amendment, delivery and administration of letters of credit such as the Letters of Credit and shall pay and reimburse the Agent, each Fronting Lenders, the Operating Lender and the Lenders for any out-of-pocket costs and expenses incurred in connection with any Letter of Credit, including in connection with any payment thereunder.

11.Additional Provisions
(1)Indemnity and No Lender Liability
The Borrower in respect of each Letter of Credit issued at its request shall indemnify and save harmless the applicable Lenders, the applicable Fronting Lenders, the Operating Lender and the Agent against all claims, losses, costs, expenses or damages to the Lenders, the Fronting Lenders, the Operating Lender and the Agent arising out of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Fronting Lenders, the Operating Lender or the Agent or any other Person in connection therewith, including all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Letter of Credit or the Agent from accepting or paying any Draft or any amount under any such Letter of Credit, except as a result of the Agent’s, the Lenders’, applicable Fronting Lender’s, or the Operating Lender’s (as applicable) gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction). The Borrower agrees that the Lenders, the Fronting Lenders, the Operating Lender and the Agent shall have no liability to it for any reason in respect of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any other action taken by the Lenders, the Fronting Lenders, the Operating Lender, the Agent or any other Person in connection therewith, except as a result of the Agent’s, Lenders’, each Fronting Lender’s, or the Operating Lender’s (as applicable) gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction).
(2)No Obligation to Inquire
The Borrower hereby acknowledges and confirms to the Operating Lender, the Fronting Lenders, the Agent and the Lenders that the Operating Lender, the Fronting Lenders, the Agent and the Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit and payment pursuant to a Letter of Credit shall not be withheld by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Operating Lender, the Fronting Lenders, and the Agent and the Lenders with respect to Letters of Credit is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit and for such purpose the Operating Lender, the relevant Fronting Lender, or Agent, as the case may be, is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit.
The Operating Lender, the Fronting Lenders, the Agent and the Lenders shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit with respect to the use by such beneficiary of the relevant Letter of Credit. The Borrower further agrees that none of the Agent nor any Lender, including the Fronting Lenders, and the Operating Lender, nor any of their respective officers, directors or correspondents will assume liability for, or be responsible for:
(a)the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;
(b)the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(c)any failure to note the amount of any Draft on any Letter of Credit or on any related document or instrument;
(d)any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person;
(e)any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;
(f)any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or
(g)any failure by the Agent or any Lender, including any Fronting Lender, or the Operating Lender, to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or Governmental Authority or as a result of any other cause beyond the control of the Agent or any Lender, including any Fronting Lender, or the Operating Lender, or their respective officers, directors or correspondents.
(3)Obligations Unconditional
The obligations of the Borrower hereunder with respect to all Letters of Credit shall be absolute, unconditional and irrevocable and shall not be reduced by any event, circumstance or occurrence, including any lack of validity or enforceability of a Letter of Credit, or any Draft paid or acted upon by the Operating Lender, the Fronting Lenders, the Agent, the Lenders or any of their respective correspondents being fraudulent, forged, invalid or insufficient in any respect (except with respect to their gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction) or payment under a Letter of Credit other than in substantial compliance therewith), or any set-off, defenses, rights or claims which the Borrower may have against any beneficiary or transferee of any Letter of Credit. The obligations of the Borrower hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Letter of Credit or any Letter of Credit issued to replace, extend or alter any Letter of Credit.
(4)Other Actions
Any action, inaction or omission taken or suffered by an Operating Lender, a Fronting Lender, the Agent or any Lender or by any of their respective correspondents under or in connection with a Letter of Credit or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto shall be binding upon the Borrower and shall not place the Operating Lender, such Fronting Lender, the Agent, any Lender or any of their respective correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, an Operating Lender, a Fronting Lender, the Agent, any Lender and their respective correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any Person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenant that they will not take any steps, issue any instructions to an Operating Lender, a Fronting Lender, the Agent, any Lender or any of their respective correspondents or institute any proceedings intended to derogate from the right or ability of the Operating Lender, any Fronting Lender, the Agent, any Lender or their respective correspondents to honour and pay any Letter of Credit or any Drafts.

(5)Payment of Contingent Liabilities
The Borrower shall pay to the Agent an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit issued at its request which becomes the subject of any order, judgment, injunction or other such determination (an “Order”), or any petition, proceeding or other application for any Order by the Borrower or any other party, restricting payment under and in accordance with such Letter of Credit or extending the Operating Lender’s, the applicable Fronting Lender’s, or the applicable Lenders’ liability, as the case may be, under such Letter of Credit beyond the expiration date stated therein; payment in respect of each such Letter of Credit shall be due forthwith upon demand in the currency in which such Letter of Credit is denominated.
Any amount paid to the Agent pursuant to the preceding paragraph shall be held by the Agent in interest bearing cash collateral accounts (with interest payable for the account of the Borrower at the rates and in accordance with the then prevailing practices of the Agent for accounts of such type) as continuing security for the relevant Obligations and shall, prior to an Event of Default be applied by the Agent against the relevant Obligations for, or (at the option of the Agent) be applied in payment of, such Letter of Credit if payment is required thereunder; after an Event of Default the Agent shall apply such amounts, firstly, against any Obligations in respect of the relevant Letter of Credit, and, after satisfaction of such Obligations or expiry of such Letter of Credit, against any other Obligations as it sees fit or as is directed by the relevant Lenders.
The Agent shall release to the Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit, upon the later of:
(a)the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the Operating Lender, the relevant Fronting Lender, or Lenders, as the case may be, from paying under such Letter of Credit;
(b)the earlier of:
(i)the date on which either the original counterpart of such Letter of Credit is returned to the Operating Lender, the relevant Fronting Lender, or the Agent, as the case may be, for cancellation or the Operating Lender or the applicable Fronting Lender or the applicable Lenders, as the case may be, is or are released by the beneficiary thereof from any other obligation in respect of such Letter of Credit to the satisfaction of the Operating Lender, such Fronting Lender, or the Agent, as the case may be, acting reasonably; and
(ii)the expiry of such Letter of Credit; and
(c)if an Event of Default has occurred, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facilities.
(6)No Consequential Damages
Notwithstanding any other provision of the Documents to the contrary, the Operating Lender, the Fronting Lenders, the Agent and the Lenders shall not be liable to the Borrower for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by any of them under or in respect of any Letter of Credit.
(7)Uniform Customs and Practice
The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the “Uniform Customs for Letters of Credit”) shall in all respects apply to each Letter of Credit that is a letter of credit unless expressly provided to the contrary therein and shall be deemed for such purpose to be part of this Agreement as if fully incorporated herein. The Uniform Rules for Demand Guarantees as most recently published by the International Chamber of Commerce (the “Uniform Customs for Letters of Guarantee”) shall in all respects apply to each Letter of Credit that is a letter of guarantee unless expressly provided to the contrary therein and shall be deemed for such purpose to be a part of this Agreement as if fully incorporated herein. In the event of any conflict or inconsistency between such uniform customs and the governing law of this Agreement, the Uniform Customs for Letters of Credit or Uniform Customs for Letters of Guarantee, as applicable, shall, to the extent permitted by applicable law, prevail to the extent necessary to remove the conflict or inconsistency.
12.Certain Information and Notices to the Agent with Respect to Letters of Credit
(1)Each Fronting Lender (other than the Fronting Lender which is the Agent) shall forthwith advise the Agent of any payment under, or cancellation of (whether full or partial), any Letter of Credit issued by such Fronting Lender pursuant hereto.
(2)For certainty, all Rollover Notices requesting a Rollover of a Letter of Credit shall also be delivered to the Agent (rather than only to a Fronting Lender, or an Operating Lender, as the case may be), and, in addition to the other provisions hereof applicable to such a Rollover, no Rollover of a Letter of Credit shall be made unless a Rollover Notice is given to the Agent in accordance with Section 2.6(1)(d).
13.Existing Letters of Credit
From and after the Effective Date, all of the Existing Letters of Credit (including for certainty the BEUSA Letter of Credit (as defined in Schedule L) that was originally issued for the account of Baytex Energy USA, Inc. under the Prior Credit Agreement) shall be, and shall be deemed to be, Letters of Credit issued hereunder for the account of the Borrower by the Operating Lender under the Operating Facility. For certainty, but without limiting the foregoing, the Borrower shall pay the fees and other amounts contemplated by Section 6.10 in respect of the Existing Letters of Credit.
Article 7
PLACE AND APPLICATION OF PAYMENTS
1.Place of Payment of Principal, Interest and Fees; Payments to Agent
All payments of principal, interest, fees and other amounts to be made by the Borrower to the Agent, the Fronting Lenders and the Lenders pursuant to this Agreement shall be made without set-off, counterclaim, deduction or reduction of any nature or kind whatsoever (for, as applicable, the account of the Lenders, the applicable Fronting Lender, the Operating Lender or its own account) in the currency in which the relevant Loan is outstanding for value by 12:00 noon (Calgary time) on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the relevant Agent’s Account or the Operating Lender’s Account, as the case may be, or at such other place as the Borrower and the Agent or the Operating Lender may from time to time agree. Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by the Borrower under the Syndicated Facility for the account of any of the Lenders shall, insofar as the Borrower’s obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and the Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.
2.Designated Accounts of the Lenders
All payments of principal, interest, fees or other amounts to be made by the Agent to the applicable Lenders pursuant to this Agreement shall be made for value on the day required hereunder,

provided the Agent receives funds from the Borrower for value on such day, and if such funds are not so received from the Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each Lender designated by such Lender to the Agent for such purpose or to such other place or account as the relevant Lenders may from time to time notify the Agent.
3.Funds
Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta, Toronto, Ontario and New York, New York in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made (for certainty, each such amount advanced, disbursed or paid, as the case may be, in immediately available funds to the extent possible in the relevant jurisdiction).
4.Application of Payments
Except as otherwise agreed in writing by all of the Lenders, if any Event of Default shall occur and be continuing, all payments made by the Borrower to the Agent and the applicable Lenders shall be applied in the following order:
(a)to amounts due hereunder as fees other than issuance fees for Letters of Credit;
(b)to amounts due hereunder as costs and expenses;
(c)to amounts due hereunder as default interest;
(d)to amounts due hereunder as interest or issuance fees for Letters of Credit; and
(e)to amounts due hereunder as principal (including reimbursement obligations in respect of Letters of Credit).
5.Payments Clear of Taxes; FATCA
(1)All payments by or on account of any obligation of the Borrower hereunder or under any other Document will be made free and clear of, and without liability for withholding or deduction for or on account of, any present and future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction, unless the withholding or deduction of such Tax is required by Applicable Law.
(2)If the Borrower is required by Applicable Law to deduct or withhold any Taxes in respect of any payment by or on account of any obligation of the Borrower hereunder or under any other Document, then (a) if such Tax is an Indemnified Tax, the sum payable shall be increased as necessary so that after making or allowing for all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 7.5(2)) the Recipient receives an amount equal to the sum it would have received had no such deductions or withholdings been required; (b) the Borrower shall make any such deductions or withholdings required to be made by it under Applicable Law; and (c) the Borrower shall timely pay the full amount required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.
(3)The Borrower shall indemnify the Agent and the Lenders, within twenty (20) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 7.5(3)) or Other Taxes payable or paid by the Agent or the Lenders and any reasonable expenses arising from or with respect to the Indemnified Taxes or Other Taxes, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability for an Indemnified Tax or an Other Tax that is delivered to the Borrower by the Lenders or by the Agent shall be prima facie evidence of such payment absent manifest error.
(4)Each Lender shall severally indemnify the Agent, within ten (10) days after demand therefor, for:
(a)any Indemnified Taxes or Other Taxes attributable to such Lender (but only to the extent the Borrower has not already indemnified the Agent for such Indemnified Taxes or Other Taxes and without limiting the obligation of the Borrower to do so); and
(b)any Excluded Taxes attributable to such Lender,
in each case, that are paid or payable by the Agent in connection with any Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Document or otherwise payable by the Agent to such Lender from any other source against any amounts due to the Agent under this Section 7.5(4).
(5)Each Lender shall use reasonable efforts to contest (to the extent contestation is reasonable) the imposition or assertion of any Indemnified Taxes or Other Taxes and, subject to Section 7.5(7), shall reimburse to the Borrower the amount of any reduction of Taxes, to the extent of amounts that have been paid by the Borrower in respect of such Taxes in accordance with this Agreement, as a result of such contestation; provided that no Lender shall have any obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests (as determined by the relevant Lender in its sole discretion, acting reasonably) in connection therewith unless it shall have received from the Borrower payment therefor or an indemnity with respect thereto, satisfactory to it.
(6)Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments hereunder or under any other Document shall, at the reasonable request of the Borrower, deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements. In addition, any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto shall within ten (10) days thereof notify the Borrower and the Agent in writing. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and/or the Agent (as applicable) in writing of its legal inability to do so. Notwithstanding anything in the contrary in this Section 7.5(6), the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.
(7)If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified pursuant to Section 7.5 (including by the payment of additional amounts pursuant to Section 7.5(2)), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under Section 7.5(3) with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 7.5(7) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 7.5(7), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 7.5(7) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Indemnified Tax or Other Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Indemnified Tax or Other Tax had never been paid. This Section 7.5(7) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
(8)Each party’s obligations under this Section 7.5 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations.
6.Set-Off
(1)In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which remains unremedied (whether or not the Loans have been accelerated hereunder), the Agent and each Lender shall have the right (and are hereby authorized by the Borrower) at any time and from time to time to combine all or any of the Borrower’s accounts with the Agent or a Lender, as the case may be, and to set-off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by the Borrower or owing by such Lender or the Agent, as the case may be, to or for the credit or account of the Borrower against and towards the satisfaction of any Obligations owing by the Borrower, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Agent and each Lender are hereby authorized to effect any necessary currency conversions at the noon spot rate of exchange announced by the Bank of Canada on the Banking Day before the day of conversion.
(2)The Agent or the applicable Lender, as the case may be, shall notify the Borrower of any such set-off from the Borrower’s accounts within a reasonable period of time thereafter, although the Agent or the Lender, as the case may be, shall not be liable to the Borrower for its failure to so notify.
7.Margin Changes; Adjustments for Margin Changes
Changes in the Applicable Pricing Rate for the Credit Facilities shall be effective (without the necessity of any notice to the Borrower) from and as of the day upon which the Borrower delivers a Compliance Certificate pursuant to Section 9.1(e)(iv) which evidences a change in the Senior Secured Debt to EBITDA Ratio that would result in a change in the level in the table set out in the definition of Applicable Pricing Rate that is applicable to the Credit Facilities; provided that, in the case of Benchmark Loans, such change will not be effective until the next Rollover or Conversion thereof after such change.
Article 8
REPRESENTATIONS AND WARRANTIES
1.Representations and Warranties
The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:
(a)Existence and Good Standing
The Borrower and each of its Subsidiaries is a corporation validly existing and in good standing under the laws of its jurisdiction of formation or is a partnership or trust validly existing under the laws of its jurisdiction of formation; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration (except for jurisdictions where the failure to be so registered or qualified would not have a Material Adverse Effect), and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.
(b)Authority
The Borrower and each of its Subsidiaries has full power, legal right and authority to enter into the Documents to which it is a party and do all such acts and things as are required by such Documents to be done, observed or performed, in accordance with the terms thereof.
(c)Valid Authorization and Execution
The Borrower and each of its Subsidiaries has taken all necessary corporate, partnership and other action (as applicable) of its directors, shareholders, partners, trustees and other Persons (as applicable) to authorize the execution, delivery and performance of the Documents to which it is a party and to observe and perform the provisions thereof in accordance with the terms therein contained.
(d)Non-Conflict; Enforceability of Documents; Validity of Security
(i)None of the authorization, execution or delivery of this Agreement or performance of any obligation pursuant thereto requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or contravention of (A) the Borrower’s or any of its Subsidiary’s articles, by laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (B) the provisions of any other indenture, instrument, undertaking or other agreement to which the Borrower or any of its Subsidiaries is a party or by which they or their properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.
(ii)The Documents when executed and delivered will constitute valid and legally binding obligations of the Borrower and each of its Subsidiaries which is a party thereto enforceable against each such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.
(iii)The Security which has been executed and delivered by each Loan Party creates a valid Security Interest in the assets of such Loan Party in favour of the Agent (for the benefit of the Secured Parties).
(e)Ownership of Property
Subject to Permitted Encumbrances, the Borrower and each of its Subsidiaries has good and marketable title to its P&NG Rights and P&NG Leases and to its other material property, except to the extent that failure to have such title would not have or would not reasonably be expected to have a Material Adverse Effect.
(f)Encumbrances
Neither the Borrower nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any

Person may have or be entitled to any Security Interest on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.
(g)No Material Adverse Effect
No event, circumstance or condition has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect, except to the extent the Borrower has previously advised the Agent in writing of the same, including the particulars of such event, circumstance or condition.
(h)No Omissions
The Borrower has made available to the Agent and the Lenders all material information necessary to make any representations, warranties and statements contained in this Agreement not misleading in any material respect in light of the circumstances in which they are given.
(i)No Default
No Default or Event of Default has occurred and is continuing.
(j)Financial Condition
(i)The audited and unaudited consolidated financial statements of the Borrower delivered to the Lenders and the Agent pursuant hereto present fairly, in all material respects, the consolidated financial condition of the Borrower as at the date thereof and the results of the consolidated operations thereof for the fiscal year or fiscal quarter (as applicable) then ending, all in accordance with GAAP consistently applied.
(ii)Except as has been disclosed to the Agent by written notice in accordance with the provisions of this Agreement, no filing is imminent of a report of a material change as required to be filed by the Borrower or any Subsidiary with any securities commission or exchange or with any Governmental Authority having jurisdiction over the issuance and sale of securities of the Borrower or any Subsidiary and which material change would have or would reasonably be expected to have a Material Adverse Effect.
(k)Information Provided
All information, materials and documents, including all cash flow projections, economic models, engineering data, capital and operating budgets and other information and data:
(i)prepared and provided to the Agent by the Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation, and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof; and
(ii)to the extent prepared by Persons other than the Borrower or any of its Subsidiaries and provided to the Agent by or on behalf of the Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, to the best of the knowledge of the Borrower, after due inquiry, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof.

(l)Absence of Litigation
Except as has been disclosed to the Agent by written notice in accordance with the provisions of this Agreement, there are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries, their respective property or any of their respective undertakings and assets, at law, in equity or before any arbitrator or before or by any Governmental Authority having jurisdiction in the premises in respect of which there is a reasonable possibility of a determination adverse to the Borrower or any of its Subsidiaries and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.
(m)Compliance with Applicable Laws, Court Orders and Agreements
The Borrower and each of its Subsidiaries and their respective property, businesses and operations are in compliance with all Applicable Laws (including all applicable Environmental Laws), all applicable directives, judgments, decrees, injunctions and orders rendered by any Governmental Authority or court of competent jurisdiction, its articles, by laws and other constating documents and all other agreements or instruments to which it is a party or by which its property or assets are bound, and any employee benefit plans, except to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect.
(n)Required Permits in Effect
All Required Permits are in full force and effect, except to the extent that the failure to have or maintain the same in full force and effect would not, when taken in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
(o)Remittances Up to Date
All of the material remittances required to be made by the Borrower and each of its Subsidiaries to Governmental Authorities have been made, are currently up to date and there are no outstanding arrears, other than those which are being contested by Permitted Contest.
(p)Environmental
(i)To the best of the knowledge and belief of the Borrower, after due inquiry, the Borrower, its Subsidiaries and their respective properties, assets and undertakings taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except, in each case, to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect; further, the Borrower does not know, and has no reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance have or would reasonably be expected to have a Material Adverse Effect.
(ii)The Borrower and its Subsidiaries have not received written notice and, except as previously disclosed to the Agent in writing, have no knowledge after due inquiry, of any facts which could give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has or would reasonably be expected to have a Material Adverse Effect and have not received any notice that the Borrower or any of its Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.
(q)Taxes
The Borrower and each of its Subsidiaries has duly filed on a timely basis all material tax returns required to be filed and have paid all material Taxes which are due and payable, and have paid all material assessments and reassessments, and all other material Taxes, governmental royalties, penalties, interest and fines claimed against them, other than those which are being contested by them by Permitted Contest; they have made adequate provision for, and all required instalment payments have been made in respect of, Taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return by them or the payment of any Taxes; there are no actions or proceedings being taken by any taxation authority in any jurisdictions where the Borrower or any of its Subsidiaries carries on business to enforce the payment of any Taxes by them other than those which are being contested by them by Permitted Contest.
(r)Subsidiaries; Collateral
(i)As of the date hereof, set forth on Schedule I annexed hereto is a complete and accurate list of (A) each Subsidiary of the Borrower, (B) the jurisdiction of formation of the Borrower and each of its Subsidiaries, (C) whether each such Subsidiary of the Borrower is a Material Subsidiary; and (D) the jurisdiction of material real or tangible personal property of each Loan Party.
(ii)As of the date hereof, no investment property (as defined in the Personal Property Security Act (Alberta)) of any Loan Party is in the possession or control of any person asserting a claim thereto or Lien therein.
(iii)Subject to Sections 10.1(1), all Material Subsidiaries of the Borrower are Wholly-Owned Subsidiaries which have provided Security for the Credit Facilities in accordance with the Documents.
(s)Anti-Terrorism Laws; Anti-Money Laundering Laws
(i)No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any Person (including any Lender and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority.
(ii)None of the Borrower nor any of its Subsidiaries (A) is, or will become, a Sanctioned Person or (B) engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.
(iii)The Borrower and each of its Subsidiaries is in compliance in all material respects with any laws relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq.; the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act); Laundering of Monetary Instruments, 18 U.S.C. section 1956; Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957; the Financial Recordkeeping and Reporting of Currency and

Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.); and any similar laws or regulations currently in force or hereafter enacted.
(iv)The Borrower and its Subsidiaries, to the Borrower’s knowledge, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any anti-corruption, anti-terrorism, or anti-money laundering laws in which there is a reasonable possibility of an adverse decision which would reasonably be expected to have a Material Adverse Effect or affect the legality, validity or enforceability of the Documents, and no such investigation, inquiry or proceeding is pending or, to the knowledge of the Borrower, has been threatened.
(v)Each of the Borrower and its Subsidiaries has conducted its business in compliance in all material respects with all applicable anti-corruption laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the UK Bribery Act and the FCPA. No part of the proceeds of any Drawdown or any drawings under any Letter of Credit has been used or will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA, the UK Bribery Act, or any similar law or regulation to which the Borrower, any Subsidiary, any Lender or the Agent is subject, in all cases, to the extent that such laws apply to the Borrower, any Subsidiary, any Lender or the Agent.
2.Deemed Repetition
(1)On the date of delivery by the Borrower of a Drawdown Notice to the Agent, and again on the date of any Drawdown made by the Borrower pursuant thereto (including, for clarity, the Drawdown(s) made on the Effective Date; provided that, for clarity, any inaccuracy of any such representations and warranties shall not be a condition precedent to the making of any Drawdown(s) on the Effective Date):
(a)except those representations and warranties which the Borrower has notified the Agent in writing cannot be repeated for such Drawdown and in respect of which the Lenders have waived in writing (with or without terms or conditions) the application of the condition precedent in Section 3.2(b) for such Drawdown, each of the representations and warranties of the Borrower contained in Section 8.1 shall be deemed to be repeated; and
(b)the Borrower shall be deemed to have represented to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Drawdown.
(2)On the date of delivery by the Borrower of a Conversion Notice or Rollover Notice to the Agent, and again on the date of any Conversion or Rollover (except in respect of a deemed or mandatory Conversion contemplated by the last paragraph of Sections 6.8, 11.3, 12.1 and 12.2), the Borrower shall be deemed to have represented and warranted to the Agent and the Lenders that no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Conversion or Rollover, as the case may be.
3.Effective Time of Repetition
All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof or as at another date.

4.Nature of Representations and Warranties
The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until this Agreement has been terminated.
Article 9
GENERAL COVENANTS
1.Affirmative Covenants
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:
(a)Punctual Payment and Performance
The Borrower shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by the it hereunder in the manner specified hereunder and the Borrower shall, and shall cause each Material Subsidiary to, as applicable, perform and observe all of its obligations under this Agreement and under any other Document to which it is a party.
(b)Books and Records
The Borrower shall, and shall cause each Subsidiary to, keep proper books of record and account in which complete and correct entries will be made of its transactions in accordance with GAAP.
(c)Maintenance and Operation
The Borrower shall, and shall cause each Subsidiary to, do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with sound, diligent and prudent industry practice and Applicable Laws except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect, and at all times cause the same to be owned, operated, maintained and used in compliance with all terms of any applicable insurance policy.
(d)Compliance with Legislation Generally; Required Permits
Except as otherwise permitted by Sections 9.2(c) and 9.2(j), the Borrower shall, and shall cause each Subsidiary to, preserve and maintain its corporate, partnership or trust existence (as the case may be) as a corporation, partnership or trust existing under the laws of the jurisdiction of its formation. The Borrower shall do or cause to be done, and shall cause each Subsidiary to do or cause to be done, all acts necessary or desirable to comply with all Applicable Laws and all agreements or instruments to which it is a party or by which its property or assets are bound, except where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to maintain and keep in full force and effect all Required Permits and all other franchises, licences, rights, privileges, permits and Governmental Authorizations necessary to enable the Borrower and each of its Subsidiaries to operate and conduct its respective businesses in accordance with prudent industry practice, except to the extent that the failure to maintain and keep in full force and effect any of the same does not and would not reasonably be expected to have a Material Adverse Effect.
(e)Budgets, Financial Statements, Engineering Reports and Other Information
The Borrower shall deliver to the Agent with sufficient copies for each of the Lenders:
(i)Annual Capital and Operating Budgets - as soon as available and, in any event, within 120 days after the end of each of its fiscal years, its annual consolidated capital budget and operating budget for the next fiscal year (approved by its board of directors);
(ii)Annual Financials - as soon as available and, in any event, within 120 days after the end of each of its fiscal years, the Borrower’s audited annual financial statements on a consolidated basis, consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such year, together with the notes thereto prepared in accordance with GAAP consistently applied, together with a report of the Borrower’s auditors thereon;
(iii)Quarterly Financials - as soon as available and, in any event within 60 days after the end of each of its first, second and third fiscal quarters, the Borrower’s unaudited quarterly financial statements on a consolidated basis, in each case consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such period all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year, all prepared in accordance with GAAP consistently applied;
(iv)Compliance Certificate - concurrently with furnishing the financial statements pursuant to Sections 9.1(e)(ii) and 9.1(e)(iii), a Compliance Certificate signed by any one of the president, chief financial officer, vice president finance or treasurer of the Borrower and stating that, inter alia, the representations and warranties in Section 8.1 are true and accurate in all respects (or, if applicable, specifying those that are not), that the Borrower and its Subsidiaries are not in default under the terms and conditions of this Agreement and the other Documents and that no Default or Event of Default has occurred and is continuing (or, if applicable, specifying those defaults or events notified in accordance with Section 9.1(h) below);
(v)Financial Instruments - concurrently with furnishing the financial statements pursuant to Sections 9.1(e)(ii) and 9.1(e)(iii), a report on the status of all outstanding Financial Instruments, such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;
(vi)Annual Independent Engineering Report - within 90 days after the end of each of the Borrower’s fiscal years, an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer; and
(vii)Other - at the request of the Agent, such other information, reports, engineering data, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of the Borrower or its Subsidiaries as the Agent may reasonably request.
(f)Rights of Inspection
At any reasonable time and from time to time upon reasonable prior notice, the Borrower shall permit, and shall cause its Subsidiaries to permit, the Agent or any representative thereof (at the expense of the Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent) to (i) examine and make copies of and abstracts from the records and books of account of the Borrower or any of its Subsidiaries, (ii) visit and inspect the premises and properties of the Borrower or any of its

Subsidiaries (in each case at the risk of the Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with Applicable Laws (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction)) or the Borrower’s or any such Subsidiary’s health and safety requirements, as advised to such inspecting party, and (iii) discuss the affairs, operations, finances and accounts of the Borrower or any of its Subsidiary with any of the officers of the Borrower or any of its Subsidiaries.
(g)Notice of Material Litigation
The Borrower shall promptly give written notice to the Agent of any litigation, proceeding or dispute affecting the Borrower or any of its Subsidiaries in respect of a demand or claim in respect of which there is a reasonable possibility of an adverse determination and which if adversely determined would reasonably be expected either to result in a liability, obligation or judgment in excess of Cdn.$20,000,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) or to have a Material Adverse Effect, and shall from time to time furnish to the Agent all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute.
(h)Notice of Default or Event of Default
The Borrower shall, as soon as reasonably practicable, promptly deliver to the Agent, upon becoming aware of the occurrence of a Default or an Event of Default, an Officer’s Certificate describing in detail such Default or such Event of Default and specifying the steps, if any, being taken to cure or remedy the same.
(i)Notice of Material Adverse Effect
The Borrower shall, as soon as reasonably practicable, promptly notify the Agent of any event, circumstance or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.
(j)Notice of New Subsidiaries
The Borrower shall promptly give written notice to the Agent of the acquisition, creation or existence of each new Subsidiary after the date hereof (excluding any Subsidiary with no material assets or liabilities).
(k)Securities Disclosure
The Borrower shall, and shall cause its Subsidiaries to, promptly furnish to the Agent copies of all reports, material change reports, notices and other non-confidential information that the Borrower is required by applicable law or stock exchange requirements to file with any securities commission or stock exchange, furnish to its shareholders or publicly disclose (whether by way by advertisement or otherwise), except for insider reports and other filings which are of an administrative nature and do not contain any material information with respect to the business, affairs or financial condition of the Borrower and its Subsidiaries. The Borrower shall be deemed to have satisfied its obligations under this Section (k) if and to the extent any of the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.ca and the Borrower shall have notified the Agent of such filing.

(l)Payment of Royalties, Taxes, Withholdings, etc.
The Borrower shall, and shall cause each of Subsidiary to, from time to time pay or cause to be paid all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Borrower or any of its Subsidiaries or any of the assets of the Borrower or any of its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by the Borrower or any of its Subsidiaries by a Permitted Contest.
(m)Payment of Preferred Claims
The Borrower shall, and shall cause each Subsidiary to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers’ compensation obligations, government royalties or pension fund obligations and any other amount which may result in Security Interest or similar encumbrance against the assets of the Borrower or any such Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Borrower or its Subsidiaries by a Permitted Contest.
(n)Environmental Covenants
(i)Without limiting the generality of Section 9.1(d) above, the Borrower shall, and shall cause each Subsidiary and any other party acting under their direction to, conduct their business and operations so as to comply at all times with all Environmental Laws if the consequence of a failure to comply, either alone or in conjunction with any other such non-compliances, would have or would reasonably be expected to have a Material Adverse Effect.
(ii)If the Borrower or any of its Subsidiaries shall:
(A)receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or would reasonably be expected to have a Material Adverse Effect;
(B)receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation would reasonably be expected to have a Material Adverse Effect; or
(C)receive any notice requiring the Borrower or any Subsidiary, as the case may be, to take any action in connection with the release of Hazardous Materials into the environment or alleging that the Borrower or such Subsidiary may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, and if such action or liability has or would reasonably be expected to have a Material Adverse Effect, the Borrower shall promptly provide the Agent with a copy of such notice and shall furnish, or cause to be furnished, to the Agent from time to time all reasonable information requested by the Agent relating to the same.

(o)Use of Loans
The Borrower shall use all Loans and the proceeds thereof solely for the purposes set forth in Section 2.3 hereof.
(p)Required Insurance
The Borrower shall, and shall cause each Subsidiary to, maintain, in full force and effect with financially sound and reputable insurers, insurance with respect to their respective properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as the Borrower and its Subsidiaries.
(q)Compliance With P&NG Leases
The Borrower shall, and shall cause each Subsidiary to, comply in all material respects with the P&NG Leases relating to P&NG Rights, taken as a whole, and if a notice of termination or default in respect of any such P&NG Lease is given to the Borrower or any of its Subsidiaries by any other party thereto, the Borrower shall forthwith provide a copy of such notice to the Agent and shall advise the Agent as to what steps and actions the Borrower and its Subsidiaries are taking to remedy the default in question and/or to avoid the termination of such P&NG Lease.
(r)Anti-Terrorism Laws; Anti-Money Laundering Laws; Anti-Corruption Laws Representations Continue to be True
The Borrower shall, and shall cause each Subsidiary to, conduct its respective business operations such that the representations and warranties in Section 8.1(s) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).
(s)Notices in Respect of Second Lien Debt
The Borrower shall provide to the Agent:
(i)as soon as reasonably practicable, and in any event not less than ten (10) Banking Days prior written notice of the Borrower’s intention to create, incur or issue any Second Lien Debt, together with an Officer’s Certificate attaching a true and complete copy of any Second Lien Financing Agreement which the Borrower is intending to enter into in connection therewith;
(ii)as soon as reasonably practicable, and in any event no later than three (3) Banking Days after becoming actually aware of a default, event of default or other similar condition or event (however described) under, pursuant or relating to the Second Lien Financing Agreement, an Officer’s Certificate describing in detail such default, event of default or other similar condition or event (however described) and specifying the steps, if any, being taken to cure or remedy the same;
(iii)not less than ten (10) Banking Days’ prior written notice of any proposed material alteration, amendment, modification or supplement to, or restatement of, the Second Lien Financing Agreement or any ancillary document, instrument or agreement related thereto (or any waiver or consent to like effect), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent; and

(iv)promptly, and in any event not less than five (5) Banking Days after entering into any Second Lien Financing Agreement or any ancillary document, instrument or agreement related thereto or any agreement providing for any material alteration, amendment, modification or supplement to, or restatement of, any of the foregoing (or any waiver or consent to like effect), an Officer’s Certificate attaching a true and complete executed copy of the same.
(t)ARO Reporting
(i)The Borrower shall deliver to the Agent, within 120 days after the end of each of its fiscal years, a summary of the Borrower’s and the Material Subsidiaries’ upstream oil and gas wells, facilities and pipelines located in Canada (in substantially the form attached hereto as Schedule K), together with a summary of all letters of credit and other forms of security provided to each applicable Energy Regulator related to ARO Liabilities of the Borrower and the Material Subsidiaries (excluding any security deposits which are mandatorily required to be provided by any owner, licensee or operator of ARO Assets without regard to (A) the financial condition or creditworthiness of such Person or (B) the licensee capability or abandonment and reclamation obligations determined to be applicable to such Person by an Energy Regulator).
(ii)The Borrower shall deliver to the Agent, promptly following receipt thereof by it or any Material Subsidiary, copies of any Abandonment/Reclamation Orders (and any amendments, supplements or other modifications thereto) or other material notices or communications pursuant to any directives, rules, regulations or other orders issued by any applicable Energy Regulator relating to non-compliance by the Borrower and any Material Subsidiary with any applicable Environmental Laws, including potential or designated problem site notices, or operator insolvency notices; provided that the aggregate estimated cost of compliance with the unsatisfied obligations under all such Abandonment/Reclamation Orders or other notices or communications would reasonably be expected to exceed the Threshold Amount.
(iii)The Borrower shall deliver to the Agent, promptly following receipt thereof by the Borrower or any Material Subsidiary, a copy of any curtailment, closure or similar order or directive issued by an Energy Regulator which relates to its material property and impacts a material volume of production but excluding any such curtailment or similar order or directive which is (A) in the normal course of business (including as a result of any short term interruptions of production which are not reasonably expected to exceed 30 days) or (B) in response to any orders, or series of related orders, which are generally applicable to owners of ARO Assets and which are not directly related to any exceedance or other non-compliance event by or on behalf of the Borrower or any Material Subsidiary.
(u)Change of Name, Chief Executive Office and Jurisdiction of Formation
The Borrower shall, and shall cause each Material Subsidiary to, notify the Agent at least 15 days (or such shorter period as may be agreed may to by the Agent) in advance of any change in: (A) its name or the jurisdiction of its chief executive office, (B) its jurisdiction of incorporation, amalgamation, organization or formation, or (C) the jurisdictions in which it owns any material real or tangible personal property.

2.Negative Covenants
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:
(a)Change of Business
No Borrower shall, nor shall it permit any Subsidiary to, change in any material respect the nature of its business or operations from the types of businesses and operations carried on by it and its Subsidiaries on the date hereof.
(b)Negative Pledge
No Borrower shall, nor shall it permit any Subsidiary to, create, issue, incur, assume or permit to exist any Security Interests on any of their property, undertakings or assets other than Permitted Encumbrances.
(c)No Dissolution
Except as permitted by Section 9.2(j), no Borrower shall, nor shall it permit any Subsidiary to, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith except, in the case of Subsidiaries, where the successor thereto or transferee thereof is the Borrower or a Wholly-Owned Subsidiary.
(d)Limit on Sale of Assets
Except for Permitted Dispositions, the Borrower shall not, and shall not permit any Subsidiaries to, sell, transfer or otherwise dispose of any property or assets (i) during the continuance of a Default or Event of Default or (ii) in any calendar year, where the aggregate fair market value thereof, whether in one transaction or a series of transactions, exceeds the greater of (A) Cdn.$250,000,000 and (B) 5% of Consolidated Tangible Assets; provided that, in each case, for certainty, a sale, transfer or other disposition of property or assets to a Person at arm’s length from the Borrower and its Subsidiaries shall constitute prima facie evidence of the fair market value of such property or assets being sold, transferred or disposed of.
(e)Limitation on Non-Material Subsidiary Debt
The Borrower shall not permit any Subsidiaries which have not provided Security to incur, assume or otherwise become liable for, or permit to exist, Debt which, in the aggregate at any time, exceeds the Threshold Amount.
(f)Limit on Investment
Except for Investments in the Borrower or any Material Subsidiary which has previously granted Security to the Agent on behalf of the Lenders, the Borrower shall not, nor shall they permit any Subsidiaries to, make Investments in excess, in the aggregate in any calendar year, of the Threshold Amount in or relating to (A) P&NG Rights which are located in countries which are not members of the OECD, or (B) any Person (x) whose property, assets or undertakings are principally located in countries which are not members of the OECD or (y) whose business is other than the exploration, development and production of Petroleum Substances from P&NG Rights located in countries which are members of the OECD.

(g)Limits on Distributions
In addition to and without derogating from Section 9.2(l) in respect of any Distributions referred to in paragraph (b) of the definition thereof, the Borrower shall not make, nor shall they permit any Subsidiaries to, make any Distributions which would have or would reasonably be expected to have a Material Adverse Effect or would adversely affect or impair the ability or capacity of the Borrower or a Subsidiary to pay or fulfill any of the Secured Obligations under any Lender Financial Instruments.
Notwithstanding the foregoing or any other provision of the Documents to the contrary and in addition thereto, no Borrower shall, nor shall it permit any Subsidiary to, make any Distributions during the continuance of a Default or Event of Default.
(h)Financial Instruments
No Borrower shall enter into, transact or have outstanding, or permit any Subsidiary to enter into, transact or have outstanding, any Financial Instruments or Financial Instrument Obligations for speculative purposes or in contravention of the prevailing hedging policies of the board of directors of the Borrower.
(i)Non Arm’s Length Transactions
No Borrower shall, nor shall it permit any Subsidiary to, enter into any contract, agreement or transaction whatsoever, including, for the sale, purchase, lease or other dealing in any material property other than at a consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property except in respect of transactions between or among the Borrower and/or one or more Wholly-Owned Subsidiaries.
(j)No Merger, Amalgamation, etc.
No Borrower shall, nor shall it permit any Subsidiary to, enter into any transaction (other than any transaction where the same only involves Subsidiaries which are not Material Subsidiaries) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a “Successor”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each, a “Fundamental Transaction”), unless:
(i)in the case of the Borrower, the Successor is a corporation and incorporated under the federal laws of Canada or the laws of any province of Canada or the Successor is a partnership duly established under the laws of any province of Canada;
(ii)prior to or contemporaneously with the consummation of such Fundamental Transaction the Successor and, as applicable, each of the Borrower and its Subsidiaries shall have executed and delivered or caused to be executed and delivered to the Agent such instruments and done such things as, in the reasonable opinion of Lenders’ Counsel, are necessary or advisable to establish that upon the consummation of such Fundamental Transaction:
(A)the Successor will have assumed (by operation of law or otherwise) all the covenants and obligations of the Borrower or a Subsidiary, as applicable, under all Documents to which the Borrower or such Subsidiary, as applicable, is a party; and
(B)this Agreement and the other applicable Documents, as the case may be, will be valid and binding obligations of the Successor and each of the

Borrower and its Subsidiaries which is a party thereto, entitling the Lenders and the Agent to exercise all their rights under this Agreement and the other applicable Documents against each of them;
(iii)such Fundamental Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders and the Agent hereunder or pursuant to the other Documents;
(iv)such Fundamental Transaction shall not result in the assets of the Successor being subject to any Security Interests other than Permitted Encumbrances; and
(v)no Event of Default or Default shall have occurred and be continuing, or will occur as a result of such Fundamental Transaction, or shall exist immediately after the consummation of such Fundamental Transaction.
(k)No-Hoarding
No Borrower shall, nor shall it permit any Subsidiary to, use the proceeds of any Loan to accumulate or maintain cash or cash equivalents in one or more accounts (including, for certainty, any depository, investment or securities account) maintained by the Borrower or any of its Subsidiaries in an amount, in the aggregate, greater than Cdn. [redacted] (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency), but excluding therefrom amounts accumulated or maintained therein in the ordinary course of business, and (for certainty) the Lenders may refuse to make any requested Drawdown which the Lenders, acting reasonably, determine would result in a contravention of this Section 9.2(k).
(l)Restriction on Redemptions and Repurchases of Junior Capital
No Borrower shall, nor shall it permit any Subsidiary to, redeem, retire, defease, purchase, prepay or otherwise acquire for value any Equity, Notes and Other Unsecured Debt or Second Lien Debt unless funded or effected in compliance with one or more of the following (as applicable):
(i)in the case of Notes and Other Unsecured Debt or Second Lien Debt, from the proceeds of the issuance or incurrence of Junior Refinancing Debt, Convertible Debentures or Equity (provided that the terms of such Equity do not provide for redemption or repayment thereof other than at the option of the issuer prior to two (2) months after the then latest Maturity Date in effect);
(ii)from the proceeds of the issuance of common shares in the capital of the Borrower or subscriptions proceeds received by the Borrower from the issuance of common shares in the capital of the Borrower; or
(iii)if, after giving pro forma effect to such purchase, redemption, retirement, defeasement, prepayment or other acquisition:
(A)the Senior Secured Debt to EBITDA Ratio will not exceed 2.50:1.00; and
(B)no Material Adverse Effect, Default or Event of Default has occurred and is continuing, or would reasonably be expected to occur as a result of such purchase, redemption, retirement, defeasement, prepayment or other acquisition.
(m)Inactive ARO Acquisitions
No Borrower shall, nor shall it permit any Subsidiary to, complete any acquisition (including by way of amalgamation or other business combination other than an internal reorganization) in Canada if both (i) the amount of Undiscounted Non-Producing ARO acquired pursuant to such acquisition would exceed 50% of the total value of the consideration paid or payable to the vendor(s) under such acquisition (including, if applicable, the value of any assets transferred by the Borrower or a Subsidiary to the applicable vendor(s) in connection with such acquisition) and (ii) after giving effect to such acquisition, the aggregate amount of Undiscounted Non-Producing ARO acquired (including by way of amalgamation or other business combination other than an internal reorganization) in Canada by the Borrower and the Subsidiaries during the then current fiscal year of the Borrower (net of the aggregate amount of Undiscounted Non-Producing ARO disposed of by the Borrower and the Subsidiaries during such fiscal year) would exceed 200% of the Threshold Amount. For the purposes of this Section 9.2(m) only, the Undiscounted Non-Producing ARO will be determined in a manner which includes all Subsidiaries.
3.Financial Covenants
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:
(a)Interest Coverage Ratio
The Borrower shall not, as at each Quarter End, permit the Interest Coverage Ratio to be less than 3.50:1.00.
(b)Senior Secured Debt to EBITDA Ratio
The Borrower shall not, as at each Quarter End, permit the Senior Secured Debt to EBITDA Ratio to exceed 3.50:1.00.
(c)Total Debt to EBITDA Ratio
The Borrower shall not, as at each Quarter End, permit the Total Debt to EBITDA Ratio to exceed 4.00:1:00.
4.Most Favoured Lenders
(1)If at any time the Second Lien Financing Agreement or any other agreement related to the Second Lien Debt includes: (a) any one or more covenants or events of default that are not provided for in the Documents taking into account the different relevant circumstance between the Second Lien Financing Agreement and the Second Lien Creditors and the Documents and the Lenders, or (b) any one or more covenants or events of default that are more restrictive, taken individually or as a whole, than the same or similar covenants or events of default provided in this Agreement or the other Documents taking into account the different relevant circumstances between the Second Lien Financing Agreement and the Second Lien Creditors and the Documents and the Lenders, then: (i) such additional or more restrictive covenants or events of default shall upon notice from the Agent be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under this Agreement except pursuant to the provisions of Section 15.10, and (ii) the Borrower shall promptly, and in any event within ten (10) days after entering into any such additional or more restrictive covenants or events of default so advise the Agent in writing; provided that, if any such additional or more restrictive covenant or event of default provided to the Second Lien Creditors is eliminated, such elimination will automatically apply to this Agreement (including, for certainty, any amendments made to this Agreement to reflect any such additional or more restrictive covenant or event of default which shall be deemed to have been amended to eliminate the same). Thereafter, upon the request of the Majority of the Lenders, the Majority of the Lenders shall enter into an amendment to this Agreement evidencing the incorporation of such additional or more restrictive covenants or events of default, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in subparagraph (i) of the immediately preceding sentence.
(2)Notwithstanding Section 9.4(1), provisions of any Second Lien Financing Agreement that (a) establish any interest rate, fees or other amounts payable in respect of any Second Lien Debt, (b) provide for any make-whole payments to be paid by the Borrower in connection with an early repayment or pre-payment of any Second Lien Debt, (c) impose a limit on the amount of Debt that may be incurred under this Agreement, or (d) incorporate or include a covenant or event of default that is already contained in any agreement evidencing Notes and Other Unsecured Debt in existence on the date hereof, shall, in each case, not be subject to the requirements of the first paragraph of this Section 9.4.
5.Agent May Perform Covenants
If the Borrower fails to perform any covenants on its part herein contained, subject to any consents or notice or cure periods required by Section 11.1, the Agent may give notice to the Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform any such covenant capable of being performed by the Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make such payments or expenditure and all sums so expended shall be forthwith payable by the Borrower to the Agent on behalf of the Lenders and shall bear interest at the applicable interest rate provided in Section 5.10 for amounts due in Canadian Dollars or United States Dollars, as the case may be. No such performance, payment or expenditure by the Agent shall be deemed to relieve the Borrower of any default hereunder or under the other Documents.
Article 10
SECURITY
1.Security on all Assets
(1)Each Loan Party shall Guarantee all Secured Obligations of each of the other Loan Parties.
(2)The Secured Obligations shall be secured, equally and rateably, by first priority Security Interests on, to and against all present and future property, assets and undertaking of the Borrower and the Material Subsidiaries.
(3)The Borrower shall, and shall cause the Material Subsidiaries to, execute and deliver the following the Agent, each in form and substance satisfactory to the Agent, acting reasonably:
(a)a guarantee from each Material Subsidiary;
(b)a demand debenture initially in the amount of Cdn.$3,000,000,000 from each Loan Party;
(c)a debenture pledge agreement from each Loan Party; and
(d)such other agreements, documents or instruments as reasonably required to secure the Secured Obligations, equally and rateably, by first priority Security Interests on, to and against all present and future property, assets and undertaking of the Borrower and the Material Subsidiaries, in each case having regard to the jurisdictions where the Borrower and Material Subsidiaries carry on business.
(4)The Borrower (a) shall, as soon as reasonably practicable, give written notice to the Agent of the acquisition, creation or existence of each Material Subsidiary created or acquired after the date hereof, together with such other information as the Agent may reasonably require, and (b) shall promptly, and in any event within ten (10) Banking Days (or such longer period of time as may be agreed to by the Agent in its sole discretion) of such acquisition, creation or existence, the Borrower shall cause each new Material Subsidiary to promptly execute and deliver to the Agent the Security contemplated hereby (together with: (i) certified copies of its constating documents, by-laws and the resolutions of the board of directors (or like body) of such Material Subsidiary authorizing the Security, (ii) a certificate as to the incumbency of the officers or directors of such Material Subsidiary signing the Security and (iii) a legal opinion in form and substance satisfactory to the Agent, acting reasonably).
(5)The Borrower shall ensure that at all times, at least 90% of Consolidated Assets shall be legally, beneficially and directly owned by the Borrower and the Material Subsidiaries which have provided Security hereunder; and if at any time less than 90% of Consolidated Assets shall be legally, beneficially and directly owned by the Borrower and the Material Subsidiaries which have provided Security hereunder, the Borrower shall promptly, and in any event within ten (10) Banking Days (or such longer period of time as may be agreed to by the Agent in its sole discretion) after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant hereto to the extent required to ensure that after such designation, 90% or more of Consolidated Assets shall be legally, beneficially and directly owned by the Borrower and the Material Subsidiaries which have provided Security hereunder.
The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the foregoing covenant), be entitled to designate that either:
(a)a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or
(b)a Designated Material Subsidiary shall cease to be a Material Subsidiary, provided that, the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:
(c)a Default or an Event of Default has occurred and is continuing (unless such designation would wholly cure such Default or Event of Default);
(d)a Default or an Event of Default would result from or exist immediately after such a designation; or
(e)such Designated Material Subsidiary falls within part (a), (b) or (c) or the proviso of the definition of “Material Subsidiary”.
In order to give effect to the foregoing provisions of this Section 10.1(5), the Borrower shall cause any Subsidiary that becomes a Designated Material Subsidiary to promptly, and in any event within ten (10) Banking Days (or such longer period of time as may be agreed to by the Agent in its sole discretion) execute and deliver the Security contemplated hereby to the Agent (together with: (i) certified copies of its constating documents, by-laws and the resolutions of the board of directors (or like body) of such Designated Material Subsidiary authorizing the Security, (ii) a certificate as to the incumbency of the officers or directors of such Designated Material Subsidiary signing the Security and (iii) a legal opinion in form and substance satisfactory to the Agent, acting reasonably).
(6)Notwithstanding any other provision in this Section 10.1 to the contrary, the Borrower shall not be required to deliver, or cause to be delivered by any Material Subsidiary, any Account Control Agreements prior to the occurrence of any Fixed Charge Event.
2.Registration and Fixed Charge Security
(1)The Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Borrower (as opposed to the Agent and the Lenders or Lenders’ Counsel or another agent thereof on their behalf, in such case at the expense of the Agent and the Lenders except during the continuance of a Default or Event of Default or where requested by the Agent, acting reasonably, or where required by part (b) of

Section 10.1(3)) shall not be obligated to register the Security at any land registry offices unless and until the Agent (acting reasonably) requests such registration in writing after a Fixed Charge Event. The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.
(2)The Borrower shall, and shall cause the Material Subsidiaries to, promptly:
(a)register the Security in all applicable land titles and land registry offices (including the filing of security notices under the Mines and Minerals Act (Alberta) and similar notices, filings or registrations in other jurisdictions); and/or
(b)grant to the Agent fixed charges or fixed charge mortgage security, as applicable, (in form and substance satisfactory to the Agent, acting reasonably) against any or all of its P&NG Rights, P&NG Leases and other interests in land (including fixtures), in each case, as required by the Agent (and together with all registration materials, legal opinions and Officer’s Certificates as the Agent may require, acting reasonably), upon the occurrence of any one or more of the following (each, a “Fixed Charge Event”):
(i)an Event of Default;
(ii)the occurrence of an event, circumstance or condition which has had, or would reasonably be expected to have, a Material Adverse Effect, as determined by the Lenders, each acting reasonably; or
(iii)the Majority of the Lenders, acting in good faith, determining that any of the foregoing is necessary to preserve or protect the position of the Lenders or the priority of the Security.
3.Forms
The forms of Security shall have been or be prepared based upon the laws applicable thereto in effect at the date hereof. The Agent shall have the right to require that:
(a)any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Agent the Security Interests intended to be created thereby; and
(b)the Borrower and its Subsidiaries execute and deliver to the Agent such other and further Security as may be reasonably required to ensure the Agent holds, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of the Borrower and the Material Subsidiaries, except that in no event shall the Agent require that the foregoing be effected if the result thereof would be to grant the Agent or the Lenders greater rights than is otherwise contemplated herein or therein. Notwithstanding the foregoing, and for greater certainty, except as provided for in part (b) of Section 10.1(3) and Section 10.2(2), the Borrower and the Material Subsidiaries shall not be obligated by this Section 10.3 to provide fixed charges or mortgage liens, as applicable, on or against their respective P&NG Rights (but this sentence shall not restrict the registration, recording or filing of any other Security otherwise provided by the Borrower and the Material Subsidiaries).
4.Continuing Security
Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Agent or the Lenders. No item or part of the Security shall be merged or be deemed to have been merged in or by this

Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders or the Agent under any security, instruments or agreements held by it or at law or in equity.
5.Dealing with Security
The Agent, with the consent of all of the Lenders, may grant extensions of time or other indulgences, take and give up security (including the Security or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties and with security (including the Security and each part thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrower under this Agreement or the other Documents or under any of the Security or any other collateral security.
6.Effectiveness
The Security and the security created by any other Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.
7.Release and Discharge of Security
(1)The Borrower and the Guarantors shall not be discharged from the Security or any part thereof, other than to the extent that such Security applies to a Permitted Disposition or a sale permitted under Section 9.2(d) (in which case the Security shall cease to apply to the subject matter thereof for the benefit of the Agent and the Lenders) except by a written release and discharge signed by the Agent. If all of the Secured Obligations have been repaid, paid, satisfied and discharged, as the case may be, in full and the Credit Facilities have been fully cancelled, then the Agent shall cause it and the Lenders’ interest in the Security to be released and discharged. The Lenders hereby authorize the Agent, upon request of the Borrower or any Material Subsidiary, to, without further authorization from the Lenders, sign any and all releases, letters of no interest, or other documents or interests releasing the Security as it applies to a Permitted Disposition and any other disposition permitted by Section 9.2(d).
(2)The Lenders hereby authorize the Agent, upon the written request of the Borrower or any Material Subsidiary, to subordinate or release the Security Interests created by the Security with respect to any property or assets subject to a Permitted Encumbrance described in subparagraph (q) and (s) of the definition thereof, and in connection therewith, the Lenders hereby authorize the Agent, upon the written request of the Borrower or any Material Subsidiary, to, without further authorization from the Lenders, sign any and all releases, letters of no interest, subordination agreements or other documents releasing or subordinating the Security as it applies to such Permitted Encumbrance; provided that, notwithstanding the foregoing, but subject to Section 10.7(1) and Section 10.7(3), no Security Interests created by the Security shall be subordinated or released by the Agent on, to or with respect to any P&NG Rights or P&NG Leases
(3)The Lenders hereby authorize the Agent, upon the written request of the Borrower or any Material Subsidiary, to subordinate or release the Security Interests created by the Security with respect to any property or assets which are acquired by the Borrower or any Material Subsidiary subject to a Permitted Encumbrance described in subparagraph (l) or (t) of the definition thereof, and in connection therewith, the Lenders hereby authorize the Agent, upon the written request of the Borrower or any Material Subsidiary, to, without further authorization from the Lenders, sign any and all releases, letters of no interest, intercreditor agreements, subordination agreements or other documents releasing or subordinating the Security as it applies to such Permitted Encumbrance, in each case to the extent required by such Permitted Encumbrance.

8.Transfer of Security
If The Bank of Nova Scotia, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the “Departing Agent”), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security to the Successor Agent and the provisions of Section 10.2 shall apply, mutatis mutandis, with respect to such assignment and transfer.
9.Affiliates of Lenders
Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:
(a)such Lender is, for the purpose of securing the Lender Financial Instrument Obligations and the Cash Management Obligations owing to or in favour of its Affiliates pursuant to the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Affiliates;
(b)the Agent shall be and is hereby authorized by each such Affiliate (i) to hold the Security on behalf of such Affiliate as security for the Lender Financial Instrument Obligations and Cash Management Obligations owing to or in favour of it in accordance with the provisions of the Documents and (ii) to act in accordance with the provisions of the Documents (including on the instructions or at the direction of the Majority of the Lenders (which for certainty, shall not include any such Affiliates)) in all respects with respect to the Security; and
(c)the Lender Financial Instruments and Cash Management Obligations of any such Affiliate or the Lender Financial Instrument Obligations and Cash Management Obligations owing to or in favour of any such Affiliate shall not be included or taken into account for the purposes of Section 15.10 or (for certainty) in any determination of the Majority of the Lenders or all of the Lenders which shall be determined solely based upon the Commitments of the Lenders hereunder or the Outstanding Principal owing to the Lenders.
10.Security for Hedging and Cash Management with Former Lenders
If a Lender ceases to be a Lender under this Agreement (a “Former Lender”), all Lender Financial Instrument Obligations and Cash Management Obligations owing to such Former Lender and its Affiliates under Lender Financial Instruments and Cash Management Obligations entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Lender Financial Instrument Obligations and Cash Management Obligations were secured by the Security prior to such Lender becoming a Former Lender and, subject to the following provisions of this Section 10.10 and unless the context otherwise requires, all references herein or in any other Document to “Lender Financial Instrument Obligations” and “Cash Management Obligations” shall include such obligations to a Former Lender and its Affiliates, all references herein or in any other Document to “Lenders” shall include Former Lenders for the purposes of such obligations, all references herein or in any other Document to “Affiliates” shall include Affiliates of such Former Lenders for the purposes of such obligations and all references herein or in any other Document to “Lender Financial Instruments” and “Cash Management Documents” shall include such Financial Instruments or Cash Management Documents with a Former Lender and its Affiliates. For certainty, any (x) Financial Instrument Obligations under Financial Instruments entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender and (y) Cash Management Obligations under Cash Management Documents entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall in each case not be secured by the Security. Notwithstanding the foregoing, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a

Former Lender and its Affiliates with respect to the Security is to share, on a pari passu basis, in any proceeds of realization and enforcement of the Security.
Article 11
EVENTS OF DEFAULT AND ACCELERATION
1.Events of Default
The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:
(a)Principal Default: if the Borrower fails to pay the principal of any Loan hereunder when due and payable;
(b)Other Payment Default: if the Borrower fails to pay:
(i)any interest (including, if applicable, default interest) accrued on any Loan; or
(ii)any other amount not specifically referred to in paragraph (a) above or in this paragraph (b) payable by the Borrower hereunder;
in each case when due and payable, and such default is not remedied within three (3) Banking Days after written notice thereof is given by the Agent to the Borrower specifying such default and requiring the Borrower to remedy or cure the same;
(c)Certain Covenant Defaults: if the Borrower fails to observe or perform any covenant in Section 9.1(o), 9.2(l), 9.3 or 10.1(6);
(d)Certain Covenant Defaults (5 Day Cure Period): if the Borrower fails to observe or perform the covenant in Section 9.2(k) and the Borrower shall fail to remedy such default within a period of five (5) Banking Days after the failure by the Borrower to observe or perform the same;
(e)Breach of Other Covenants: if the Borrower or a Material Subsidiary fails to observe or perform any covenant or obligation herein or in any other Document required on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section) and, after notice has been given by the Agent to the Borrower or such Material Subsidiary specifying such default and requiring the Borrower or such Material Subsidiary to remedy or cure the same, the Borrower or such Material Subsidiary shall fail to remedy such default within a period of twenty (20) Banking Days after the giving of such notice;
(f)Incorrect Representations: if any representation or warranty made or deemed to be made by the Borrower or any Material Subsidiary herein or in any other Document shall prove to have been incorrect or misleading in any respect on and as of the date made and the facts or circumstances which make such representation or warranty incorrect or misleading are not remedied and the representation or warranty in question remains incorrect or misleading more than twenty (20) Banking Days after the Agent notifies the Borrower of the same;
(g)Involuntary Insolvency: if a decree or order of a court of competent jurisdiction is entered adjudging the Borrower or a Material Subsidiary bankrupt or insolvent under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or ordering the winding up or liquidation of its affairs;
(h)Idem: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against the Borrower or any Material Subsidiary, seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition, proposal or arrangement with creditors, a readjustment or compromise of debts, the appointment of trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, liquidator or other Person with similar powers with respect to the Borrower or any such Material Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Borrower or any such Material Subsidiary under any bankruptcy or insolvency law and:
(i)such case, proceeding or other action results in an entry of an order for such relief or any such adjudication or appointment, or
(ii)if such case, proceeding or other action is being contested by the Borrower or Material Subsidiary, as the case may be, in good faith, the same shall continue undismissed, or unstayed and in effect, for any period of ten (10) consecutive Banking Days;
(i)Voluntary Insolvency: if the Borrower or any Material Subsidiary makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, files a petition or proposal to take advantage of any act of insolvency by it, consents to or acquiesces in the appointment of a trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, liquidator or other Person with similar powers over itself or over all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition, administration, compromise, restructuring or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such assignment, proposal, relief, petition, proposal, appointment or proceeding;
(j)Dissolution: except as permitted by Section 9.2(c) or 9.2(j), if proceedings are commenced for the dissolution, liquidation or winding up of the Borrower or any Material Subsidiary unless such proceedings are being actively and diligently contested in good faith to the satisfaction of the Majority of the Lenders;
(k)Security Realization: if creditors of the Borrower or any Material Subsidiaries having a Security Interest against or in respect of the property and assets thereof, or any part thereof, realize upon or enforce any such security against such property and assets or any part thereof having an aggregate fair market value in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and such realization or enforcement shall continue in effect and not be released, discharged or stayed within the lesser of twenty (20) Banking Days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;
(l)Seizure: if property and assets of the Borrower and the Material Subsidiaries or any part thereof having an aggregate fair market value in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) are seized or otherwise attached by anyone pursuant to any legal process or other means, including distress, execution or any other step or proceeding with similar effect, and such attachment, step or other proceeding shall continue in effect and not be released, discharged or stayed within the lesser of twenty (20) Banking Days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;
(m)Judgment: if one or more final judgments, decrees or orders, after available appeals have been exhausted, shall be awarded against the Borrower or any Material Subsidiary for an aggregate amount in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and the Borrower or such Subsidiary, as applicable, has not provided security for any of such judgments, decrees or orders within twenty (20) Banking Days of such judgment, decree or order being awarded;

(n)Payment Cross Default: if the Borrower or any of the Material Subsidiaries (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt or Financial Instrument Obligations in aggregate in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency);
(o)Event Cross Default: if a default, event of default or other similar condition or event (however described) in respect of the Borrower or any of the Material Subsidiaries (or any combination thereof) occurs or exists under a Second Lien Financing Agreement or any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt or Financial Instrument Obligations (individually or collectively) in an aggregate amount in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;
(p)Second Lien Financing Agreement Cross Default: if an event of default or other similar condition or event (however described) in respect of the Borrower or any of the Material Subsidiaries (or any combination thereof) occurs or exists under a Second Lien Financing Agreement;
(q)Cease to Carry on Business: if, except as permitted by Section 9.2(c) or 9.2(j), the Borrower or any Material Subsidiary ceases to carry on business;
(r)Change of Control: if there is a Change of Control;
(s)Lender Financial Instruments: if a Financial Instrument Demand for Payment has been delivered to the Borrower or any Material Subsidiary and such Person fails to make payment thereunder within the lesser of (i) three (3) Banking Days and (ii) the time otherwise required for payment thereunder, or if a Termination Event occurs;
(t)Loss and Priority of Security: except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Security Interest against the property, assets and undertaking of the Borrower or any Guarantor as against third parties (and the same is not forthwith effectively rectified or replaced by the Borrower or such Guarantor, as applicable);
(u)Invalidity: if any of this Agreement, any Security, any other Document or any material provision of any of the foregoing shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the Borrower or Material Subsidiary) or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower or any Material Subsidiary, or the Borrower or any Material Subsidiary shall deny that it has any or any further liability or obligation thereunder, or at any time it shall be unlawful or impossible for them to perform any of their respective Obligations or Lender Financial Instrument Obligations;
(v)Convertible Debentures: if there is a default, an event of default or other similar circumstance under the Convertible Debentures or any indenture relating thereto and any applicable grace period has expired such that the holders thereof have accelerated repayment or are entitled to accelerate repayment of such Convertible Debentures; or
(w)Abandonment and Reclamation Orders: if (i) the Borrower or any Material Subsidiary becomes subject to any Abandonment/Reclamation Orders, (ii) the aggregate estimated cost of compliance with unsatisfied obligations pursuant to all such Abandonment/Reclamation Orders would reasonably be expected to exceed the Threshold Amount (provided that, for the purposes of determining any such estimated cost, the Borrower shall provide the Agent with a reasonable and factually supportable estimate of such costs within ten (10) Banking Days of its receipt of the applicable order and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender) and (iii) such Abandonment/Reclamation Orders with unsatisfied obligations with an aggregate estimated cost of compliance in excess of the Threshold Amount are not withdrawn or satisfied within the relevant timelines set out in such orders and any applicable appeal periods in respect thereof have expired.
2.Acceleration
If any Event of Default shall occur and for so long as it is continuing:
(a)the entire principal amount of all Loans then outstanding from the Borrower and all accrued and unpaid interest thereon;
(b)an amount equal to the maximum amount then available to be drawn under all unexpired Letters of Credit; and
(c)all other Obligations outstanding hereunder,
shall, at the option of the Agent in accordance with Section 14.11 or upon the request of a Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Borrower, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower); provided, however, that if any Event of Default shall occur and be continuing pursuant to Section 11.1(g), 11.1(h) or 11.1(i), the foregoing shall automatically become due and payable, in each case without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower). In such event and if the Borrower does not immediately pay all such amounts upon receipt of such notice, either the Lenders (in accordance with the proviso in Section 14.11) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrower or any Material Subsidiary authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrower to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.
3.Conversion on Default
Upon the occurrence of an Event of Default, the Agent on behalf of the relevant Lenders may Convert (a) a SOFR Loan owing by the Borrower to a U.S. Base Rate Loan and/or (b) a CORRA Loan owing by the Borrower to a Canadian Prime Rate Loan. Interest shall accrue on each such U.S. Base Rate Loan or Canadian Prime Rate Loan, as applicable, at the rate specified in Section 5.1 or 5.2, as applicable, with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.
4.Remedies Cumulative and Waivers
For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.
5.Termination of Lenders’ Obligations
The occurrence of a Default or Event of Default shall relieve the Lenders of all obligations to provide any further Drawdowns, Rollovers or Conversions to the Borrower hereunder; provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money or effecting any Conversion which, by the terms hereof, they are entitled to effect, or any Conversion or Rollover requested by the Borrower and acceptable to the Lenders and the Agent.
6.Acceleration of All Lender Obligations
(1)If a Lender has delivered a Financial Instrument Demand for Payment to the Borrower or a Subsidiary, then it shall promptly notify the Agent and other Lenders thereof.
(2)If an Acceleration Notice has been delivered to the Borrower, then, to the extent that it is not already the case, all Secured Obligations shall be immediately due and payable and each Lender, each Hedging Affiliate and the Agent shall (and shall be entitled to) promptly, and in any event within three (3) Banking Days of receipt of notice of the foregoing, deliver such other Demands for Payment and notices as may be necessary to ensure that all Secured Obligations are thereafter due and payable under this Agreement and the Lender Financial Instruments, as applicable.
(3)Each agreement, indenture, instrument or other document evidencing or relating to Lender Financial Instrument Obligations or Cash Management Obligations shall, notwithstanding any provision thereof to the contrary, be deemed to be hereby amended to allow and permit the Lender, the Hedging Affiliate or the Cash Manager, as the case may be, which is a party thereto to comply with the provisions of this Section 11.6.
7.Application and Sharing of Payments Following Acceleration
Except as otherwise agreed to by all of the Lenders in their sole discretion, all monies and property received by the Lenders and the Hedging Affiliates for application in respect of the Secured Obligations subsequent to the Adjustment Time and all monies received as a result of a realization upon the Security (collectively, the “Realization Proceeds”) shall be applied and distributed to the Lenders, their Hedging Affiliates and the Agent in the order and manner set forth below:
(a)firstly, distributed proportionately to the Lenders and the Agent in accordance with amounts owing to each Lender and the Agent on account of the costs and expenses of enforcement and realization upon the Security; and
(b)secondly, distributed Rateably to the Secured Parties on account of the Secured Obligations, and the balance of the Realization Proceeds, if any, shall be paid to the Borrower or otherwise as may be required by Applicable Laws.
8.Calculations as at the Adjustment Time
For the purposes of this Agreement, if:
(a)a Financial Instrument Demand for Payment has been delivered; or
(b)a Termination Event has occurred under any agreement evidencing a Lender Financial Instrument,

then any amount which is payable by the Borrower or a Subsidiary thereof under such Lender Financial Instrument in settlement of obligations arising thereunder as a result of the early termination of the Lender Financial Instrument shall be deemed to have become payable at the time of delivery of such Financial Instrument Demand for Payment or the time of occurrence of such Termination Event, as the case may be, notwithstanding that the amount payable by the Borrower or a Subsidiary thereof is to be subsequently calculated and notice thereof given to the Borrower or such Subsidiary in accordance with such Lender Financial Instrument.
9.Sharing Repayments
Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase undivided participations in the Secured Obligations and make any other adjustments which may be necessary or appropriate, in order that the Secured Obligations which remain outstanding to each Secured Party are thereafter outstanding, as adjusted pursuant to this Section, in accordance with the provisions of Section 11.7. The Borrower agrees to do, or cause to be done (whether by it or its Subsidiaries), all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section. For certainty, a Lender shall only be required to purchase participations in Lender Financial Instrument Obligations or Cash Management Obligations pursuant to this Section 11.9 to the extent money, property and Realization Proceeds have not been distributed in accordance with Section 11.7.
10.Adjustments Among Lenders Under Credit Facilities
(1)Notwithstanding anything herein or in any other Document to the contrary, if all Obligations become due and payable pursuant to Section 11.2 (an “Acceleration”):
(a)each Lender agrees that it shall, at any time or from time to time thereafter at the request of the Agent as required by any Lender, (i) purchase at par on a non-recourse basis a participation in the Loans (including Letters of Credit) owing to each other Lender under the Credit Facilities and (ii) effect such other transactions and make such other adjustments as are necessary or appropriate, in order that the aggregate Outstanding Principal owing to each of the Lenders under the Credit Facilities, as adjusted pursuant to this Section 11.10, shall be in the same proportion as each Lender’s Rateable Portion under the Credit Facilities immediately prior to the Acceleration; provided that in no event shall this readjustment result in the Outstanding Principal owing to any Lender under the Credit Facilities exceeding such Lender’s applicable Commitments; and
(b)any payment made by or on behalf of any of the Loan Parties under or pursuant to the Documents, any proceeds from the exercise of any rights and remedies of the Agent and the Lenders under the Documents and any distribution or payment received by the Agent or the Lenders with respect to the Loan Parties in the event of any bankruptcy, insolvency, winding-up, liquidation, arrangement, compromise or composition, shall be applied against the Outstanding Principal in a manner so that, to the extent possible, the Outstanding Principal owing to each of the Lenders under the Credit Facilities will be in the same proportion as each Lender’s Rateable Portion under the Credit Facilities immediately prior to the Acceleration.
(2)Each Lender shall, at any time and from time to time at the request of the Agent as required by any Lender, execute and deliver such agreements, instruments and other documents and take such other steps and actions as may be required to confirm, evidence or give effect to the foregoing.
(3)For certainty, (a) the Lenders shall be obligated to purchase participations and to effect the transactions and adjustments contemplated by this Section 11.10 and (b) the other provisions hereof shall operate and apply, in each case, irrespective of whether any condition in Article 3 is met.

Article 12
CHANGE OF CIRCUMSTANCES
1.Temporary Market Disruption
Subject to Section 12.2, if, on or prior to the first day of any Interest Period for any Benchmark Loan:
(a)the Agent determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof; or
(b)the Lenders holding Commitments which constitute at least 25% of the Total Commitment determine that for any reason in connection with any request for any Benchmark Loan, or a Conversion thereto or a Rollover thereof that the applicable Benchmark with respect to a proposed Benchmark Loan (or for any requested Interest Period thereof) does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Benchmark Loan, and such Lenders have provided notice of such determination to the Agent, then, in each case, the Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Agent to the Borrower, any obligation of the Lenders to make such Benchmark Loans, and any right of the Borrower to Rollover such Benchmark Loans, or to Convert any other Loans into such Benchmark Loans, shall be suspended (to the extent of the affected Benchmark Loans or affected Interest Periods) until the Agent (with respect to clause (b), at the instruction of Lenders holding such proportion of the Total Commitment) revokes such notice.
Upon receipt of such notice:
(i)in respect of any affected SOFR Loans, (A) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing such revocation, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to U.S. Base Rate Loans in the amount specified therein and (B) any such outstanding affected SOFR Loans will be deemed to have been Converted into the U.S. Base Rate Loans at the end of the applicable Interest Period; and
(ii)in respect of any affected CORRA Loans, (A)(1) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such CORRA Loans (to the extent of such affected CORRA Loans or affected Interest Periods), (2) in respect of Term CORRA Loans, the Borrower may elect to Convert any such request into a request for a Drawdown of, or Conversion to, Daily Compounded CORRA Loans, or, failing such revocation or election (3) the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Canadian Prime Rate Loans, in the amount specified therein, and (B)(1) in respect of Term CORRA Loans, the Borrower may elect to Convert any outstanding affected Term CORRA Loans at the end of the applicable Interest Period, into Daily Compounded CORRA Loans, and (2) otherwise, or failing such election, any outstanding CORRA Loans will be deemed to have been converted, at the end of the applicable Interest Period into Canadian Prime Rate Loans, in each case, upon any such Conversion, the Borrower shall also pay accrued interest on the amount so Converted, together with any additional amounts required pursuant to Section 12.4. Subject to Section 12.2 if the Agent determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans or Canadian Prime Rate Loans, as applicable, shall be determined by the Agent without reference to clause (c) of the definition of “U.S. Base Rate” or clause (b) of the definition of “Canadian Prime Rate” until the Agent revokes such determination.

2.Benchmark Replacement Setting
(a)Benchmark Replacement
(i)Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of any then-current Benchmark, then (A) if a Benchmark Replacement is determined in accordance with clause (a)(i) or (b)(i) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (B) if a Benchmark Replacement is determined in accordance with clause (a)(ii), (b)(ii) or (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority of the Lenders.
(ii)If the Benchmark Replacement is based upon Daily Simple SOFR, all interest payments on Benchmark Loans which bear interest with reference to such rate will be payable on a monthly basis.
(b)Conforming Changes. In connection with the use or administration of any Benchmark, or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.
(c)Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement or (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Borrower of (A) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 12.2(d) and (B) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 12.2, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 12.2.
(d)Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of any Benchmark Replacement), (i) if any then-current Benchmark is based upon a term rate (including the Term SOFR Reference Rate or the Term CORRA Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark

(including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.
(e)Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of any Benchmark Loan to be made, Converted or Rolled Over during any applicable Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have Converted any such request into a request for a Drawdown of or Conversion to the applicable Benchmark Fallback Loans and (ii) any outstanding affected Benchmark Loans will be deemed to have been Converted to the applicable Benchmark Fallback Loans, at the end of the applicable Interest Period. During any Benchmark Unavailability Period for any then-current Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of the U.S. Base Rate or the Canadian Prime Rate, as applicable, based upon such Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the U.S. Base Rate or the Canadian Prime Rate, as applicable.
(f)Definitions. For the purposes of this Section 12.2:
“Adjusted Daily Simple SOFR” means, for any day, [redacted] per annum equal to (a) Daily Simple SOFR for such day plus (b) the Daily Simple SOFR Adjustment provided that, if Adjusted Daily Simple SOFR as so determined for any day would be less than the Floor, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor for such day.
“Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then-current Benchmark:
(a)with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term SOFR Reference Rate (or any Benchmark replacing the Term SOFR Reference Rate), the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:
(i)    Adjusted Daily Simple SOFR; or
(ii)    the sum of: (A) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar-denominated syndicated credit facilities at such time and (B) the related Benchmark Replacement Adjustment; and
(b)with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term CORRA Reference Rate (or any Benchmark replacing the Term CORRA Reference Rate) the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:
(i)    Adjusted Daily Compounded CORRA; or

(ii)    the sum of: (A) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (B) the related Benchmark Replacement Adjustment
(c)with respect to obligations, interest fees, commissions or other amounts calculated with respect to CORRA (or any Benchmark replacing CORRA), the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment, provided that, if the Benchmark Replacement as so determined above for any day would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for such day.
“Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar or Canadian Dollar denominated syndicated credit facilities (as applicable) at such time.
“Benchmark Replacement Date” means a date and time determined by the Agent, which date shall be no later than the earlier to occur of the following events with respect to any then-current Benchmark:
(a)in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or
(b)in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-

representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.
For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to any then-current Benchmark:
(a)a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);
(b)a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or
(c)a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.
For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, in respect of any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred in respect of such Benchmark if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Document in accordance with Section 12.2 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Document in accordance with Section 12.2.
“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably, and in consultation with the Borrower.
“Daily Simple SOFR Adjustment” means, with respect to Daily Simple SOFR, 0.10% (10 basis points) per annum.
“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.
3.Change in Law
(1)Subject to Sections 12.3(2) and 12.3(3), if the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent or its Lending Office with any request or direction (whether or not having the force of law) of any such court, Governmental Authority or other entity in each case after the date hereof:
(a)subjects such Lender or its Lender Parent or its Lending Office to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Indemnified Taxes), or changes the basis of taxation of payments due to such Lender, or increases any Excluded Taxes on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;
(b)imposes, modifies or deems applicable any reserve, liquidity, special deposit, insurance charges, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender or its Lender Parent or its Lending Office, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit accepted by such Lender;
(c)imposes on such Lender or its Lender Parent or its Lending Office or requires there to be maintained by such Lender or its Lender Parent or its Lending Office any capital adequacy or additional capital requirements (including a requirement which affects such Lender’s or its Lender Parent’s or its Lending Office’s allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or
(d)directly or indirectly affects the cost or imposes any expense to such Lender or its Lender Parent or its Lending Office of making available, funding or maintaining any Loan (other than Taxes imposed on or measured by such Lender’s or its Lender Parent’s overall net income or overall capital) or otherwise imposes on such Lender or its Lender Parent any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;

and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:
(e)to increase the cost to such Lender or its Lender Parent or its Lending Office of performing its obligations hereunder with respect to any Loan (including participating in, issuing, or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit));
(f)to reduce any amount received or receivable by such Lender or its Lender Parent or its Lending Office hereunder or its effective return hereunder or on its capital in respect of any Loan or any Credit Facility;
(g)to reduce the standby fees payable to such Lender pursuant to Section 5.8; or
(h)to cause such Lender or its Lender Parent or its Lending Office to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or any Credit Facility;
such Lender shall determine that amount of money which shall compensate such Lender or its Lender Parent or its Lending Office for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, such Lender shall promptly so notify the Borrower and the Agent. The relevant Lender shall provide the Borrower and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The Borrower shall pay to such Lender within ten (10) Banking Days of the giving of such notice such Lender’s Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.
(2)Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all regulations, requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof ((i) and (ii), collectively, the “New Rules”) shall, in each case, be deemed to be a change in applicable law for purposes of this Section 12.3 regardless of the date enacted, adopted, issued or implemented, in each case (i) to the extent such New Rules are materially different from the Applicable Laws in effect on the date hereof and (ii) to the extent that such New Rules have general application to substantially all banks or their Affiliates which are subject to the New Rules in question.
(3)Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 12.3(1) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 90 days prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.
4.Prepayment of Portion
In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 12.2 with respect to any Loan (an “Affected Loan”), the Borrower may, upon two (2) Banking Days’ notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), either effect a Conversion in accordance with the provisions hereof (if such Conversion would reduce the applicable Additional Compensation) or prepay in full without penalty such Lender’s Rateable Portion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to the Borrower under this Agreement shall terminate.
5.Illegality
(1)If a Lender determines, in good faith, that the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent or its Lending Office with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to, or for its Lender Parent or its Lending Office to permit such Lender to, or any Lender’s Lending Office to make, fund or maintain a Loan under any Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender (including, for certainty, the Operating Lender, the Agent, each Fronting Lender, in each case in respect of a Letter of Credit) may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. If any such change shall only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated.
(2)If a Lender determines, in good faith, that any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to hold or benefit from a lien or security interest over real property pursuant to any law of the United States of America or any State thereof, such Lender may notify the Agent and disclaim any benefit of such lien or security interest to the extent of such illegality; provided that such determination or disclaimer shall not invalidate or render unenforceable such lien or security interest for the benefit of any other Lender.
(3)If, at any time, it is or becomes illegal (in the reasonable opinion of any Lender) under the laws of any jurisdiction for a Lender to make, fund or to maintain Loans or a portion of any Loan or to perform its obligations under this Agreement as a result of any illegality due to Sanctions applicable to such Lender or a Lender is advised in writing by a Sanctions Authority that penalties will be imposed by the Sanctions Authority as a result of such Lender’s participation in the Documents or any other business or financial relationship with any Loan Party, then (i) the Commitment of such Lender will be immediately cancelled and such Lender shall not thereafter be obliged to participate in the making of any Loans, and (ii) the outstanding Loans of such Lender shall become immediately due and payable.

6.Disruption Events
If an Affected Party determines (in its discretion, acting reasonably) that a Disruption Event has occurred and is continuing:
(1)(i) the Affected Party shall promptly notify the Borrower and the Agent of (A) the occurrence of such Disruption Event (including reasonable particulars thereof) and (B) the cessation of such Disruption Event (including reasonable particulars thereof) and (ii) the Agent shall promptly provide the Lenders with a copy of each such notice;
(2)if requested to do so by the Affected Party, then the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) will promptly consult with each other with a view to agreeing upon such temporary changes to the operation or administration of the Credit Facilities and this Agreement during the continuance of such Disruption Event as the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) may reasonably deem necessary in the circumstances (and which may include a temporary deferral of a payment date); provided that (i) the Agent shall not be obliged to consult with the Borrower (and, where applicable, any Lender which is the Affected Party) with respect to any such changes if, in the Agent’s reasonable opinion, it is not practicable to do so in the circumstances, (ii) the Agent may consult with any Lenders which are not Affected Parties with respect to any such changes but shall not be obliged to do so, and (iii) the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) shall have no obligation to agree to such changes;
(3)the Agent shall promptly notify the Lenders of any such changes which may be agreed upon by the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) pursuant to paragraph (b) above and such changes shall be immediately binding upon the Agent, the Borrower and all of the Lenders as an amendment to, or waiver of, the terms of the Documents notwithstanding the provisions of Section 15.10 or any other provision in this Agreement to the contrary; provided that (i) any such amendment or waiver shall cease to be in effect upon the earlier of (A) the cessation of such Disruption Event as notified by the Affected Party pursuant to clause (a)(i)(B) above and (B) the receipt by the Agent not later than five Banking Days after the Agent has provided notice of such changes to the Lenders pursuant to this clause (c), of the objection of the Majority of the Lenders in writing to such amendment or waiver and (ii) no such amendment or waiver can defer the payment date of any amount due from a Loan Party hereunder to a payment date which is after the earlier to occur of (A) the cessation of such Disruption Event and (B) five Banking Days after the original due date, unless such longer deferral has been consented to by each Lender which is owed any portion of such payment (in which case such longer deferral will apply); and
(4)the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including for negligence or any other category of liability whatsoever but excluding any claim based on the fraud or gross negligence of the Agent as finally determined by a court of competent jurisdiction) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Section 12.6.
Article 13
COSTS, EXPENSES AND INDEMNIFICATION
1.Costs and Expenses
The Borrower shall promptly upon notice from the Agent pay all reasonable out-of-pocket costs and expenses of the Lenders, the Operating Lender, the Agent and the Lead Arrangers, including travel expenses of The Bank of Nova Scotia, in connection with the Documents and the establishment and initial syndication of the Credit Facilities, including in connection with preparation, negotiation, printing, execution, delivery and administration of this Agreement and the other Documents whether or not any Drawdown has been made hereunder, and also including: (a) the reasonable fees and out-of-pocket costs and expenses of Lenders’ Counsel (on a solicitor-client full indemnity basis) with respect thereto and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents and (b) any third party service providers in respect of the Platform. Except for ordinary expenses of the Lenders, the Operating Lender and the Agent relating to the day to day administration of this Agreement, the Borrower further agrees to pay within 30 days of demand by the Agent all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders, the Operating Lender and the Agent under this Agreement and other Documents, including all reasonable out-of-pocket costs and expenses sustained by the Lenders, the Operating Lender and the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding relating thereto (whether or not an Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
2.General Indemnity
In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facilities or the Documents, including as a result of or in connection with:
(a)any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits to fund or maintain any Loan as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;
(b)the Borrower’s failure to pay any other amount, including any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);
(c)the Borrower’s repayment or prepayment of a SOFR Loan or a CORRA Loan otherwise than on the last day of its Interest Period;
(d)the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder;
(e)the failure of the Borrower to make any other payment due hereunder;
(f)any inaccuracy or incompleteness of the Borrower’s representations and warranties contained in Article 8;
(g)any failure of the Borrower to observe or fulfil its obligations under Article 9;
(h)any failure of the Borrower to observe or fulfil any other Obligation not specifically referred to above; or
(i)the occurrence of any Default or Event of Default in respect of the Borrower, provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Further, for greater certainty, the provisions of this Section 13.2 shall not govern or apply to the Lender Financial Instruments or the performance thereof by the Borrower and its Subsidiaries (as applicable), which shall be governed by the respective terms and conditions thereof. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.

3.Environmental Indemnity
The Borrower shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with any Credit Facility, whether as beneficiaries under the Documents, as successors in interest of the Borrower or any of its Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or any of its Subsidiaries) relating to the property of the Borrower or its Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or its Subsidiaries owned, operated or leased by the Borrower or its Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any Person by the Lenders or the Agent or a receiver, receiver manager or similar Person appointed hereunder or under applicable law (collectively, the “Indemnified Third Party”); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
4.Judgment Currency
(1)If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Banking Day immediately preceding:
(a)the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date; or
(b)the date on which the judgment or judicial order is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the “Judgment Conversion Date”).
(2)If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.4(1)(b), there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional amount (if any) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
(3)Any amount due from the Borrower under the provisions of Section 13.4(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.
5.Limits on Liability of Indemnified Parties
No Indemnified Party shall have any liability to the Borrower, any Subsidiary or any Person asserting claims on behalf of, or in right of, the Borrower or any Subsidiary thereof in connection with or as a result of any Credit Facility, this Agreement or any other Documents or any transaction contemplated hereby or thereby, except to the extent (and only to the extent) that any losses, claims, damages, liabilities or expenses incurred by the Borrower, such Subsidiary or other Person are determined by a final non-appealable judgment of a court of competent jurisdiction to have (a) resulted solely by reason of the gross negligence or wilful misconduct of such Indemnified Party (as determined by a final non-appealable judgment of a court of competent jurisdiction) or (b) in respect only of a Lender, resulted from the intentional failure of such Lender to advance funds under its Commitments when all conditions precedent to a Drawdown have been satisfied. In any event, and notwithstanding the foregoing or any other provision hereof or of the other Documents to the contrary, no Indemnified Party shall be liable for any special, indirect, consequential or punitive damages in connection with or as a result of any Credit Facility, this Agreement or any other Document or any transaction contemplated hereby or thereby. For certainty, the provisions of this Section 13.5 shall not govern or apply to the liabilities of the Secured Parties, as the case may be, under the Lender Financial Instruments or the Cash Management Documents, as the case may be, which shall be governed by the respective terms and conditions thereof.
Article 14
THE AGENT AND ADMINISTRATION
OF THE CREDIT FACILITY
1.Authorization and Action
(1)Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 15.10, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent’s incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred or which is contrary to this Agreement or applicable law.
(2)The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except in respect of a decision or determination where it is specifically provided in this Agreement that “all of the Lenders”, “all Lenders” or “each of the Lenders” or words to similar effect, or the Agent alone, is to be responsible for same. Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrower to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.
(3)For certainty, the Agent is authorized to execute and deliver the Security and the Second Lien Intercreditor Agreement (if any) and perform its obligations under or in respect thereof.
2.Procedure for Making Loans under the Credit Facilities
(1)The Agent shall make Loans under the Syndicated Facility available to the Borrower as required hereunder by debiting the account of the Agent to which the Lenders’ Rateable Portions of such Loans have been credited in accordance with Section 2.11 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by crediting the account of the Borrower or, at the expense of the Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by the Borrower and occasioned by the failure of such Loan to reach the designated destination.

(2)Unless the Agent has been notified by a Lender at least one (1) Banking Day prior to the Drawdown Date, Rollover Date or Conversion Date, as the case may be, requested by the Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Rateable Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender’s Rateable Portion of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan); provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Rateable Portion of the Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date, Rollover Date or Conversion Date, as the case may be; for certainty, without derogating from the operation of Section 14.14 or Section 15.2, no Lender shall be responsible for the obligations of any other Lender hereunder to make the Rateable Portion of any Loan to be made by such other Lender on the date of any Drawdown, Rollover or Conversion, as the case may be.
3.Remittance of Payments
Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 7, the Agent shall remit to each Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner applicable to the Loan in respect of which such payment is made. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.
4.Redistribution of Payment
Each Lender agrees that:
(a)if it exercises any security against or right of counter claim, set-off or banker’s lien or similar right with respect to the property of the Borrower or any Subsidiary thereof or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set-off against, a debt owed by it to the Borrower or any Subsidiary thereof, it shall apportion the amount thereof proportionately between:
(i)such Lender’s Rateable Portion of all outstanding Obligations owing by the Borrower, which amounts shall be applied in accordance with Section 14.4(b); and
(ii)amounts otherwise owed to such Lender by the Borrower and its Subsidiaries,

provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit issued or accepted by such Lender on behalf of the Borrower or a Subsidiary thereof which is secured by a Permitted Encumbrance may be applied by such Lender to such amounts owed by the Borrower or a Subsidiary thereof, as the case may be, to such Lender pursuant to such letter of credit without apportionment and (ii) these provisions do not apply to:
(A)a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance;
(B)cash collateral provided, or the exercise of rights of counterclaim, set-off or banker’s lien or similar rights, in respect of Cash Management Arrangements for the Borrower and its Subsidiaries;
(C)any reduction in amounts owing by a Lender (or its Hedging Affiliates) to the Borrower or a Subsidiary thereof upon the termination of Lender Financial Instruments entered into with the relevant Lender (or its Hedging Affiliates); or
(D)any payment to which a Lender is entitled as a result of any credit default swap, credit derivative or other form of credit protection obtained by such Lender;
(b)if, in the aforementioned circumstances, a Lender, through the exercise of a right, or the receipt of a secured claim described in Section 14.4(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), such Lender receiving such proportionately greater payment shall purchase, on a non-recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of the Borrower or any trustee, liquidator, receiver or receiver manager or Person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it. Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and
(c)if a Lender does, or is required to do, any act or thing permitted by Section 14.4(a) or 14.4(b) above, it shall promptly provide full particulars thereof to the Agent.
5.Duties and Obligations
Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such Persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction). Without limiting the generality of the foregoing, the Agent:
(a)may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;
(b)may consult with legal counsel (including receiving the opinions of Borrower’s counsel and Lenders’ Counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;
(c)shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by facsimile, electronic mail or other electronic means of communication which may generate a written record thereof) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;
(d)may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;
(e)may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any Person upon a certificate signed by or on behalf of such Person;
(f)shall not be bound to disclose to any other Person any information relating to the Borrower, any of its Subsidiaries or any other Person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other Person; and
(g)may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any Person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.
Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.
6.Prompt Notice to the Lenders
Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.
7.Agent’s and Lenders’ Authorities
With respect to its Commitments and the Drawdowns, Rollovers, Conversions and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and its Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.
8.Lender Credit Decision
It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving loans or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any of its Subsidiaries. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement. Each Lender hereby covenants and agrees that, subject to Section 14.4, it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.
9.Indemnification of Agent
The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent’s fraud, gross negligence or wilful misconduct (as determined by a final non-appealable judgment of a court of competent jurisdiction). If the Borrower subsequently repays all or a portion of such amounts to the Agent, then the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
10.Successor Agent
The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Lenders and the Borrower, and shall resign as the Agent if it becomes a Sanctioned Lender. Upon any such resignation, the Lenders shall, after soliciting the view of the Borrower, have the right to appoint another Lender as a successor agent (the “Successor Agent”) who shall be acceptable to the Borrower, acting reasonably. If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Borrower, acting reasonably. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder. The Successor Agent shall execute all such agreements, instruments and other documents as may be required by the retiring Agent (acting reasonably) for the Successor Agent to fully assume the rights and obligations under this Agreement and the other Documents.
11.Taking and Enforcement of Remedies
Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 11.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to any Document, including any Acceleration under Section 11.2 and any enforcement of the Security, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of a Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with such Lender or the Agent to the extent requested by such Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 5.9, Section 9.2(b), Section 14.4 and Section 14.14, it has not heretofore and shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.
With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies. In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

12.Reliance Upon Agent
Each of the Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.
13.No Liability of Agent
The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent’s failure to observe or perform its obligations hereunder), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder.
14.The Agent, Fronting Lenders and Defaulting Lenders
(1)Except to the extent prohibited by applicable law, each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent or a Fronting Lender, as the case may be, in its discretion, equal to all obligations of such Defaulting Lender to the Agent or such Fronting Lender, as the case may be, that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall and shall be entitled to apply the foregoing cash in accordance with Section 14.14(3), in the case of amounts owing to the Agent, or to pay the amounts owing to a Fronting Lender from the Defaulting Lender, in the case of amounts owing to such Fronting Lender pursuant hereto (including pursuant to Section 6.9).
(2)In addition to the indemnity and reimbursement obligations noted in Section 14.9, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower and without limiting the obligations of the Borrower hereunder) rateably according to their respective Rateable Portions (and in calculating the Rateable Portion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 14.9. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.
(3)The Agent shall be entitled to set-off and/or withhold from any Defaulting Lender’s Rateable Portion of all payments received from the Borrower against such Defaulting Lender’s obligations to make payments and fund Loans required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Documents. To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:
(a)first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Document;
(b)second, to the payment, on a pro rata basis, of any amounts owing by such Defaulting Lender to the Fronting Lenders hereunder;
(c)third, to the reimbursement, on a pro rata basis, of any indemnity amounts owing by such Defaulting Lender pursuant to Section 14.14(2);

(d)fourth, to repay on a pro rata basis the incremental portion of any Loans made by a Lender pursuant to Section 15.2(4) in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Loans;
(e)fifth, to cash collateralize all other obligations of such Defaulting Lender to the Agent or the Fronting Lenders owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent or the relevant Fronting Lender, each in its discretion, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower; and
(f)sixth, to fund from time to time the Defaulting Lender’s Rateable Portion of Loans, provided that any such funds in excess of such Defaulting Lender’s defaulted obligations shall be paid to the Defaulting Lender.
(4)For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including a Defaulting Lender ) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.
(5)If any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender (such Defaulting Lender’s Rateable Portion of the Outstanding Principal of such Letters of Credit is the “Defaulting Lender Exposure”), then:
(a)to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Sections 14.14(1) and 14.14(3)(e) above, such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Section 6.9 in accordance with their respective Rateable Portions (disregarding any Defaulting Lender’s Commitment) but, for each non-Defaulting Lender, only to the extent that the sum of (i) any non-Defaulting Lender’s Rateable Portion of all outstanding Loans, plus (ii) such non-Defaulting Lender’s rateable share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender’s Commitment;
(b)if the reallocation described in Section 14.14(5)(a) above cannot, or can only partially, be effected, the Borrower shall within one (1) Banking Day following notice by any Fronting Lender prepay outstanding Letters of Credit (by the provision of cash collateral in accordance with Section 2.17(2)) to the extent necessary to allow a full reallocation of the Defaulting Lender Exposure as aforesaid; and
(c)if the Rateable Portions of the non-Defaulting Lenders are reallocated pursuant to this Section 14.14(5), then the issuance fees payable to the Lenders pursuant to Section 6.10(1)shall be adjusted to give effect to such reallocations in accordance with each such non-Defaulting Lender’s Rateable Portions.
(6)So long as any Lender is a Defaulting Lender, no Fronting Lender shall be required to issue any Letters of Credit unless such Fronting Lender is satisfied that the related exposure will be 100% covered by the Commitments of non-Defaulting Lenders and/or cash collateralized in accordance with this Section 14.14, and participating interests in any such newly issued Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 14.14(5)(a) or 15.2(4), as applicable.
15.Erroneous Payments by the Agent
(1)If the Agent notifies a Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Documents (any such Lender or other recipient, a “Payment

Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding paragraph (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in United States Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 14.15(1) shall be conclusive, absent manifest error.
(2)Without limiting the immediately preceding Section 14.15(1), each Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part), in each case:
(a)(i) in the case of immediately preceding clause (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (ii) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and
(b)such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 14.15(2).
(3)Each Lender hereby authorizes the Agent to set- off, net and apply any and all amounts at any time owing to such Lender under any Document, or otherwise payable or distributable by the Agent to such Lender from any source, against any amount due to the Agent under Section 14.15(1) or under the indemnification provisions of this Agreement.
(4)In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with Section 14.15(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Commitments) under the applicable Credit Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not its Commitments) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment Agreement with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its Commitments which shall survive as to such assigning Lender and (iv) the Agent may reflect in its records its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 15.6, the Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).
(5)The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any indebtedness, liabilities and obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or any other Loan Party or (ii) the proceeds of realization from the enforcement of one or more of the Documents against or in respect of one or more of the Loan Parties; provided that, in each case, such funds were received by the Agent for the purpose of discharging such indebtedness, liabilities and obligations.
(6)To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.
(7)Each party’s obligations, agreements and waivers under this Section 14.15 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all indebtedness, liabilities and obligations of (or any portion thereof) of the Loan Parties under any Document.
(8)For purposes of this Section 14.15, each Lender:
(a)agrees it is executing and delivering this Agreement with respect to this Section 14.15 both on its own behalf and as agent for and on behalf of any Person receiving funds under the Documents on behalf of such Lender;
(b)represents, warrants, covenants and agrees that any Person receiving funds under the Documents on behalf of such Lender are bound by the provisions of this Section 14.15; and
(c)agrees that any matter or thing done or omitted to be done by such Lender or any Person receiving funds under the Documents on behalf of such Lender which are the subject of this Section 14.15 will be binding upon such Lender and such Lender hereby indemnifies and saves the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such

Lender or such Persons to comply with their obligations under and in respect of this Section 14.15.
(9)Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payment Subrogation Rights (or any equivalent equitable subrogation rights), the Borrower shall not have any liability to the Agent for any Erroneous Payment or any interest, loss, cost or damages related thereto or arising therefrom under any provision of this Agreement or any other Document or under any legal principle or theory, whether arising by law or in equity.
16.Article for Benefit of Agent and Lenders
The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 14.1, 14.2, 14.6, 14.10, 14.11, 14.12, 14.13 and this Section 14.16, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.
Article 15
GENERAL
1.Exchange and Confidentiality of Information
(1)The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Section 15.6 or 15.7 with any information concerning the Borrower and its Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.
(2)Each of the Agent and each Lender acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant to the Documents (the “Information”) and agrees to use all reasonable efforts to prevent the disclosure thereof; provided, however, that:
(a)the Agent and each Lender may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required (i) by their respective auditors or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings including proceedings initiated under or in respect of this Agreement or upon the request of its independent auditors or a Governmental Authority having jurisdiction over it;
(b)the Agent and each Lender shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable treaty, order, policy or directive having the force of law, to the extent of such requirement;
(c)the Agent and each Lender may disclose the Information to any Governmental Authority (including any self-regulatory agency or authority) having jurisdiction over it (i) upon the request thereof or (ii) where it considers such disclosure to be advisable or appropriate, acting reasonably;
(d)the Agent and each Lender may provide any Affiliate thereof with the Information to the extent reasonably required to be disclosed thereto; provided that each such Affiliate shall be under a like duty of confidentiality to that contained in this Section 15.1 and further provided that the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;
(e)the Agent and each Lender may provide Lenders’ Counsel and their other agents and professional advisors with any Information, provided that such Persons shall be under a like duty of confidentiality to that contained in this Section;

(f)the Agent and each Lender may disclose Information to any insurance or reinsurance company thereof for the purpose of maintaining insurance, to any Person providing administration and settlement services in respect of this Agreement and to any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Borrower or any Subsidiary; provided that such counterparty, insurance or reinsurance company or other Person agrees in writing to be under a like duty of confidentiality to that contained in this Section;
(g)the Agent and each Lender shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent’s or Lender’s possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received;
(h)the Agent and each Lender may disclose the Information to (i) any of their respective Affiliates and (ii) other financial institutions and other Persons in connection with the syndication by the Agent or Lenders of the Credit Facilities, the assignment by a Lender of the Credit Facilities or the granting by a Lender of a participation in the Credit Facilities, in each case, where such Affiliate or financial institution or other Person agrees to be under a like duty of confidentiality to that contained in this Section;
(i)the Agent and each Lender may disclose the Information on a confidential basis to (i) any rating agency in connection with rating the Borrower or its Subsidiaries or any Credit Facility or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to any Credit Facility;
(j)the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit; and
(k)the Agent and the Lenders may otherwise disclose all or any part of the Information with the consent of the Borrower.
2.Nature of Obligation under this Agreement; Defaulting Lenders
(1)The obligations of each Lender and of the Agent under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower and its Subsidiaries of any of their respective obligations under the Documents.
(2)Subject to and without derogating from the operation of Section 14.14 and this Section 15.2, neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.
(3)Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:
(a)the standby fees payable pursuant to Section 5.8 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;
(b)a Defaulting Lender shall not be included in determining whether, and the Commitment and the Rateable Portion of the Outstanding Principal of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority of the Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 15.10); provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders, (ii) increases the Commitment or extends the Maturity Date of such Defaulting Lender or (iii) relates to any of the matters set forth in Sections 15.10(a)(i)(A), 15.10(a)(i)(B), 15.10(a)(i)(C), 15.10(a)(i)(D), 15.10(a)(i)(K), 15.10(a)(i)(L) or 15.10(a)(i)(N) shall require the consent of such Defaulting Lender; and
(c)for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.
(4)If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then each other Lender shall fund its Rateable Portion of such affected Loan (and, in calculating such Rateable Portion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent received (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 15.2(4) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Rateable Portions of such affected Loans.
(5)If any Lender shall cease to be a Defaulting Lender or if the Borrower, the Agent, and the Fronting Lenders agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender (except in the case of a Lender that is or has a direct or indirect parent company that is subject to a proceeding under any bankruptcy law, insolvency law, or other similar law or otherwise), then, upon becoming aware of the same, the Agent shall notify the other relevant Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other relevant Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender’s Rateable Portion thereof without regard to Section 15.2(4); provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from a Defaulting Lender to a Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.
3.Notices
Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by facsimile or other electronic means of communication addressed to the respective parties as follows:
To the Borrower:
Baytex Energy Corp.
Suite 2800, Centennial Place, East Tower
520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
Attention:    Chief Financial Officer
Facsimile:    [redacted]
Email:        [redacted]

To the Agent:
The Bank of Nova Scotia, as Agent
GWO Corporate Credit Services
150 King Street West, 6th Floor
Toronto, Ontario M5H 1J9
Attention:    Senior Manager
Telephone:    [redacted]
Email:        [redacted]
with a copy, in the case of each demand, notice or communication to the Agent other than Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices, to:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Global Loan Syndications
40 Temperance Street, 6th Floor
Toronto, Ontario M5H 0B4
Attention:    Head – Agency Services
Facsimile:    [redacted]
Email:        [redacted]
To the Operating Lender:
The Bank of Nova Scotia
Business Service Center
4715 Tahoe Boulevard, 3rd Floor
Mississauga, Ontario, Canada L4W 0B4
Attention:    Corporate Support Officer
Email:        [redacted]
To each Lender: As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent)
or to such other address or facsimile number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first (1st) Banking Day following actual delivery or transmittal, as the case may be. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
4.Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
5.Benefit of the Agreement
This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lenders, the Fronting Lenders, the Agent and their respective successors and permitted assigns.
6.Assignment
(1)Any Lender may with the prior written consent of the Borrower, each applicable Fronting Lender (in the case of the Syndicated Facility only), and the Agent, which consents shall not be unreasonably withheld, assign an interest in its Commitment, its Rateable Portion of the Loans and its rights under the Documents; provided that: (a) such consent of the Borrower shall not be required during the continuance of a Default or an Event of Default; (b) such consents shall not be required in the case of assignments to another Lender (other than a Defaulting Lender) or by a Lender to an Affiliate thereof or by a Lender to an Approved Fund; (c) except during the continuance of an Event of Default, except in the case of the assignment of an entire Commitment under a Credit Facility or except with the consent of each of the Borrower, the Fronting Lenders and the Agent, such consents not to be unreasonably withheld, no Lender shall assign an interest in its Commitment under a Credit Facility if the effect of the same would be to have a Lender with a Commitment under such Credit Facility of less than Cdn.$10,000,00; (d) except in the case of an assignment by a Defaulting Lender pursuant to Section 2.21(1)(c)(v), it shall be a precondition to any such assignment that the contemplated assignee Lender shall have paid to the Agent, for the Agent’s own account, a transfer fee of Cdn. [redacted]. Subject to Section 6.9(3) and except in the case of an assignment by a Lender to an Affiliate thereof or an Approved Fund (in which case the assigning Lender shall remain liable for the obligations so assigned, unless otherwise agreed to by the Agent, the Borrower and the Fronting Lender), upon any such assignment, the assigning Lender shall have no further obligation hereunder with respect to such interest; and (e) no Sanctioned Lender (or any Person that would be a Sanctioned Lender if such Person becomes a Lender) will be entitled to take an assignment of any Commitment. Upon any such assignment, the assigning Lender, the assignee Lender, the applicable Fronting Lender (in the case of the Syndicated Facility only), the Agent and, if applicable, the Borrower, shall execute and deliver an Assignment Agreement. Except as permitted by Section 9.2(j), the Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders.
(2)Any Lender may at any time grant a Security Interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any Security Interest to secure obligations of such Lender to a U.S. Federal Reserve Bank or other central bank having jurisdiction over such Lender, and this Section shall apply to any such grant of a Security Interest and to any realization by any such secured party of any such Security Interest; provided that no such grant of a Security Interest shall release a Lender from any of its obligations hereunder or substitute any holder of such Security Interest for such Lender as a party hereto.
(3)The Agent shall, on behalf of the Borrower, maintain at its address referred to in Section 15.3 a copy of each executed Assignment Agreement delivered to it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitment of, and the principal amount of the Loans owing to, each relevant Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Fronting Lenders, the Agent and the Lenders shall treat each whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender (with respect to any entry relating to the Loans of such Lender) at any reasonable time and from time to time upon reasonable prior notice to the Agent.
7.Participations
Any Lender may, without the consent of the Borrower, grant one or more participations in its Commitment and its Rateable Portion of any one or more of the Loans to other Persons (other than a Sanctioned Lender); provided that the granting of such a participation: (a) shall be at the Lender’s own cost; (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the

Borrower hereunder or under any of the other Documents; and (c) shall not provide the participant with any right to approve the provision by such Lender of any consent, waiver or approval hereunder or require the Borrower to deal directly with such participant. No such participant shall by virtue of such participations be party to this Agreement. The Borrower also agree that each participant shall be entitled to the benefits of Section 7.5 and Section 12.2 with respect to its interest in the Commitment and the Loans outstanding from time to time as if such participant were such Lender; provided that no participant shall be entitled to receive any amount which the transferor Lender would not have been entitled to receive in such circumstances nor any greater amount pursuant to either such Section than the transferor Lender would have been entitled to receive in respect of such amount of the participation transferred by such transferor Lender to such participant had no such transfer occurred. For the purposes of this Section 15.7, each Lender from which a participant purchased the related participation shall act as agent on behalf of such participant to the extent required so that such participant shall receive the benefit of this Section 15.7. Each Lender having sold a participation under this Agreement, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a register for the recordation of the names and addresses of such participants and the rights, interests or obligations of such participants in any Loan and in any right to receive any payments hereunder.
8.Severability
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
9.Whole Agreement
This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.
10.Amendments and Waivers
(a)Except as otherwise specifically provided herein, any provision of this Agreement may be amended only if the Borrower and the Majority of the Lenders (excluding any Defaulting Lenders) so agree in writing and may be waived only if the Majority of the Lenders so agree in writing; provided that:
(i)except as otherwise specifically provided herein, any amendment, waiver or consent which:
(A)changes the amount or type of the Credit Facilities, expands the types of Loans available hereunder, decreases the notice periods for Drawdowns, Conversions, Rollovers or voluntary prepayment of Loans or changes any Lender’s Commitment;
(B)decreases the rates of or defers the dates of payment of interest, Letter of Credit fees or standby fees or decreases the amount of principal owing hereunder or defers the dates of mandatory repayments of principal owing hereunder;
(C)decreases the amount of or defers the dates of payment of other fees or other amounts payable hereunder (other than fees payable for the account of Agent or the applicable Fronting Lender, which may be increased or decreased with the written agreement of the Agent or such Fronting Lender, as the case may be);
(D)changes the definition of “Majority of the Lenders”;

(E)directly relates to any provision hereof contemplating or requiring consent, approval or agreement of “all of the Lenders”, “all Lenders” or “each of the Lenders” or similar expressions or permitting waiver of conditions or covenants or agreements by “all of the Lenders”, “all Lenders” or “each of the Lenders” or similar expressions;
(F)changes Section 11.1(a) or 11.1(b);
(G)changes this Section 15.10; provided that such change is adverse to the interests of the Agent or any Lender;
(H)changes Section 2.15, 11.7, 11.9, 11.10 or 14.4; provided that such change is adverse to the interests of the Agent or any Lender;
(I)changes Section 2.19, 2.20, 2.22 or 11.8; provided that such change is adverse to the interests of the Agent or any Lender in any material respect;
(J)increases the dollar cap on the Total Commitment in Section 2.23(3) or changes any of the criteria set forth in the proviso to Section 2.23(7)(b), (c) or (d);
(K)releases or discharges, or makes any material adverse amendment to or waiver of, or subordinates or shares the first priority ranking of, any Security, except to the extent provided for or contemplated hereunder (for certainty, the discharge or release of the collateral from the Security, as opposed to the release or material adverse amendment of the Security itself, shall only require the approval of the Majority of the Lenders);
(L)postpones in right of payment any of the Obligations;
(M)changes any of the conditions in Section 3.1; provided that such change is adverse to the interests of the Agent or any Lender in any material respect; or
(N)changes any material provision of the Second Lien Intercreditor Agreement if such change is materially adverse to the interests of the Agent or any Lender, shall require the agreement, waiver or consent of all the Lenders (as applicable) and also (in the case of an amendment) of the other parties hereto;
(ii)any amendment, waiver or consent which affects the rights and/or obligations of the Agent shall also require the agreement of the Agent thereto;
(iii)subject to Sections 15.10(a)(ii) and 15.10(a)(iv), any amendment, waiver or consent relating to any matter which (i) only affects one of the Credit Facilities (or affects more than one Credit Facility but does not affect all of the Credit Facilities) and (ii) requires the agreement or waiver of all of the Lenders, all of the Lenders shall be determined by reference to only the applicable Lenders under the affected Credit Facility or Credit Facilities; and
(iv)any amendment, waiver or consent which affects the rights and/or obligations of the Fronting Lenders or the Operating Lender shall also require the agreement of the Fronting Lenders or the Operating Lender, as the case may be, thereto; provided that an amendment, waiver or consent which only relates to the Operating Facility and/or the rights and/or obligations of the Operating Lender may be made with the consent of the Operating Lender alone (and the Borrower in the case of an amendment).

(b)Any waiver or consent by the Agent, any Fronting Lender, the Operating Lender, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing (including, for certainty, by electronic mail) and may be given subject to any conditions thought fit by the Person(s) giving that waiver or consent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.
(c)Notwithstanding anything to the contrary in this Agreement or any other Document, any provision of this Agreement or any other Document may be amended by an agreement in writing entered into by the Borrower and the Agent to (a) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrower) or (b) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Lenders in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days’ prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment.
(d)The Agent and the Borrower may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Documents or to enter into additional Documents as the Agent deems appropriate in order to implement any Benchmark Replacement or any Conforming Change or otherwise effectuate the terms of Section 12.2 in accordance with the terms thereof.
(e)If any Lender becomes a Sanctioned Lender, promptly after the request of any of the Agent, Borrower or such Sanctioned Lender, each of the Agent, the Borrower and such Sanctioned Lender shall use commercially reasonable efforts to negotiate and thereafter promptly enter into a written amending agreement to amend any provision of the Documents if and to the extent reasonably required (as determined by such Persons, acting reasonably) to ensure that all future dealings under the Documents shall be conducted in full compliance with the applicable Sanctions and, without limiting the generality of the foregoing, such amendments may include:
(i)a restructuring of the rights and obligations of such Sanctioned Lender pursuant to the Documents, including with respect to its funding obligations, payment obligations and other operational matters arising under or in connection with the Documents, to the extent necessary to comply with such applicable Sanctions;
(ii)disregarding the Commitment of such Sanctioned Lender for the purposes of determining (i) the Majority of the Lenders or (ii) each other Lender’s proportionate share of any future Drawdowns and payments; and/or
(iii)the establishment of satisfactory escrow arrangements pursuant to which any payments due to such Sanctioned Lender under the Documents may be deposited if and for so long as such applicable Sanctions prohibit any payor under the Documents from making such payments to such Sanctioned Lender;
and such amendments shall be deemed to be approved by the other Lenders and to become effective against such other Lenders on the sixth (6) Banking Day after such other Lenders have received a true and complete copy of such amendments unless prior to such date the Agent shall have received a written notice from such other Lenders representing the Majority of the Lenders (each acting reasonably) stating that such other Lenders object to any or all of such amendments; provided that (i) if only a portion of such amendments are objected to by the Majority of the Lenders, those amendments which are not objected to by the Majority of the Lenders shall be deemed to be approved by the other Lenders and to become effective against such other Lenders as aforesaid, (ii) any such amendments which do not affect any of the material rights and liabilities of such other Lenders under the Documents in any material respect may become effective among the parties to such amending agreement in accordance with the terms thereof and the continued effectiveness of such amendments among such parties shall not be affected by any objection thereto from the other Lenders and (iii) for certainty, the Borrower shall at all times be entitled to exercise all of its rights under Section 2.21 with respect to such Sanctioned Lender.
11.Further Assurances
The Borrower, the Lenders and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party. The Borrower, at its expense, shall promptly execute and deliver to the Agent, upon request by the Agent (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for the Borrower’s compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder, including to further evidence and more fully describe the property subject to the Security Interests, privileges and priorities purported to be created by the Security, or to correct any omissions in any of the Documents, or more fully to state the obligations of the Borrower as set out herein or in any of the Documents, or to perfect, protect or preserve the Security Interests created pursuant to any of the Documents or to make any registration, recording, to file any notice or to obtain any consent, all as may be necessary or appropriate in connection therewith, in the judgement of the Agent, acting reasonably.
12.Attornment
The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
13.Time of the Essence
Time shall be of the essence of this Agreement.
14.Waiver of Jury Trial
To the extent permitted by Applicable Laws, the Borrower, the Agent and the Lenders hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Documents or the actions of the Agent or any Lender in the negotiation, administration, performance or enforcement thereof.
15.Know Your Customer/Anti-Money Laundering Laws
(1)Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA) or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, “AML/KYC Legislation”), it may be required to obtain, verify and record information that identifies the Borrower and its Subsidiaries, which information includes the name and address of each such Person and such other information that will allow such Lender or the Agent, as applicable, to identify each such Person in accordance with AML/KYC Legislation (including, information regarding such Person’s directors, authorized signing officers, or other Persons in control of each such Person). The Borrower shall promptly provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence.
(2)If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Subsidiary or any authorized signatories of such Person for the purposes of applicable AML/KYC Legislation on such Lender’s behalf, then the Agent:
(a)shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a “written agreement” in such regard between such Lender and the Agent within the meaning of applicable AML/KYC Legislation; and
(b)shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.
(3)Notwithstanding anything to the contrary in this Section 15.15, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary any authorized signatories of such Person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such Person or any such authorized signatory in doing so.
16.No Fiduciary Duty
The Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this Section 15.16, the “Lenders”), may have economic interests that conflict with those of the Borrower, its shareholders and/or its Affiliates. The Borrower agrees that nothing in the Documents will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrower, its shareholders or its Affiliates, on the other hand. The Borrower acknowledges and agrees that (a) the transactions contemplated by the Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other hand, and (b) in connection therewith and with the process leading thereto, (i) no Lender has assumed an advisory or fiduciary responsibility in favour of the Borrower, its shareholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Documents and (ii) each Lender is acting solely as principal and not as the agent or fiduciary of either the Borrower, its management, shareholders, creditors or any other Person. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto.
17.Credit Agreement Governs
In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.

18.Electronic Communications
(1)Any demand, notice or communication to be made or given hereunder may be delivered or furnished by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Agent; provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular demands, notices or communications.
(2)Unless the Agent otherwise prescribes, demands, notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgement), and demands, notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address of notification that such notice or communication is available and identifying the website address therefor; provided that, if such demand, notice, email or other communication is not sent within normal business hours of the recipient, such demand, notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day.
19.Platform
(1)The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).
(2)The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the “Agent Parties”) have any liability to the Borrower or any of its Subsidiaries, any Lender or any other Person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Subsidiary’s or the Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 15.19, including through the Platform.
20.Acknowledgement and Consent to Bail-In of Affected Financial Institutions
Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and
(b)the effects of any Bail-In Action on any such liability, including, if applicable:
(i)a reduction in full or in part or cancellation of any such liability;

(ii)a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or
(iii)the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.
21.Acknowledgment Regarding Any Supported QFCs
To the extent that the Documents provide support, through a guarantee or otherwise, for any Financial Instrument or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein or the laws of any other jurisdiction):
(a)in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; and
(b)as used in this Section 15.21, the following terms have the following meanings:
(i)“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;
(ii)“Covered Entity” means any of the following:
(A)a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(B)a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(C)a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

(iii)“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and
(iv)“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).
22.Payments Set Aside
To the extent that any payment by or on behalf of the Borrower is made to the Agent, any Fronting Lender or any Lender, or the Agent, any Fronting Lender or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Agent, such Fronting Lender or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any bankruptcy law, insolvency law, or other similar law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the greater of the Federal Funds Rate from time to time in effect and a rate determined by the Agent in accordance with banking industry rules on interbank compensation.
23.Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of manually executed counterpart of this Agreement. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY CORP., as Borrower
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

AGENT: THE BANK OF NOVA SCOTIA
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

LENDERS: [redacted]
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

[redacted]
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

[redacted]
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

[redacted]
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

[redacted]
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

[redacted]
Per:	"Signed"
Name:
Title:
Per:	"Signed"
Name:
Title:

[Signature Page to Credit Agreement (Baytex)]

Schedule A
LENDERS AND COMMITMENTS
Part 1 – Syndicated Facility

Lender	Syndicated Facility Commitment
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
Total:	Cdn.$700,000,000

Part 2 – Operating Facility

Lender	Operating Facility Commitment
[redacted]	[redacted]
Total:	Cdn.$50,000,000

Part 3 – Individual Fronting Limit

Fronting Lender	Individual Fronting Limit
[redacted]	[redacted]

A-1

Schedule B
ASSIGNMENT AGREEMENT
THIS ASSIGNMENT AGREEMENT (this “Agreement”) is made as of the [●] day of [●],[●]
BETWEEN:
[●] (hereinafter referred to as the “Assignor”),
OF THE FIRST PART,
- and -
[●] (hereinafter referred to as the “Assignee”),
OF THE SECOND PART,
- and -
BAYTEX ENERGY CORP., a corporation subsisting under the laws of the Province of Alberta (hereinafter sometimes referred to as the “Borrower”),
OF THE THIRD PART,
- and -
THE BANK OF NOVA SCOTIA, a chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),
OF THE FOURTH PART,
- and -
[redacted] [and [●]] as Fronting Lender[s] (hereinafter [collectively] referred to as the “Fronting Lender[s]”),
OF THE FIFTH PART,
WHEREAS the Assignor is a Lender under the credit agreement made as of December 19, 2025 between the Borrower, the Lenders and the Agent, (as the same may be further amended, modified, supplemented or restated from time to time, the “Credit Agreement”);
AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement;
AND WHEREAS this Agreement is delivered pursuant to Section 15.6 of the Credit Agreement.
NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1.INTERPRETATION
(a)In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement. In addition, the following terms shall have the following meanings:
(i)“Assigned Commitment” has the meaning set forth in Section 2 hereof;
(ii)“Assigned Interests” has the meaning set forth in Section 2 hereof;
(iii)“Assumed Obligations” has the meaning set forth in Section 4 hereof; and
(iv)“Outstanding [SOFR Loans] [and] [CORRA Loans]” has the meaning set forth in Section 3 hereof.
(b)The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.
(c)In this Agreement:
(i)the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Agreement taken as a whole and not to any particular section, subsection or paragraph;
(ii)words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and
(iii)words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
(d)This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.
(e)If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.
2.ASSIGNMENT OF RIGHTS BY ASSIGNOR
Effective as of the date hereof, the Assignor hereby absolutely assigns and transfers to the Assignee:
(a)subject as provided in Section 3(a) hereof, [all OR [●]% of all] of the Assignor’s right, title and interest in, to and under each of the outstanding Loans and other Obligations owing by the Borrower to the Assignor under the [Syndicated Facility] OR [Operating Facility], as more particularly described in Exhibit A attached hereto; and
(b)[all OR [●]%] of the Assignor’s Commitments under the [Syndicated Facility] OR [Operating Facility], being Cdn.$[●] of the [Syndicated Facility] OR [Operating Facility] Commitment (the “Assigned Commitment”),
together with all of the Assignor’s other rights under the Credit Agreement and the other Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the “Assigned Interests”).

3.OUTSTANDING [SOFR LOANS] [AND] [CORRA LOANS]
(a)The parties hereby acknowledge that, on the date hereof, [SOFR Loans] [and] [CORRA Loans] accepted by the Assignor and each having terms to maturity ending on or after the date hereof may be outstanding (collectively, the “Outstanding [SOFR Loans] [and] [CORRA Loans]”). Notwithstanding any provision of the Credit Agreement or this Agreement, the Assignee shall have no right, title, benefit or interest in or to any Outstanding [SOFR Loans] [and] CORRA Loans]. The Assignee shall assume no liability or obligation to the Assignor in respect of such Outstanding [SOFR Loans] [and] [CORRA Loans].
(b)From time to time, as the Outstanding [SOFR Loans] [and] [CORRA Loans] mature and Rollovers and Conversions are made by the Borrower in respect thereof, the Assignee shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Assigned Commitment in its capacity as a Lender.
4.ASSUMPTION OF OBLIGATIONS BY ASSIGNEE
The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the date hereof (collectively, the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.
5.CREDIT AGREEMENT REFERENCES; NOTICES
Effective as of the date hereof:
(a)the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Documents and all references therein to “Lenders” or “a Lender” shall be deemed to include the Assignee;
(b)the [Syndicated Facility] OR [Operating Facility] Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to “[Syndicated Facility] OR [Operating Facility] Commitment” of the Assignee shall be deemed to be to the Assigned Commitment;
(c)any demand, notice or communication to be given to the Assignee in accordance with section 15.3 of the Credit Agreement shall be made or given to the following address or facsimile number (until the Assignee otherwise gives notice in accordance with such section 15.3): [●]; and Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitment contemplated hereby and to give effect to Sections 5(a), 5(b) and 5(c) hereof, as applicable.
6.THE AGENT
Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.
7.NO ENTITLEMENT TO PRIOR INTEREST OR OTHER FEES
Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Documents or any other provision of this Agreement, the

Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:
(a)the fees paid to the Assignor in respect of the establishment of the Credit Facilities;
(b)[the fees payable to the Agent pursuant to section 5.9 of the Credit Agreement;] or [Note: Section 7(b) to be inserted for any assignment by the Agent.]
(c)the Loans, the Credit Facilities or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the date hereof, including, without limitation, any standby fees pursuant to section 5.8 of the Credit Agreement.
For certainty, with respect to the Assigned Interests, the Assignor shall be solely entitled to the interest payable in respect of that portion of the Interest Period of an unmatured SOFR Loan occurring prior to the date hereof.
8.CONSENT OF BORROWER, FRONTING LENDER AND AGENT
The Borrower, the Fronting Lenders and the Agent each hereby consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement. [The Borrower, the Fronting Lenders and the Agent each agree that the Assignor shall have no further liability or obligation in respect of the Assumed Obligations.]
[NOTE: Delete the foregoing square-bracketed language in the case of an assignment to an affiliate of the Assignor or an Approved Fund, as provided in the Credit Agreement or where the Assignor is otherwise to remain liable in respect of Fronted LCs, unless the Agent, Fronting Lenders and the Borrower have agreed that such affiliate shall not remain liable.]
9.REPRESENTATIONS AND WARRANTIES
Each of the parties, other than the Borrower, hereby represents and warrants to the other parties, other than the Borrower, as follows:
(a)it is duly incorporated and validly subsisting under the laws of its governing jurisdiction;
(b)it has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Documents;
(c)the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary corporate and other action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and
(d)all Governmental Authorizations, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Documents have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing or registration with any Governmental Authority is required for such execution, delivery, observance or performance.
The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Security Interests. The Assignor also represents and warrants to the Assignee that it has not received written notice of any Default or Event of Default having occurred under the Credit Agreement which is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.
Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor, the Fronting Lenders or the Agent on any matter whatsoever, including on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.
10.ASSIGNEE CREDIT DECISION
The Assignee acknowledges to the Assignor, the Fronting Lenders and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents. The Assignee confirms with the Assignor, the Fronting Lenders and the Agent that it does not rely, and it will not hereafter rely, on the Agent, the Fronting Lenders or the Assignor:
(a)to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any of its Subsidiaries or any other Person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or
(b)to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.
The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby. The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Documents.
11.PAYMENTS
Subject as expressly provided herein, the Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the date hereof received by the Agent on or after the date hereof shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto.
12.AMENDMENTS AND WAIVERS
Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.

13.GENERAL PROVISIONS
(a)The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are reasonably required in order to fully perform and carry out the terms of this Agreement.
(b)The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
(c)This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

[●], as Assignor
Per:
Name:
Title:
Per:
Name:
Title:

[●], as Assignee
Per:
Name:
Title:
Per:
Name:
Title:

BAYTEX ENERGY CORP., as Borrower
Per:
Name:
Title:
Per:
Name:
Title:

[redacted], in its capacity as a Fronting Lender
Per:
Name:
Title:
Per:
Name:
Title:

[[●], in its capacity as a Fronting Lender]
Per:
Name:
Title:
Per:
Name:
Title:

Schedule C
COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia, in its capacity as agent of the Lenders (the “Agent”)
AND TO:	Each of the Lenders

1.Reference is made to the credit agreement made as of December 19, 2025 between Baytex Energy Corp. (the “Borrower”), The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.
2.This Compliance Certificate is delivered to the Agent pursuant to Section 9.1(e)(iv) of the Credit Agreement.
3.The undersigned, [name], [title; must be one of the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Finance or Treasurer] of the Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate and:
(a)the [unaudited OR audited] consolidated financial statements for the [fiscal quarter OR fiscal year] ending [●],[●] provided to the Agent pursuant to Section 9.1(e)[(ii) OR (iii)] of the Credit Agreement were prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position of the Borrower and its Subsidiaries as at the date thereof;
(b)the representations and warranties made by the Borrower in Section 8.1 of the Credit Agreement are true and accurate in all respects as at the date hereof, except as has heretofore been notified to the Agent by the Borrower in writing [or except as described in Schedule ____ hereto];
(c)no event, circumstance or condition has occurred or is continuing which would constitute a Default or Event of Default, except as has heretofore been notified to the Agent by the Borrower in writing in accordance with Section 9.1(h) of the Credit Agreement [or except as described in Schedule ______ hereto];
(d)as at the end of the aforementioned [fiscal quarter OR fiscal year], Consolidated Assets was Cdn.$[●], Consolidated Tangible Assets was Cdn.$[●] and 1.5% of Consolidated Tangible Assets was Cdn.$[●]; attached hereto as Exhibit A is a determination of Consolidated Assets and Consolidated Tangible Assets as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of Consolidated Assets and Consolidated Tangible Assets;
(e)as at the end of the aforementioned [fiscal quarter OR fiscal year], the Interest Coverage Ratio was [●]:1.0; attached hereto as Exhibit B is a determination of the Interest Coverage Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Interest Coverage Ratio;
(f)as at the end of the aforementioned [fiscal quarter OR fiscal year], the Senior Secured Debt to EBITDA Ratio was [●]:1.0; attached hereto as Exhibit C is a determination of the Senior Secured Debt to EBITDA Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Senior Secured Debt to EBITDA Ratio;
C-1

(g)as at the end of the aforementioned [fiscal quarter OR fiscal year], the Total Debt to EBITDA Ratio was [●]:1.0; attached hereto as Exhibit D is a determination of the Total Debt to EBITDA Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Total Debt to EBITDA Ratio;
(h)attached hereto as Exhibit F is a true and complete copy of each current ARO Assessment Report of the Borrower and the Material Subsidiaries for each Primary Jurisdiction; and
(i)[Schedule I, as updated from time to time in accordance with the Credit Agreement, is accurate as of the date of this Compliance Certificate] OR [Attached hereto is an updated Schedule I to the Credit Agreement].
I give this Compliance Certificate on behalf of the Borrower and in my capacity as the [●][insert title] of the Borrower, and no personal liability is created against or assumed by me in the giving of this Compliance Certificate.
Dated at [●], this [●] day of [●], [●].

BAYTEX ENERGY CORP.
Per:
Name:
Title:

C-2

Schedule D
CONVERSION NOTICE

TO:	[redacted], as Operating Lender
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the Syndicated Facility Lenders (the “Agent”) [Note: Insert addressees as the Operating Lender and the Agent of the Lenders in the case of a Conversion under the Operating Facility and insert the Agent as the only addressee in the case of a Conversion under the Syndicated Facility]

DATE:

This Conversion Notice is delivered to you pursuant to the terms and conditions of credit agreement made as of December 19, 2025 between Baytex Energy Corp., as Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

1.The Borrower hereby requests a Conversion as follows:

(a)Conversion Date:

(b)Conversion of the following Loans under the referenced Credit Facility:

(i)Type of Loan and the applicable Credit Facility:

(ii)Amount being converted (if only part of the maturing Loan is being converted, please indicate):

(iii)Interest Period maturity (for SOFR Loans and CORRA Loans):

INTO the following Loan under the same Credit Facility:

(iv)Type of Loan:

(v)Interest Period (specify term of SOFR Loans and CORRA Loans):

(c)Payment, delivery or issuance instructions (if any):

Yours very truly,

BAYTEX ENERGY CORP.

Per:
Name:
Title:

Per:
Name:
Title:

Schedule E
DRAWDOWN NOTICE

TO:	[redacted], as Operating Lender
AND TO:]
[redacted], in its capacity as agent of the Syndicated Facility Lenders (the “Agent”) [Note: Insert addressees as the Operating Lender and the Agent of the Lenders in the case of a Drawdown under the Operating Facility and insert the Agent as the only addressee in the case of a Drawdown under the Syndicated Facility.]

DATE:

This Drawdown Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of December 19, 2025 between Baytex Energy Corp., as Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.
1.The Borrower hereby requests a Drawdown as follows:

(a)Drawdown Date:

(b)Amount of Drawdown:

(c)Type of Loan and the applicable Credit Facility [(if a Letter of Credit is requested under the Syndicated Facility, also specify whether it is to be a Fronted LC (including applicable Fronting Lender) or a POA LC)]:

(d)Interest Period (specify term for SOFR Loans, CORRA Loans and Letters of Credit):

(e)Payment, delivery or issuance instructions (if any):

E-1

Yours very truly,

BAYTEX ENERGY CORP

Per:
Name:
Title:

E-2

Schedule F
REPAYMENT NOTICE

TO:	[redacted], as Operating Lender]
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the Syndicated Facility Lenders (the “Agent”) [Note: Insert addressees as the Operating Lender and the Agent of the Lenders in the case of a Repayment under the Operating Facility and insert the Agent as the only addressee in the case of a Repayment under the Syndicated Facility.]

DATE:

1.This Repayment Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of December 19, 2025 between Baytex Energy Corp. as Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.
2.The Borrower hereby gives notice of a repayment as follows:

(a) Date of repayment:

(b)    Loan(s) and the applicable Credit Facility [(if a Letter of Credit is being repaid under the Syndicated Facility, also specify whether it is a Fronted LC (including applicable Fronting Lender) or a POA LC)]:

(c) Interest Period maturity (specify for SOFR Loans, CORRA Loans and Letters of Credit):

(d) Amount being repaid:

Yours very truly,

BAYTEX ENERGY CORP.

Per:
Name:
Title:
F-1

CAN_DMS: \1014315809\1
F-2
54757746.3

Schedule G
ROLLOVER NOTICE

TO:	[redacted], as Operating Lender]
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the Syndicated Facility Lenders (the “Agent”) [Note: Insert addressees as the Operating Lender and the Agent of the Lenders in the case of a Rollover under the Operating Facility and insert the Agent as the only addressee in the case of a Rollover under the Syndicated Facility.]

DATE:

1.This Rollover Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of December 19, 2025 between Baytex Energy Corp. as Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Rollover Notice shall have the respective meanings set forth in the Credit Agreement.
2.The Borrower hereby requests a Rollover as follows:

(a)Rollover Date:

(b)Amount of Rollover (if only part of a Loan is being Rolled Over, please indicate):

(c)Type of Loan and the applicable Credit Facility [also specify if Loan is a Letter of Credit and, if so, whether it is a Fronted LC (including applicable Fronting Lender) or a POA LC]:

(d)New Interest Period (specify term of SOFR Loans, CORRA Loans and Letters of Credit):

(e)Payment, delivery or issuance instructions (if any):

G-1

Yours very truly,

BAYTEX ENERGY CORP.

Per:
Name:
Title:

Per:
Name:
Title:

G-2

Schedule H
FORM OF POA LC
[Letterhead of The Bank of Nova Scotia, Form for Documentary
Credits/Standby Letters of Credit]
Irrevocable Letter of Credit No.:
Date of Issue:
Expiry Date:
Place of Expiry:
Amount:

Beneficiary:	Name:	Applicant:	Name:
	Address:		Address:
	Attn:		Attn:
Fax No.:

The banks and other financial institutions named under the heading on the signature pages “ISSUING LENDERS:” (collectively, the “Issuing Lenders” and, individually, an “Issuing Lender”) hereby establish this irrevocable Letter of Credit in your favour as beneficiary for drawings up to [Canadian OR United States] Dollars _____________ in aggregate amount. This Letter of Credit is issued, presentable and payable at our office at [, Calgary, Alberta] and expires at our close of business 5:00 PM (local Calgary time) on _____________ (the “Expiry Date”). The aggregate amount available under this Letter of Credit shall be reduced immediately following the honouring of any draft drawn hereunder in an amount equal to the amount of such draft. Except when the amount of this Letter of Credit is increased, this Letter of Credit cannot be modified or revoked without your consent. The Bank of Nova Scotia, in addition to acting in its individual capacity as an Issuing Lender hereunder, is acting as an agent for the other Issuing Lenders hereunder (in such capacity, together with its successors in such capacity, the “Agent”).
Funds shall be available under this Letter of Credit upon presentation to the Agent of the original of this Letter of Credit and the following: [] [describe requirements for a drawing].
Each Issuing Lender hereby undertakes, severally according to the percentage set forth next to its signature below (such Issuing Lender’s “Applicable Percentage”) and not jointly or jointly and severally with any other Issuing Lender, that drafts drawn under and in strict compliance with the terms of this Letter of Credit will be duly honoured by paying to the Agent such Issuing Lender’s share (according to its Applicable Percentage) of the amount of such draft. The Agent hereby undertakes that any amount so received by it will be made available to you by promptly remitting the payment so received, in like funds, in accordance with your instructions.
The obligation of each Issuing Lender under this Letter of Credit is several and not joint or joint and several and shall at all times be an amount equal to such Issuing Lender’s Applicable Percentage of the aggregate undrawn amount of this Letter of Credit (and of each drawing under this Letter of Credit).

This Letter of Credit has been executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Issuing Lender. The Agent is authorized to act under this Letter of Credit as the agent of each Issuing Lender in order to:
(a)receive drafts, other demands for payment and other documents presented by you under this Letter of Credit;
(b)determine whether such drafts, demands and documents are in compliance with the terms and conditions of this Letter of Credit; and
(c)notify such Issuing Lender that a valid drawing has been made and the date that the related disbursement is to be made.
The Agent undertakes that it will promptly notify each Issuing Lender of any valid drawing under this Letter of Credit.
By your acceptance hereof, you agree that the Agent shall have no obligation or liability to honour any drawing under this Letter of Credit (subject to the liability of The Bank of Nova Scotia in its capacity as an Issuing Lender and the obligation of the Agent to remit funds paid to the Agent from an Issuing Lender, as set forth above) and that neither any Issuing Lender nor the Agent shall be responsible for the failure of any other Issuing Lender to make a payment to be made by such other Issuing Lender hereunder.
This Letter of Credit sets forth in full the terms of our and each Issuing Lender’s undertaking, and such undertaking is not subject to any agreement, requirement or qualification and shall not in any way be amended, modified, amplified or limited by reference to any document, instrument or agreement referred to herein or in which this Letter of Credit is referred to or to which this Letter of Credit relates (other than the annexes attached hereto, if any), and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement. The obligation of each Issuing Lender under this Letter of Credit is the individual obligation of such Issuing Lender and is in no way contingent upon reimbursement to any drawing hereunder or upon any Issuing Lender’s ability to perfect a lien or security interest.
Each Issuing Lender’s obligation to pay is irrevocable and, subject to compliance with the requirements hereof, unconditional and, in furtherance and support thereof and without limiting the irrevocable and unconditional nature of each Issuing Lender’s obligations to the beneficiary hereunder, any demand by the beneficiary shall be honoured without any inquiry as to the beneficiary’s rights to make such demand, without regard to or recognition of any contractual rights, claims or defences (legal or equitable) of the applicant against the beneficiary and without regard to any other defence to the beneficiary’s demand for payment, arising as a result of any dispute between the beneficiary and the applicant or between the applicant and the Issuing Lenders.
This Letter of Credit shall be governed by and construed in accordance with the law of the Province of [Alberta] (without reference to choice of law doctrine) and is subject to the Uniform Customs and Practice for Documentary Credits (2007 Revision), International Chamber of Commerce Publication No. 600 (the “UCP”). In the event of any conflict between the law of the Province of [Alberta] and the UCP, the UCP shall control. [Notwithstanding Article 17 of the UCP, if this Letter of Credit expires during an interruption of business as described in said Article 17, each Issuing Lender agrees to effect payment if this Letter of Credit is drawn against within 30 days after the resumption of business.] [insert the immediately preceding sentence, if and as applicable].
This [Letter of Credit may not be assigned or transferred; provided that this] Letter of Credit shall inure to the benefit of any successor by operation of law, of the named beneficiary hereof, including, without limitation, any liquidator, receiver or trustee for such named beneficiary.

All communications regarding this Letter of Credit should be addressed to The Bank of Nova Scotia, [], Calgary, Alberta, Attention: _________________, referencing Irrevocable Letter of Credit No. _______________.
An Issuing Lender may[, subject to the replacement thereof with a new Lender having the minimum credit rating set forth below or with your consent (as applicable),] cease to be a party to, and a new Lender may become a party to, this Letter of Credit, and the Applicable Percentage of an Issuing Lender may change as a result thereof; provided that no such event will reduce the then available amount under this Letter of Credit. Upon the occurrence of any such event, the Agent will provide prompt notice to you of such event, including any change in the identities of the Issuing Lenders severally but not jointly or jointly and severally liable in respect of the aggregate undrawn amount of this Letter of Credit (based upon their respective Applicable Percentages thereof) and any change in such Applicable Percentages. [If a new Lender becomes a party to this Letter of Credit and the credit rating of such new Lender (or its parent) is lower than A+ as rated by Standard & Poor’s Rating Group or the equivalent by any other nationally recognized rating agency, the consent of the beneficiary to such change shall be required.] [Insert square bracketed provisions of this paragraph if required by the beneficiary.]
Very truly yours,

THE BANK OF NOVA SCOTIA, as Agent
Per:
Name:
Title:

ISSUING LENDERS: [NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact
Applicable Percentage	Per:
_______________%		Name:
Title:

[NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact
Applicable Percentage	Per:
_______________%		Name:
Title:

[NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact
Applicable Percentage	Per:
_______________%		Name:
Title:

[NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact
Applicable Percentage	Per:
_______________%		Name:
Title:

Schedule I
SUBSIDIARIES; COLLATERAL

Borrower	Governing Jurisdiction	Jurisdiction of Material Real and Tangible Personal Property
Baytex Energy Corp.	Alberta	Alberta

Subsidiary	Material Subsidiary (Y or N)	Governing Jurisdiction	Jurisdiction of Material Real and Tangible Personal Property
Baytex Energy Ltd.	Y	Alberta	Alberta Saskatchewan
BTE Holdings Canada Ltd.	Y	Alberta	Alberta
Baytex Commercial Trust 1	Y	Alberta	Alberta
Baytex Commercial Trust 2	Y	Alberta	Alberta
Baytex Commercial Trust 3	Y	Alberta	Alberta
Baytex Commercial Trust 4	Y	Alberta	Alberta
Baytex Commercial Trust 5	Y	Alberta	Alberta
Baytex Commercial Trust 6	Y	Alberta	Alberta
Baytex Commercial Trust 7	Y	Alberta	Alberta
BTE Holdings S.à r.l.	N	Grand-Duchy of Luxembourg	N/A
1828848 Alberta Ltd.	N	Alberta	N/A
BTE USA Topco, Inc.	N	Delaware	N/A
BTE USA Intermediate, Inc.	N	Delaware	N/A
I-1

CAN_DMS: \1014315809\1
I-2
54757746.3

Schedule J
SUMMARY OF MATERIAL TERMS OF SECOND LIEN INTERCREDITOR AGREEMENT
For the purposes of this Summary:
“Collateral” means any kind of property, asset, undertakings, rights and interests, whether real, personal, mixed or profits à prendre, or tangible or intangible, of the Borrower and the Material Subsidiaries, whether real, personal or mixed, now or at any time hereafter subject to any Security Interests securing the First Lien Obligations or the Second Lien Obligations;
“First Lien Obligations” means (a) all of the Obligations, howsoever evidenced, created, incurred or acquired, whether primary, secondary, direct, contingent, or joint and several, (b) all Lender Financial Instrument Obligations, (c) any reimbursement or indemnity obligations of the Borrower and the Material Subsidiaries arising under any Document and (d) all expenses and charges, legal and otherwise, incurred by the First Lien Secured Parties in collecting or enforcing any of the Obligations or the Lender Financial Instrument Obligations or in realizing on or protecting any security therefor (including without limitation the security granted pursuant to any Document) to the extent required to be reimbursed by the Borrower or a Material Subsidiary under any Document;
“First Lien Secured Parties” means, collectively, the Agent, the Lenders and the Hedging Affiliates;
“First Lien Security” means, as the context requires:
(a)the Security;
(b)the Security Interests, rights, interests and benefits created or arising pursuant to such Security; or
(c)the Collateral charged under or subject to such Security;
“Insolvency Proceeding” means:
(d)any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any Material Subsidiary, any bankruptcy, insolvency, receivership, interim receivership or assignment for the benefit of creditors relating to the Borrower or any Material Subsidiary or any similar case or proceeding relative to the Borrower or any Material Subsidiary including any case proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11 of the United States Code entitled “Bankruptcy” or any comparable law, or any successor bankruptcy law;
(e)any arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any Material Subsidiary, but excluding any arrangement under applicable business corporations statutes wholly among solvent Persons and which does not involve the compromise or reduction of any liabilities or other obligations owing to creditors or any exchange or conversion of indebtedness for shares or other equity interests in the capital thereof; or
(f)any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any Material Subsidiary are determined and any payment or distribution is or may be made on account of such claims, whether any of the foregoing is voluntary or involuntary, partial or complete, and includes any such proceedings initiated or consented to by the Borrower or any Material Subsidiary;
“Second Lien Collateral Agent” means the collateral agent or trustee from time to time under and pursuant to the Second Lien Documents;
“Second Lien Documents” means, collectively, the Second Lien Financing Agreement, the Second Lien Security Documents and all other agreements, certificates, notices, instruments or other documents which create, evidence, establish or relate to the Second Lien Obligations;

“Second Lien Obligations” means the Second Lien Debt and all other indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrower and the Material Subsidiaries to or in favour of the Second Lien Creditors under, pursuant or relating the Second Lien Financing Agreement and the other Second Lien Documents;
“Second Lien Rights” means, collectively, all of the rights, remedies, interests and powers of any or all of the Second Lien Creditors:
(g)under, pursuant or relating to the Second Lien Financing Agreement, Second Lien Security or other Second Lien Documents;
(h)in any Insolvency Proceedings; and
(i)otherwise available to any or all of the Second Lien Creditors pursuant to applicable laws to enforce payment and performance of the Second Lien Obligations;
“Second Lien Security” means, as the context requires:
(j)the Second Lien Security Documents;
(k)the Security Interests, rights, interests and benefits created or arising pursuant to such Second Lien Security Documents; or
(l)the Collateral charged under or subject to such Second Lien Security Documents; and
“Second Lien Security Documents” means any and all assignments, mortgages, debentures, pledges, guarantees and other security agreements of whatsoever kind now, heretofore, or hereafter executed and delivered by the Borrower and the Material Subsidiaries in favour of any or all of the Second Lien Creditors (including in favour of the Second Lien Collateral Agent) or now, heretofore, or hereafter existing as security on or against any Collateral in favour of any or all of the Second Lien Creditors (including in favour of the Second Lien Collateral Agent), in each case, which secure payment or performance of the Second Lien Obligations.
1.Priority of Security Interests
Any Security Interest now or hereafter held by or for the benefit of the First Lien Secured Parties (or any of them) shall be senior in right, priority, operation, effect and all other respects to any and all Security Interests now or hereafter held by or for the benefit of the Second Lien Creditors (or any of them).
2.Additional Security Interests
(a)Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, no Borrower nor any Material Subsidiary shall grant or permit any additional Security Interests on any of its property, assets or undertaking to secure any Second Lien Obligations unless it has granted, or concurrently therewith grants, a senior Security Interest on such assets, property or undertaking to secure the First Lien Obligations.
(b)Unless the First Lien Secured Parties have previously or are concurrently taking action to effect a registration of a fixed charge and the Second Lien Creditors are permitted to do so under the Second Lien Financing Agreement, the Second Lien Creditors shall not register any fixed charge against any petroleum and natural gas assets of the Borrower or any of the Material Subsidiaries in respect of or as security for the Second Lien Obligations until 30 days after they have given to the First Lien Secured Parties written notice of their intention to register such fixed charge security.
3.Proceeds
(a)In the event of any Insolvency Proceedings the First Lien Secured Parties shall first be entitled to receive from the proceeds of the Collateral indefeasible payment in full of the

First Lien Obligations in cash before the Second Lien Creditors shall be entitled to receive and retain any payment or distribution on account of the Second Lien Obligations or Second Lien Rights from proceeds of the Collateral.
(b)Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, and regardless of whether an event described in paragraph (a) above has occurred, any Collateral or proceeds thereof received by the First Lien Secured Parties in connection with any disposition of, or collection on, such Collateral following an enforcement action by either the First Lien Secured Parties or the Second Lien Creditors shall be applied by the First Lien Secured Parties to the First Lien Obligations, together with concurrent and permanent reduction of any revolving credit commitment thereunder in an amount equal to the amount of such payment. After the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, the First Lien Secured Parties shall deliver to the Second Lien Collateral Agent (for the benefit of the Second Lien Creditors) any remaining Collateral and any proceeds thereof then held by them in the same form as received, together with any necessary endorsement or assignment, or as a court of competent jurisdiction may otherwise direct, to be applied to the Second Lien Obligations.
(c)If, after the issuance of a notice of an event of default by either the First Lien Secured Parties or the Second Lien Collateral Agent (or any other agent or trustee on behalf of the Second Lien Creditors) that has not been rescinded in writing, any First Lien Secured Party or Second Lien Creditor receives any payment, benefit, Collateral or distribution, whether voluntary or involuntary, all or part of which payment, benefit, Collateral or distribution (the “Reallocable Payment”) should have been paid to the First Lien Secured Parties or the Second Lien Creditors, as the case may be, then the applicable receiving Person shall hold the Reallocable Payment received by it in trust for such other persons (in the case of a payment received by the Second Lien Creditors, in trust for the First Lien Secured Parties or in the case of receipt by the First Lien Secured Parties, in trust for the Second Lien Creditors) and shall forthwith notify and pay to such other person, in the form received with any necessary endorsement or assignment, the Reallocable Payment.
4.Standstill
(a)Subject to Section 4(b) below, unless the First Lien Obligations have been unconditionally and irrevocably paid and satisfied in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, no Second Lien Creditor shall (the following detailed in Sections 4(a)(i) to (iii), inclusive, are collectively referred to herein as the “Restricted Rights”):
(i)enforce or exercise, or seek to enforce or exercise, any remedies under any Second Lien Security or take any proceedings in connection therewith;
(ii)institute or commence, or join with any other person (other than the Agent) in instituting or commencing, any Insolvency Proceedings or take any steps or proceedings in connection therewith; or
(iii)institute or commence any action or proceeding to enforce, collect or receive payment of any Second Lien Obligations or exercise any Second Lien Rights to enforce payment of any Second Lien Obligations, including any action of enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or unsecured creditor), until at least 180 days (the “Standstill Period”) after the date the Second Lien Collateral Agent (or any other agent or trustee on behalf of the Second Lien Creditors) has given to the First Lien Secured Parties a written notice (i) of the occurrence of an event of default under and as defined in the Second Lien Financing Agreement, (ii) that repayment of all of the Second Lien Obligations has been accelerated and (iii) that the Second Lien

Creditors are seeking to enforce, exercise, institute or commence (as the case may be) their rights against the Borrower and the Material Subsidiaries; provided that in no event shall any Second Lien Creditors be entitled to enforce or exercise any Restricted Rights against the Borrower and the Material Subsidiaries or with respect to the Collateral if, notwithstanding the expiration of the Standstill Period, the First Lien Secured Parties or the Agent, as applicable: (i) shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to all, substantially all or any material portion of the Collateral; or (ii) are stayed or otherwise precluded from pursuing the rights or remedies pursuant to applicable laws or Insolvency Proceedings (including pursuant to any order made in connection therewith).
(b)Notwithstanding section 4(a) above, the Second Lien Creditors may at any time: (i) accelerate the Second Lien Obligations in accordance with the Second Lien Financing Agreement; (ii) file any proof of claim with respect to the Second Lien Obligations or Second Lien Rights in an Insolvency Proceeding (provided that such proof of claim shall not include a claim to priority that is equal to or in priority to the First Lien Obligations); (iii) take any action in order to perfect Security Interests against the Collateral; (iv) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of any Second Lien Creditor; (v) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Borrower and the Material Subsidiaries arising under any insolvency law or other applicable law, so long as (A) no Restricted Rights are commenced or exercised and (B) no action or proceeding for enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or an unsecured creditor) is instituted or commenced; (vi) exercise any of their rights or remedies with respect to the Collateral (including the Restricted Rights) after the termination of the Standstill Period to the extent permitted by section 4(a) above; and (vii) vote on any proposal or plan in a manner consistent with and to the extent not prohibited by the terms set forth in the Second Lien Intercreditor Agreement, with respect to the Second Lien Obligations, the Second Lien Rights and the Collateral, in each case, to the extent, but only to the extent, that any of the foregoing is in compliance with and does not contravene the other provisions of the Second Lien Intercreditor Agreement and is not adverse to, or does not adversely affect, the Security Interests in favour of the First Lien Secured Parties or the priority thereof or the rights or claims of the First Lien Secured Parties.
5.Amendments
(a)The Documents may be amended, restated, supplemented or otherwise modified in accordance with their terms, and refinancing Debt in respect of the First Lien Obligations may be incurred, in each case, without the consent of the Second Lien Creditors; provided, however, that without the consent of the Second Lien Collateral Agent (on behalf of the Second Lien Creditors), no such amendment, restatement, supplement, modification or refinancing (or successive amendments, restatements, supplements, modifications or refinancings) shall contravene any provision of the Second Lien Intercreditor Agreement.
(b)The Second Lien Financing Agreement may not be amended, restated, supplemented or otherwise modified, or entered into, or refinanced except upon prior written notice to the Agent and then only to the extent such amendment, restatement, supplement or modification, or the terms of such new Second Lien Financing Agreement, or such refinancing would not (i) contravene the provisions of the Second Lien Intercreditor Agreement, (ii) change to earlier dates any scheduled dates for payment of principal or of interest, (iii) change the redemption, prepayment, repurchase, tender or defeasance provisions set forth thereunder in a manner that would require a redemption, prepayment, repurchase, tender or defeasance not required thereunder as of the date hereof, (iv) modify any financial covenant or negative covenant to make it more restrictive than the credit agreement to which this Schedule J is attached, or (v) introduce or provide for covenants, events of default or other provisions that are more onerous or restrictive on the Loan Parties than the credit agreement to which this Schedule J is attached (unless the credit agreement to which this Schedule J is attached is amended or deemed amended to provide the benefit thereof to the First Lien Secured Parties).
6.Default Notices
If the First Lien Secured Parties or the Second Lien Creditors (a) accelerate any Debt under their respective agreements, (b) commence any action or proceeding to enforce, collect or receive payment of its respective obligations, or (c) has actual knowledge of the occurrence of a continuing event of default under their credit facilities, then such Person(s) shall, as soon as is practicable in the circumstances with the occurrence of any of the events referred to above, notify the Second Lien Collateral Agent or the Agent, as applicable, of such event, together with reasonable particulars thereof.
7.Right to Purchase the First Lien Obligations
Upon the occurrence of: (a) the acceleration of the First Lien Obligations; or (b) the commencement of any Insolvency Proceedings, then, the Second Lien Creditors shall have 45 days after receiving written notice of any such occurrence to unconditionally and irrevocably purchase in full in cash all (but not less than all) of the First Lien Obligations at par (including, without limitation, any accrued and unpaid interest and fees thereon).
8.DIP Financing
In the event of an Insolvency Proceeding, whether voluntary or involuntary, no Second Lien Creditor shall propose, agree to provide or support any debtor in possession financing (a “DIP Financing”) which is secured by a charge or other Security Interest that ranks in priority to or pari passu with the Security Interests in respect of the First Lien Obligations. If the Borrower or any Material Subsidiary obtains DIP Financing from any Lenders which have a first Security Interest, then the Second Lien Creditors will consent (and not raise any objection) to such DIP Financing and the Second Lien Collateral Agent (acting on behalf of the Second Lien Creditors) agrees it will subordinate the Security Interests securing the Second Lien Obligations to: (i) the Security Interests securing any such DIP Financing and (ii) any administrative or other court-ordered charges; provided that: (A) the amounts secured by all such charges, when taken together with the aggregate principal amount of the DIP Financing will not exceed an amount equal to 20% of the aggregate principal amount of First Lien Obligations outstanding immediately prior to the commencement of such Insolvency Proceeding, (B) the First Lien Security is subordinated to or pari passu with such DIP Financing (in which case, the Second Lien Creditors will subordinate the Second Lien Security in the Collateral to the liens securing such DIP Financing), (C) the Second Lien Collateral Agent retains a Security Interest on the Collateral (including proceeds thereof arising after the commencement of such Insolvency Proceeding) with the same priority as existed prior to the commencement of such insolvency or liquidation, but subject to the security interests securing any DIP Financing and any administrative or other court-ordered charges, (D) such DIP Financing does not compel the Borrower or any of the Material Subsidiaries to seek confirmation of a specific plan or reorganization for which all or substantially all of the material terms are set forth in the documentation relating to such DIP Financing and (E) such DIP Financing does not expressly require the sale, liquidation or disposition of all or any substantial part of the Collateral prior to a default under the DIP Financing (other than a sale made in accordance with the governing insolvency legislation).
9.Special Rights and Agreements in Insolvency Proceedings and Realization Rights
In the event of an Insolvency Proceeding, no Second Lien Creditor shall (a) take, propose, approve or support any exercise of Restricted Rights or exercise any rights or remedies under any Second Lien Document or any other rights or remedies or (b) in, or in respect of, any Insolvency Proceeding take, propose, approve or support any plan or step or action, in either case:
(i)that is inconsistent with, or could result in a resolution inconsistent with, the application of proceeds described herein;

(ii)that, after giving effect to the application of proceeds described herein, would result in less than payment in full, in cash, of the First Lien Obligations, including pursuant to any sale, assignment, transfer, lease, license or other disposition of all or part of the Collateral;
(iii)that would amend any fees, charges or rates (including the interest rate) under the First Lien Obligations, or defer the timing of any payments under the First Lien Obligations, including the maturity date;
(iv)that would result in a reduction of the First Lien Obligations;
(v)that contemplates a purchase or exchange of shares or assets of the Borrower by the First Lien Secured Parties for forgiveness of any First Lien Obligations, including by way of foreclosure unless the First Lien Secured Parties received payment in full in cash of the First Lien Obligations; or
(vi)that interferes with the First Lien Secured Parties’ rights of set-off, combination or other similar right, and the Second Lien Collateral Agent (acting on behalf of the Second Lien Creditors) shall, at the request of the Agent and to the extent of the legal entitlement of the Second Lien Collateral Agent to do so, promptly take all steps and actions reasonably requested by the Agent to oppose any such exercise of Restricted Rights, plan, step or action. In addition to and without limiting the foregoing, each Second Lien Creditor shall not credit bid in any collateral sale unless the First Lien Secured Parties would be paid in full and in cash as part of the sale transaction.
10.Automatic Release and Subordination of Second Lien Security
(a)If, in connection with the exercise of the First Lien Secured Parties’ remedies in respect of the Collateral, the Agent, for itself or on behalf of any of the First Lien Secured Parties, releases any of the First Lien Security on any part of the Collateral or releases any Material Subsidiary from its obligations under the First Lien Security, then the Second Lien Security, if any, on such Collateral and the obligations of such Material Subsidiary under the Second Lien Security shall be automatically, unconditionally and simultaneously released, with no further consent or action of any Second Lien Creditor. The Second Lien Collateral Agent ( on behalf of the Second Lien Creditors) promptly shall execute and deliver to the Agent, the Borrower or such Material Subsidiary such financing change statements, releases and other documents as the Agent, the Borrower or such Material Subsidiary may request to effectively confirm such release.
(b)If a subordination or release of the First Lien Security on any part of the Collateral is permitted or required under both the credit agreement to which this Schedule J is attached and the Second Lien Financing Agreement, and the Agent executes and delivers a subordination or release of the First Lien Security in form and substance satisfactory to it, then the Second Lien Security, if any, on such Collateral shall be automatically, unconditionally and simultaneously subordinated or released, with no further consent or action of any Second Lien Creditor. The Second Lien Collateral Agent (on behalf of the Second Lien Creditors) promptly shall execute and deliver to the Agent, the Borrower or any Material Subsidiary such financing change statements, subordination agreements, releases and other documents as the Agent, the Borrower or such Material Subsidiary may request (which shall be in a form identical, with appropriate conforming changes, to any such documents delivered by the Agent) to effectively confirm such subordination or release.
(c)For certainty, the Second Lien Security will continue in the proceeds of any disposition of Collateral released pursuant to section 10(a) and section 10(b) above, subject to the priorities set out in the Second Lien Intercreditor Agreement.

11.No Challenge or Hindrance; Actions to be Consistent with Second Lien Intercreditor Agreement
(a)No Second Lien Creditor shall, in any manner:
(i)challenge, contest or bring into question the validity, priority, perfection or enforceability of any of the First Lien Security nor the validity or enforceability of any of the Obligations (including any claim filed in respect thereof) nor cause or assist any other person to take any such action;
(ii)take any action that would (A) limit, invalidate, avoid or set aside any First Lien Security or other Document or any provisions of any Document or (ii) subordinate the priority of the First Lien Security to the Second Lien Security or grant the Second Lien Security equal ranking to the First Lien Security;
(iii)take any action that would hinder, delay, limit, impede, restrict or prohibit any exercise of rights or remedies under the Documents, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure, realization, enforcement or otherwise;
(iv)contest, challenge, protest or object to any foreclosure, enforcement or realization proceeding or action brought by any First Lien Secured Party or any other exercise by any First Lien Secured Party of any rights and remedies relating to the Collateral under the Documents or otherwise (so long as the Second Lien Security attaches to the proceeds of realization therefrom, subject to the priorities set herein) and each Second Lien Creditor shall waive any and all rights it may have as a junior lien creditor or otherwise to object to the manner in which the First Lien Secured Parties seek to enforce or collect the Obligations or the First Lien Security, regardless of whether any action or failure to act by or on behalf of the Agent or other First Lien Secured Parties is adverse to the interests of the Second Lien Creditors; or
(v)contest, challenge, protest or object to the forbearance by the First Lien Secured Parties from bringing or pursuing any foreclosure, enforcement or realization proceeding or action or any other exercise of any rights or remedies under the Documents or relating to the Collateral.
(b)In addition to and without limiting the foregoing, each Second Lien Creditor covenants that it shall act in a manner consistent with and so as to give effect to the terms and conditions of the Second Lien Intercreditor Agreement, including with respect to the filing of any proof of claim in any Insolvency Proceedings applicable to the Borrower or any of the Material Subsidiaries. Without limiting the foregoing, if, in any Insolvency Proceedings, the Second Lien Creditors (or any agent or trustee on their behalf) fails to file on a timely basis a proof of claim in the proper form on account of the Second Lien Obligations, the Agent will be irrevocably authorized by the Second Lien Intercreditor Agreement (but not required) to file such a proof of claim on behalf of the Second Lien Creditors.
(c)By accepting the benefits of the Collateral, each Second Lien Creditor agrees to be bound by the terms of the Second Lien Intercreditor Agreement.
(d)Neither the Agent nor any First Lien Secured Party shall oppose or seek to challenge any claim by any Second Lien Creditor for allowance or payment in any Insolvency Proceeding of Second Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Second Lien Obligations on the Collateral; provided that if the Agent or any First Lien Secured Party shall have made any such claim, such claim (i) shall have been approved or (ii) will be approved contemporaneously with the approval of any such claim by any applicable Second Lien Creditor.
12.Power of Attorney
The Second Lien Creditors shall irrevocably constitute and appoint the Agent as its true and lawful attorney, with full power of substitution, to take any action or step which it is required to take herein in the name of the applicable Second Lien Creditors whenever and wherever the Second Lien Creditors fail to take any action required hereunder, and such appointment of the Agent as the Second Lien Creditors’ attorney shall be coupled with an interest and be irrevocable.
13.Separate Grants of Security; Separate Classes
In any Insolvency Proceeding which requires the classification of claims of creditors for voting purposes on any proposal under the Bankruptcy and Insolvency Act (Canada) or a plan of compromise, arrangement or reorganization, the parties hereto agree that the Borrower and the Material Subsidiaries shall establish separate classes for the claims of the First Lien Secured Parties and the Second Lien Creditors in recognition of their different interests. Each Second Lien Creditor agrees that the grants of Security Interests on the Collateral pursuant to the First Lien Security and the Second Lien Security constitute two separate and distinct grants of Security Interests, that the First Lien Secured Parties and the Second Lien Creditors do not share a “commonality of interest” with respect to their claims, and that the Second Lien Creditors will not object to any such classification. If it is held that the claims of the First Lien Secured Parties and the Second Lien Creditors in respect of the Collateral constitute one secured claim or class of creditors, then each Second Lien Creditor agrees that all distributions shall be made as if there were separate classes of senior and junior claims against the Borrower and the Material Subsidiaries in respect of the Collateral including, to the extent the aggregate value of the Collateral is sufficient (excluding the Second Lien Obligations), the payment to the First Lien Secured Parties of post-filing interest in addition to the amounts distributed to the First Lien Secured Parties in respect of principal, pre-filing interest and other claims prior to any distribution being made to any Second Lien Creditor, and each Second Lien Creditor agrees to hold in trust and turn over to the Agent, for itself and on behalf of the First Lien Secured Parties, amounts otherwise received or receivable by it to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of any Second Lien Creditor.
14.Governing Law
The Second Lien Intercreditor Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Schedule K
FORM OF ANNUAL ARO REPORTING

BAYTEX ENERGY LTD. LIABILITY SUMMARY	WELL SUMMARY (# OF WELLS)	ABANDONMENT & RECLAMATION LIABILITY (C$MM)
	OPERATED NON-OPERATED GROSS NET GROSS NET	OPERATED NON-OPERATED GROSS NET GROSS NET
ACTIVE (PRODUCING) WELLS
INACTIVE (NON-PRODUCING) WELLS

TOTAL WELLS

ACTIVE FACILITIES/PIPELINES
INACTIVE FACILITIES/PIPELINES

TOTAL FACILITIES/PIPELINES

SITES REQUIRING RECLAMATION ONLY

TOTAL LIABILITIES

L-1

CONSOLIDATED LIABILITY SUMMARY	WELL SUMMARY (# OF WELLS)	ABANDONMENT & RECLAMATION LIABILITY (C$MM)
	OPERATED NON-OPERATED GROSS NET GROSS NET	OPERATED NON-OPERATED GROSS NET GROSS NET
ACTIVE (PRODUCING) WELLS
INACTIVE (NON-PRODUCING) WELLS

TOTAL WELLS

ACTIVE FACILITIES/PIPELINES
INACTIVE FACILITIES/PIPELINES

TOTAL FACILITIES/PIPELINES

SITES REQUIRING RECLAMATION ONLY

TOTAL LIABILITIES
TOTAL NET LIABILITY
DISCOUNTING (●% INFLATION / ●% DISCOUNT)
AS REPORTED, DECEMBER 31, 20●

    K-2

Schedule L
EXISTING LETTERS OF CREDIT
Canadian LCs

[Redacted]

U.S. LC (the “BEUSA Letter of Credit”)

[Redacted]
N-1

Schedule M
EXISTING FINANCIAL INSTRUMENTS
[see attached]

M-1